As filed with the Securities and Exchange Commission on October 3, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NCL Corporation Ltd.
(Exact name of registrant as specified in its charter)

Bermuda	4400	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7665 Corporate Center Drive
Miami, Florida 33126
(305) 436-4000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Mark E. Warren, Esq.
Executive Vice President and General Counsel
7665 Corporate Center Drive
Miami, Florida 33126
(305) 436-4000
(Name, address, including zip code, and telephone number,
including area code, of agent of service)

Copy to:
Craig B. Brod, Esq.
Sung K. Kang, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective. If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate Offering	Registration
Securities to be Registered	Registered	Price per Note	Price	Fee(1)

10 5/8% Senior Notes due 2014	$250,000,000	100%	$250,000,000	$29,425.00

(1)	Calculated pursuant to Rule 457(f).
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this Prospectus is not complete and may be amended. These securities may not be sold until the related registration statement filed with the Securities and Exchange Commission or any applicable State securities commission becomes effective. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION — DATED OCTOBER 3, 2005
PROSPECTUS
NCL Corporation Ltd.
OFFER TO EXCHANGE 10 5/8% SENIOR NOTES DUE 2014 FOR
NEW 10 5/8% SENIOR NOTES DUE 2014 WHICH HAVE BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933
Terms of the Exchange Offer

•	We are offering to exchange all outstanding 10 5/8% senior notes due 2014 that were issued on July 15, 2004 (“original notes”), for an equal amount of new 10 5/8% senior notes due 2014 (“exchange notes”).

•	This exchange offer expires at 5:00 p.m., New York City time, on [ • ] unless extended.

•	The exchange notes will be substantially the same as the original notes, except that the exchange notes will be registered under the Securities Act of 1933, or the “Securities Act,” and will not be subject to restrictions on transfer or to any increase in annual interest rate.

•	The notes will be exchanged in integral multiples of $1,000.

•	Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker- dealer in connection with resales of exchange notes received in exchange for outstanding original notes where such outstanding original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the last date of acceptance for exchange, or the “expiration date,” we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of distribution”.
      See “Risk factors” beginning on page 11 for a discussion of certain risks that you should consider in connection with participation in the exchange offer.
       Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is [ •  ], 2005.

      You should rely only on the information contained in this prospectus. No person has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.
      We are not making the exchange offer in places where it is not permitted.
      You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.
      NCL Corporation Ltd.’s registered offices are located in Hamilton, Bermuda, and its principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126, United States of America and the main telephone number at that address is (305) 436-4000. The websites for Norwegian Cruise Line and Orient Lines operated by NCL Corporation Ltd. are located at www.ncl.com and www.orientlines.com, respectively. The information on the websites is not part of this prospectus.
      In this prospectus, “Company”, “we”, “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries for periods subsequent to the Reorganization (as defined below) and Arrasas Limited and its subsidiaries for periods prior to the Reorganization, unless stated otherwise or the context requires otherwise. “NCL” refers to NCL Corporation Ltd. individually and “Star Cruises”, “Norwegian Cruise Line”, “Orient Lines” and “NCL America” refer to the Star Cruises, Norwegian Cruise Line, Orient Lines and NCL America brands, respectively. “Star Cruises Group” refers to Star Cruises Limited, our parent company, and its subsidiaries, including the Company, and “initial purchasers” refers to J.P. Morgan Securities Inc. and DnB NOR Markets, Inc. References to the “U.S.” are to the United States of America.

Where you can find more information
      We have filed with the SEC a registration statement on Form F-4 under the Securities Act of 1933, as amended, relating to the exchange offer that includes important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement. This information is available from us without charge to holders of the initial notes. Following the exchange offer, we will commence filing periodic reports and other information with the SEC under the Securities Exchange Act of 1934, as amended.
      You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we file, at the Public Reference Room of the SEC’s headquarters located at 100 F Street, N.E. Washington, D.C. 20549.
      You may obtain information on the operation of the Public Reference Room by calling the SEC at 800-SEC-0330. These SEC filings will also be available to the public from commercial document retrieval services and at the SEC’s internet site (http://www.sec.gov).
Enforcement of civil liabilities
      We are a company incorporated under the laws of Bermuda. In addition, certain of our subsidiaries are organized outside the United States. Certain of our directors named herein are resident outside the United States. A substantial portion of our assets and the assets of such individuals are located outside the United States. As a result, it may not be possible for investors to effect service of process upon us or upon such persons within the United States or to enforce against us or them in U.S. courts judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws. There is doubt as to the enforceability in Bermuda, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon U.S. federal securities laws.
Forward-looking statements
      This prospectus contains statements that are, or may be deemed to be, “forward-looking” statements. All statements other than statements of historical facts included in this prospectus, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Certain statements under “Summary”, “Risk factors”, “Management’s discussion and analysis of financial condition and results of operations”, “Industry”, “Business” and elsewhere in this prospectus constitute “forward-looking statements”. Some of these statements can be identified by forward-looking terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “will” and “would” or similar words. However, these words are not the exclusive means of identifying forward-looking statements. These forward-looking statements and any other projections contained in this prospectus (whether made by us or by any third party) involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance or industry results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to:

•	changes in general economic, business and geopolitical conditions;

•	introduction of competing itineraries and other products by other companies;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	lack of acceptance of new itineraries, products or services by our targeted customers;

•	changes in our business strategy;

•	delivery schedules of new ships;

ii

•	accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and damage to ships;

•	changes involving the tax, environmental and other regulatory regimes in which we operate;

•	weather patterns; and

•	changes in foreign exchange rates, interest rates and fuel prices.
      Such forward-looking statements are based on current beliefs, assumptions, expectations, estimates and projections of our directors and management regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.
      You should carefully consider the trends, risks and uncertainties described in the “Risk factors” section of this prospectus and other information in this prospectus and reports filed with the SEC before making any investment decision with respect to the notes. If any of the trends, risks or uncertainties set forth in the “Risk factors” section of this prospectus actually occurs or continues, our business, financial condition or operating results could be materially adversely affected. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.
Industry and market data
      This prospectus includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from the Cruise Lines International Association, or CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources that we believe are reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We use the most currently available industry and market data to support statements as to our market position. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-looking statements” and “Risk factors” in this prospectus.

iii

Summary
Our business
      We are one of the leading cruise ship operators in the world, offering a wide variety of itineraries focused on North America, including the only year-round cruises from New York, the only inter-island itineraries in Hawaii and a variety of itineraries in Alaska, numerous mainstream itineraries in the Caribbean, Europe and South America and the largest cruise operation in Antarctica. We operate under three brands: Norwegian Cruise Line, NCL America (under which we offer our unique Hawaii cruises), and Orient Lines. We currently operate 12 ships representing over 21,600 berths, which account for approximately 8.6% of the overall cruise capacity in North America in terms of berths. We are in the midst of a fleet renewal program which, by the end of 2007, will add three new ships to our fleet. The addition of these new ships and the withdrawal of two smaller ships will result in a fleet size of 13 ships with 26,034 berths. Following our fleet renewal program, the average age of the ships in the combined Norwegian Cruise Line and NCL America brands will be approximately six years.
      In addition to operating our large, competitive international fleet, we are unique in the industry in being the only major cruise line to operate U.S.-flagged ships. As well as enabling us to offer entirely inter-island Hawaii cruises not available from any competitor, we believe the distinction of being the only U.S. flag operator creates an advantageous corporate position.
      For the years ended December 31, 2003 and 2004, we had revenues of $1,229.9 million and $1,275.7 million, respectively, and net losses of $13.5 million and $8.7 million, respectively. For the six months ended June 30, 2004 and 2005, we had revenues of $572.6 million and $688.2 million, respectively, a net loss of $11.3 million for the six months ended June 30, 2004 and net income of $11.4 million for the six months ended June 30, 2005.
Our business strategies
      We seek to attract vacationers by pioneering new products and services, exploring new markets and adding modern ships to our fleet with the aim of offering a vacation product with better value and more attractive characteristics than the broader, land-based alternatives with which we compete. We have a long tradition of product innovation within the cruise industry: NCL is the oldest established consumer brand in Caribbean cruising; we were the first to introduce a 2,000-berth megaship into the Caribbean market in 1980; and in 1978, we became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers. This tradition of innovation has continued in recent years with the launch of “Freestyle Cruising”, the development of “Homeland Cruising”, the initiation of year-round cruises from New York, and the introduction of one-week inter-island cruises on ocean-going ships in Hawaii through our U.S.-flagged vessels, which we believe differentiate us significantly from our major competitors.
      “Freestyle Cruising”. One of our most significant initiatives has been the introduction of a new style of cruising, called “Freestyle Cruising”, on board all Norwegian Cruise Line and NCL America vessels. Our primary aim has been to eliminate the traditional cruise ship practice of fixed dining schedules, assigned dinner seating, formal dress codes, and cash tipping of service staff. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to organize their onboard experience according to their own schedules and tastes. Our new ships have been designed and built for “Freestyle Cruising”, which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” will attract a passenger base that would prefer the less structured, resort-style experience of our cruises. The key elements of “Freestyle Cruising” include:

•	Flexible dining policy in the main dining room; no fixed dining times or pre-assigned seating;

•	Multiple dining locations ranging from casual fast food outlets to à la carte gourmet and specialty ethnic restaurants;

•	Resort casual dress code acceptable throughout the ship, at all times;

•	Increased service staff for a more personalized vacation experience;

•	Replacement of cash tipping with an automated service charge system;

•	Diverse “lifestyle” activities, including cultural and educational onboard programs along with an increased adventure emphasis for shore excursions; and

•	Passenger-friendly disembarkation policies.
      Hawaii expansion. We have offered round-trip Hawaii cruises since 1998 and have been the industry leader in Hawaii since 2001. Initially, our cruises were on non-U.S.-flagged vessels and were required to call on a foreign port to comply with the provisions of the U.S. Jones Act. As a result, since 1998, our Hawaii cruises called on Fanning Island in the Republic of Kiribati, which is the closest foreign port that complies with the Jones Act provisions, and is located approximately 900 nautical miles south of the Big Island of Hawaii. We retain the exclusive right to access Fanning Island through March 2007. However, in February 2003, we sought and received U.S. Congressional permission to operate in the Hawaii inter-island trade and, as a result, we are currently the only ocean-going cruise ship operator capable of offering entirely inter-island cruises in Hawaii. Today almost 20% of all of our passengers take a Hawaii cruise, compared with fewer than 3% for the whole industry.
      Pursuant to federal law, we were permitted to re-flag an existing non-U.S.-flagged ship in our fleet as a U.S.-flagged ship and complete the construction of two additional U.S.-flagged vessels outside the United States. As a result, up to three of our ships will be able to cruise between and among ports in Hawaii without the need to call at a foreign port. The 1,990-berth Pride of Aloha commenced sailing seven-day inter-island cruises from Honolulu in July 2004. The Pride of America, our first newly built U.S.-flagged ship, commenced sailing seven-day inter-island cruises from Honolulu in the summer of 2005. It added 2,146 berths to our fleet and features more private balcony cabins than any other ship in our fleet. The Pride of Hawaii, our third U.S.-flagged ship and also a new purpose-built vessel, is expected to commence sailing in the summer of 2006, adding a further 2,376 berths to our fleet. In total, we will offer over 6,500 berths on U.S.-flagged vessels on weekly inter-island Hawaii cruises by the summer of 2006.
      Fleet renewal. An important element of our strategy since our acquisition by Star Cruises has been to invest aggressively in a renewal of our fleet, with the aim of having the youngest fleet in the industry by 2010. We are in the midst of a fleet renewal program which, by the end of 2007, will add three new ships to our fleet, for a total of ten modern ships added to our fleet since 1999. The addition of these ships and the withdrawal of two smaller ships will result in a fleet size of 13 ships with 26,034 berths. Following our fleet renewal program, the average age of the ships in the combined Norwegian Cruise Line and NCL America brands will be approximately six years, which we believe compares favorably with other cruise ship operators competing in our markets. These three ships have a total of 7,144 berths, or approximately 32.9% of our current total berths. The total cost of these ships is currently estimated to be the Euro equivalent of $1,391.6 million (based on the exchange rate on June 30, 2005), of which approximately $1,112.6 million remained to be paid as of June 30, 2005. Renewal of our fleet is expected to enhance our results because:

•	new ships are more attractive to passengers;

•	new ships are larger and have a more profitable mix of cabins, including a higher percentage of cabins with private balconies for which passengers are willing to pay a premium;

•	our new ships are faster than many of our competitors’ vessels, giving us more flexibility in designing new and attractive itineraries;

•	new ships tend to provide greater operating economies of scale and are designed to promote increased onboard spending; and

•	new ships can be custom-designed and built for our current product offerings, such as “Freestyle Cruising” and allow for more product consistency.

      As a result of our reorganization, discussed in “Reorganization”, we chartered six cruise ships from our parent, Star Cruises Limited. These charter agreements afford us the flexibility to return our older ships to Star Cruises as new modern ships enter our fleet over time, without relying on the secondary sale market. For example, we took delivery of our new ship, the Norwegian Jewel, in August 2005, and in that month we ended the charter for one of the six ships, the Norwegian Sea, and returned the ship to Star Cruises.
      “Homeland Cruising”. We are one of the industry leaders in offering cruises from a wide variety of North American homeports close to major population centers, thus eliminating the need for vacationers to fly to distant ports to board a vessel and reducing the overall cost and duration of a vacation. We branded this initiative as “Homeland Cruising” in response to changing consumer travel patterns in recent years. We are, for example, the only brand operating year-round from New York, the largest population center in the U.S., and Houston; the only brand operating throughout the winter season from Charleston; and the only brand operating Bermuda cruises from all three of the main northeastern ports, Boston, New York, and Philadelphia.
Risk factors
      We face a number of risks associated with our business and industry, and these risks and uncertainties could have a material adverse effect on our business.
      For example:

•	We face intense competition in the North American market for cruise ship passengers. A net increase in the future supply of cruise ships without a corresponding increase in passenger demand could result in even greater competition that would adversely affect our financial situation.

•	Outside economic factors, such as increases in fuel prices or a decrease in the level of disposable income of consumers in North America, could adversely affect our financial condition and operating results.

•	Our inter-island cruises in Hawaii commenced in the summer of 2004. As a U.S.-flagged operation, there are significantly increased payroll and associated personnel costs involved in this operation. It has yet to be shown conclusively that the premium revenues commanded by these operations will be sufficient to offset the higher costs relative to our international operations.

•	We rely on third parties, such as travel agents and commercial airlines, for passenger bookings and connections. Major changes in availability or costs of services offered by third parties could undermine our customer base.

•	Delays in delivery of new cruise ships, mechanical failures or other adverse incidents involving cruise ships may adversely impact our operating results.

•	Our high level of indebtedness and restrictive covenants in our indenture and credit facilities may lead to significant operating and financial restrictions that could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility.
      For a further discussion of these and other risks that we face, see “Risk factors”.
Company background
      The Norwegian Cruise Line and Orient Lines brands commenced operations in 1966 and 1993, respectively. In February 2000, Star Cruises Limited, a Bermuda company with limited liability, acquired control of and became the sole owner of these operations. Star Cruises Limited is the third largest cruise ship operator in the world in terms of berths with a combined fleet of 21 ships in service and under construction with over 31,000 berths. Star Cruises Limited’s shares are listed on The Stock Exchange of Hong Kong Limited and quoted on the Central Limit Order Book International of the Singapore

Exchange Securities Trading Limited (“CLOB International”). As of June 30, 2005, Star Cruises Limited’s investment in us was approximately $1.4 billion.
Reorganization
      Starting in late 2003, we undertook a reorganization of the Norwegian Cruise Line and Orient Lines business within the Star Cruises Group, which we refer to as the “Reorganization”. The Reorganization entailed the following corporate changes:

•	In December 2003, NCL was formed in Bermuda as a wholly-owned subsidiary of Star Cruises Limited.

•	Star Cruises Limited contributed to NCL its 100% ownership interest in Arrasas Limited, or Arrasas. Arrasas is an Isle of Man company that owns all our ship-owning and operating subsidiaries.

•	Various subsidiaries were regrouped so that the entities owning or operating Bahamas-flagged ships became subsidiaries of NCL International, Ltd., a Bermuda company, and the entities owning or operating U.S.-flagged ships became subsidiaries of NCL America Holdings, Inc., a Delaware corporation. Both NCL International, Ltd. and NCL America Holdings, Inc. are wholly-owned subsidiaries of Arrasas.
      In addition, the Reorganization, which closed on April 23, 2004, was intended to increase the financial self-sufficiency of NCL’s business, allowing NCL to raise general and ship-specific financing without guarantees or other financial assistance from its parent company, and to facilitate the renewal of NCL’s fleet as newly-built ships are placed into service and older ships are phased out. The Reorganization entailed the following steps (dollar amounts below are as of April 23, 2004):

•	A total of $366.6 million of our intercompany debt owed to Star Cruises Limited that had been recorded as an amount due to Star Cruises Limited was capitalized as equity;

•	Substantially all of the guarantees and mortgages that had been provided by our ship-owning subsidiaries to the lenders of Star Cruises Limited were released, while substantially all of the guarantees provided by Star Cruises Limited to these subsidiaries’ lenders were also released and replaced with guarantees from NCL;

•	We transferred six of our ships, the Norwegian Crown, the Norwegian Dream, the Norwegian Majesty, the Norwegian Sea, the Marco Polo and the Norwegian Wind, to Star Cruises Limited at their existing net book values of $778.0 million along with $403.2 million of secured indebtedness associated with these ships. The difference of $374.8 million reduced our intercompany debt owed to Star Cruises Limited by the same amount; and

•	After the transfer of these ships, we entered into arrangements with Star Cruises Limited to charter-in the six ships from Star Cruises Limited for periods ranging from one to six years to continue operating them under the Norwegian Cruise Line and Orient Lines brands. These charter arrangements are expected to provide us with greater flexibility in removing older vessels from our fleet as new ships that are custom designed for “Freestyle Cruising” enter our fleet over time.

Organizational Structure
      Our corporate structure following the Reorganization is as follows:

(1)	Ship-holding companies for Bahamas flagged-ships.

(2)	Operates Bahamas flag fleet, including ships under charter agreements from Star Cruises (Norwegian Crown, Norwegian Dream, Norwegian Majesty, Marco Polo, and Norwegian Wind) and performs under contract with NCL America Inc. certain marketing, ticket issuance and other services.

(3)	Ship-holding companies for U.S. flagged ships.

(4)	Operates U.S. flag fleet.
      For a complete list of our material subsidiaries, see Exhibit 21 to our exchange offer registration statement filed with the SEC on Form F-4, of which this prospectus forms a part.

Summary of the exchange offer

Background	On July 15, 2004, we completed the private offering of $250,000,000 aggregate principal amount of our 10 5/8% Senior Notes due 2014. In connection with that offering, we entered into a registration rights agreement with the initial purchasers of the original notes in which we agreed, among other things, to complete this exchange offer. Under the terms of the exchange offer, you are entitled to exchange the original notes for exchange notes with substantially similar terms. You should read the discussion under the heading “Description of the exchange notes” for further information regarding the exchange notes.

The exchange offer	We are offering to exchange up to $250,000,000 aggregate principal amount of 10 5/8% Senior Notes due 2014 which have been registered under the Securities Act for our 10 5/8% Senior Notes due 2014 which were issued on July 15, 2004 in a private offering. Any holder electing to have original notes exchanged pursuant to this exchange offer must surrender the original notes, together with the letter of transmittal accompanying this prospectus, to the institution and at the address and in the manner specified in the notice, prior to the close of business on the expiration date. All original notes validly tendered and not properly withdrawn will be accepted for exchange. Original notes may be exchanged only in integral multiples of $1,000.

Resales of exchange notes	We believe that the exchange notes may be offered for resale, resold or otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you acquire the exchange notes in the ordinary course of business; and

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes.

If any of the foregoing is not true and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act and without an exemption of your exchange notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

Consequences of failure to exchange original notes	All untendered original notes will remain outstanding and will continue to accrue interest but will not retain any rights under the registration rights agreement. All untendered original notes will continue to be subject to the restrictions on transfer provided for in the original notes and in the Indenture, dated as of July 15, 2004, between NCL Corporation Ltd. and JPMorgan Chase Bank, N.A., as Trustee, relating to the original notes (the “indenture”) which will continue to bear legends regarding restrictions on transfer.

You will not be able to offer or sell the original notes unless they are registered under the Securities Act (and we will have no obligation to register them after the exchange offer is closed, except for some limited exceptions) or unless you sell them in a manner that does not require registration under the Securities Act. Please see “Risk factors-Transfer restrictions” and “The exchange offer-Terms of the exchange offer”.

Expiration date; Withdrawal of tender	This exchange offer will remain open for at least 20 full business days (as defined by Exchange Act Rule 14d-1(g)(3)) and will expire at 5:00 p.m., New York City time, on [ • ], 2005, or such later date and time to which we extend it (the “expiration date”).

Any holder may withdraw its election to tender original notes not later than the close of business on the expiration date by sending to Carol Ng, Vice President, JPMorgan Chase Bank, N.A., 4 New York Plaza, Floor 15, New York, NY 10004-2413 a telegram, telex, facsimile transmission or letter setting forth the holder’s name, the principal amount of original notes delivered for exchange and a statement that the holder is withdrawing its election to have the original notes exchanged; provided that, in each case, the election to withdraw must be received by JPMorgan Chase Bank, N.A. no later than the close of business on the expiration date.

Conditions	The exchange offer is subject to certain customary conditions. See “The exchange offer — conditions.”

Certain federal income tax considerations	This exchange of notes will not be a taxable exchange for federal income tax purposes. You should consult your tax advisor about the tax consequences of this exchange. See “Certain U.S. federal income tax considerations.”

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer.

Exchange agent	JPMorgan Chase Bank, N.A. is serving as exchange agent in connection with the exchange offer.

Maturity	July 15, 2014

Summary of the exchange notes
      The exchange notes have the same financial terms and covenants as the original notes except that the exchange notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of the exchange notes”.

Issuer	NCL Corporation Ltd.

Securities	$250,000,000 in aggregate principal amount of 10 5/8% Senior Notes due 2014.

Maturity	July 15, 2014

Interest payment dates	January 15 and July 15 of each year, commencing January 15, 2006

Optional redemption	The exchange notes will be redeemable at our option, in whole or in part, at any time on or after July 15, 2009, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption.

At any time and from time to time prior to July 15, 2007, we may redeem up to 35% of the original aggregate principal amount of the exchange notes with the net cash proceeds of certain equity offerings at a redemption price equal to 110.625% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages thereon, if any, to the date of redemption.

Optional tax redemption	The exchange notes are redeemable, in whole, but not in part, at our option, at a price equal to 100% of the principal amount thereof, together with any accrued and unpaid interest to the date of redemption, in the event of a change in tax law requiring the imposition of withholding taxes by any relevant tax jurisdiction. Our $800.0 million Senior Secured Credit Facility limits our ability to optionally redeem the exchange notes.

Sinking fund	No sinking fund payments will be required.

Ranking	The exchange notes will be our unsecured, unsubordinated obligations. Accordingly, they will rank:

• equally in right of payment with all of our existing and future unsecured unsubordinated debt;

• effectively junior to secured debt;

• senior to any future senior subordinated or subordinated debt; and

• effectively junior to all existing and future liabilities (including trade payables) of our subsidiaries, including those under our credit facilities.

As of June 30, 2005:

• outstanding indebtedness of NCL and its subsidiaries was $2,007.9 million, $1,757.9 million of which is secured indebtedness; and

• outstanding indebtedness of NCL’s subsidiaries was $1,135.4 million.

Covenants	We will issue the exchange notes under the indenture pursuant to which the original notes were issued, with JPMorgan Chase Bank, N.A. as trustee. The indenture, among other things, restricts our ability and the ability of certain of our subsidiaries to:

• incur additional debt;

• issue redeemable stock and preferred stock;

• increase dividends on our common stock above specified levels;

• repurchase capital stock;

• engage in other business activities;

• make certain other payments, including, without limitation, for investments;

• create liens;

• sell or otherwise dispose of assets, including capital stock of subsidiaries;

• enter into agreements that restrict dividends from subsidiaries;

• enter into mergers or consolidations;

• enter into transactions with affiliates;

• guarantee indebtedness; and

• enter into sale/leaseback transactions.

These covenants are subject to a number of important exceptions and qualifications. For more details, see “Description of exchange notes — Certain covenants”.

Change of control	Upon the occurrence of a change of control, you will have the right to require us to repurchase all or a portion of your exchange notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages thereon, if any, to the date of repurchase; provided, however, that notwithstanding the occurrence of a change of control, we will not be obligated to repurchase the exchange notes pursuant to a change of control offer in the event that we have exercised our right to redeem all the exchange notes, as described under “Optional redemption” above. See “Description of exchange notes — Change of control”.

Mandatory offers to purchase	In connection with certain asset dispositions, we may be required to use the proceeds from those asset dispositions to make an offer to purchase the exchange notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 360 days to repay some types of indebtedness, or to invest in assets related to our business.

Tax consequences	The acquisition, ownership and disposition of the notes have certain U.S. federal income tax consequences. For more details, see “Certain U.S. federal income tax considerations”.
Ratio of earnings to fixed charges
      The following table sets forth our ratios of earnings to fixed charges for the periods presented. For purposes of computing the ratio of earnings to fixed charges, earnings consist of net (loss) income plus fixed charges. Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a one-third proportion of rental expense deemed to be representative of the interest.

	Fiscal Year Ended December 31,					Six Months Ended June 30,

	2000	2001	2002	2003	2004	2004	2005

						Pro
						Forma(1)
	(Dollars in thousands)
Ratio of earnings to fixed charges	—	—	1.49	—	—	—	—

(1)	Pro forma amount gives effect to the transactions included in the unaudited condensed consolidated financial statements included elsewhere in this prospectus.
      For the years ended December 31, 2000, 2001, 2003, 2004 (actual and pro forma) and the six months ended June 30, 2005, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio. Additional earnings of approximately $74.2 million, $81.2 million, $17.8 million, $26.1 million (actual) and $36.7 million (pro forma) and $8.3 million, were necessary for the years ended December 31, 2000, 2001, 2003, 2004 (actual and pro forma), and the six months ended June 30, 2005, respectively, to provide a one-to-one coverage for NCL.

Risk factors
      The risks described below along with other information described in this prospectus should be carefully considered before making a decision to participate in the exchange offer. Our businesses, financial condition or results of operations could be materially adversely affected by any of these risks or uncertainties.
Risks relating to the exchange notes

We are highly leveraged and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility and prevent us from fulfilling our obligations under the exchange notes.
      As of June 30, 2005, we had approximately $2,007.9 million of total debt, of which approximately $113.5 million is the current portion of long-term borrowings. As of the same date, we had approximately $1,392.1 million in shareholder’s equity. Most of our debt has been incurred to finance ship construction. Our high level of indebtedness may adversely affect our future strategy and operations in a number of ways, including:

•	making it difficult to satisfy our obligations under the exchange notes or other indebtedness, and our failure to comply with the requirements of such indebtedness could result in an event of default;

•	a substantial portion of our cash flow from operations will be required to service debt, thereby reducing the funds available to us for other purposes;

•	our ability to obtain additional financing for working capital, capital expenditures and general corporate purposes, including upgrades of our current ships or the construction of new vessels, may be limited; and

•	our high level of leverage may hinder our ability to withstand competitive pressures or adjust rapidly, if at all, to changing market conditions.
      Subject to compliance with various financial and other covenants imposed by our credit facilities, the agreements governing our other indebtedness and the indenture, we and our subsidiaries may incur additional indebtedness from time to time, including to finance the purchase or completion of new ships.
      All of our indebtedness (other than the original notes and the exchange notes, which have a fixed rate of interest) bears interest at rates that fluctuate with prevailing interest rates. As a result, our interest expense under such facilities will increase as interest rates increase. With respect to our debt outstanding as of June 30, 2005, a 1% increase in annual interest rates would increase our annual interest expense on our debt through June 30, 2006 (other than the original notes and the exchange notes), by approximately $17.1 million. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.
      Our incurrence of additional debt could further exacerbate the risks described in this prospectus and could result in a material adverse effect on our business, financial condition, results of operations and ability to satisfy our obligations under the exchange notes. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources”.

The indenture for the exchange notes and our credit facilities impose significant operating and financial restrictions that may limit our ability to operate our business.
      The loan agreements and guarantees that we have entered into contain certain covenants, undertakings or provisions that may adversely affect our future strategy and use of working capital, including, among others:

•	covenants restricting the incurrence of indebtedness, creation of encumbrances and asset sales;

•	covenants regarding the minimum liquidity level of unencumbered and otherwise unrestricted cash that have to be maintained by us at all times;

•	covenants regarding the loan to minimum collateral value ratio for our ships that have to be maintained by us;

•	covenants regarding the debt to equity ratio that have to be maintained by us during certain reporting periods;

•	certain other solvency covenants the breach of any of which would constitute an event of default under the loan agreements; and

•	undertakings that the family of Tan Sri Lim Goh Tong, referred to in this prospectus as the Lim Family, will, together or individually, control directly or indirectly and beneficially own at least 51% of the issued shares in NCL at any time.
      Such covenants are described in greater detail under the section “Description of other financial obligations”. If any of such covenants or undertakings is breached and if a waiver for the breach is not granted, we would be in default under these agreements and the lenders may accelerate the repayment of one or more of the loans granted to us. There can be no assurance that we will be able to repay such loans in the event of an acceleration. If a lender were to accelerate the repayment of any of the loans, such acceleration may trigger cross-default provisions under our other indebtedness and we may not be able to obtain sufficient funds to repay such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the exchange notes and may make it more difficult for us to successfully execute our business strategies and compete against companies that are not subject to such restrictions.

Cash flow generated by our subsidiaries may not be sufficient to pay a dividend or otherwise distribute funds to us in order to allow us to meet our obligations under the exchange notes.
      We are a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. The indenture contains covenants that restrict the ability of our subsidiaries to enter into any agreement limiting distributions and transfers, including dividends. We currently expect that the majority of the earnings and cash flows of our subsidiaries will be retained and used by them in their operations, including to service any debt obligations they may have now or in the future. Accordingly, depending upon their level of earnings, our subsidiaries collectively may not be able to generate sufficient cash flow to pay a dividend or otherwise distribute funds to us in order to allow us to meet our obligations under the exchange notes.

The exchange notes are effectively subordinated to our secured debt and the debt and other liabilities of our subsidiaries, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the exchange notes.
      The exchange notes are general senior unsecured obligations that rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. The exchange notes are effectively subordinated to all of our secured bank debt to the extent of the value of the assets securing that debt. As of June 30, 2005, we and our subsidiaries had approximately $1,757.9 million of secured indebtedness to which the exchange notes were effectively subordinated in right of payment.
      In addition, the indenture, subject to specified limitations, permits us to incur additional secured indebtedness and your exchange notes will be effectively junior to any such additional secured indebtedness we may incur. In the event of our bankruptcy, liquidation, reorganization or other winding up of us, the assets that secure our secured indebtedness will be available to pay obligations on the exchange notes only after all such secured indebtedness has been repaid in full from such assets. Likewise, because our credit facilities are secured obligations, our failure to comply with the terms of the credit facilities would entitle those lenders to foreclose on our assets that serve as collateral. In this event, our secured lenders would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, including holders of the exchange notes. Holders of the exchange notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the exchange notes and potentially with all of our other general creditors. In such event there may not be sufficient assets remaining to pay amounts due on any or all the exchange notes then outstanding.
      The exchange notes will also be structurally junior to the indebtedness and other liabilities of our subsidiaries. You will not have any claim as a creditor against our subsidiaries and all existing and future indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be structurally senior to the exchange notes. Furthermore, in the event of any bankruptcy, liquidation or reorganization of any of our subsidiaries, the rights of the holders of the exchange notes to participate in the assets of such subsidiary will rank behind the claims of that subsidiary’s creditors, including trade creditors (except to the extent we have a claim as a creditor of such subsidiary). As a result, the exchange notes are structurally subordinated to the outstanding and other liabilities, including trade payables, of our subsidiaries. As of June 30, 2005, our subsidiaries had approximately $1,135.4 million of outstanding indebtedness, excluding inter-company liabilities, all of which was structurally senior to the exchange notes.
      In addition, the indenture, subject to some limitations, permits these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

We may incur additional indebtedness ranking equal to the exchange notes.
      If we incur any additional indebtedness that ranks equally with the exchange notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

We may be unable to purchase the exchange notes upon a change of control.
      Upon a change of control, we would be required to offer to purchase all of the original notes and exchange notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control were to occur, we may not have sufficient funds to pay the change of control purchase price and we may be required to secure third-party financing in order to do so. However, we may not be able to obtain such financing on commercially reasonable terms, or at all. Our future indebtedness may also contain restrictions on our ability to repurchase the original notes and exchange notes upon certain events, including transactions that could constitute a change of control under the indenture. Our failure following a change of control to make or consummate an offer to purchase the original notes and exchange notes would constitute an event of default under the indenture and would have a material adverse effect on our financial condition. In such an event the trustee or the holders of at least 25% in aggregate principal amount of the outstanding original notes and exchange notes may accelerate the maturity of all of the original notes and exchange notes. A change of control under the original notes and exchange notes includes any transaction that results in any person (other than Tan Sri Lim Goh Tong,

Golden Hope Limited as trustee of the Golden Hope Unit Trust or Genting Berhad and any affiliate or related person thereof, together, the “Permitted Holders”) beneficially owning or controlling more than 40% of our voting stock if at such time the Permitted Holders beneficially own or control less of our voting stock than such person. A change of control also constitutes an event of default under some of our credit facilities.
      The change of control provisions in the indenture may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude required under the definition of change of control in the indenture to trigger our obligation to offer to repurchase the original notes and exchange notes. Except as described in “Description of exchange notes — Change of control”, the indenture does not contain provisions that permit the holders of the original notes and exchange notes to require us to repurchase or redeem the original notes and exchange notes in an event of a takeover, recapitalization or similar transaction.

There is no public market for the exchange notes and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.
      The exchange notes are being offered to the holders of the original notes. The exchange notes are a new issue of securities and there is no existing trading market for the exchange notes. Accordingly, we cannot assure you that a market will develop for the exchange notes, or, in the case of non-exchanging holders of the original notes, that a market will develop for the original notes, following the exchange offer. We also cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell your notes will be favorable.
      We do not intend to apply for listing of the exchange notes on any securities exchange or on any automated dealer quotation system. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.
      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. We cannot assure you that the market for the exchange notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the exchange notes.

Failure to tender original notes in the exchange offer may affect their marketability and will substantially limit, and may effectively eliminate, opportunities to sell your original notes in the future.
      If original notes are tendered and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted original notes will be adversely affected. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your original notes in the future.
      We issued the original notes in a private placement exempt from the registration requirements of the Securities Act. Accordingly, you may not offer, sell or otherwise transfer your original notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your original notes for exchange notes in the exchange offer, your original notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the existing notes under the Securities Act.
Risks relating to our business

An increase in the supply of cruise ships without a corresponding increase in passenger demand could materially and adversely affect our financial condition and operating results.
      Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of berths, has increased at a compound annual growth rate of approximately 8% from 1981 to 2004. CLIA estimates that, between the end of 2004 to 2008, the North American cruise fleet will increase by approximately 20 additional ships, which have either been contracted for or are planned (including upgrades to capacity of vessels within the existing fleet and net of vessel retirements), representing approximately 46,000 berths or 20.9% of total North American cruise capacity in 2004. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its share of the overall vacation market, which is currently less than 5%, according to CLIA. If there is such an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates or be forced to discount our prices, which could adversely affect our financial condition and operating results.

We face intense competition in the North American market.
      We face intense competition from other cruise companies in North America where the cruise market is mature and developed. The North American cruise industry is highly concentrated and dominated by three players. According to CLIA, as of December 31, 2004, Carnival Corporation and Royal Caribbean Cruises Limited, each of which may possess greater financial resources than we do, together accounted for approximately 77.7% of North American cruise passenger capacity in terms of berths while we, as of the same date, operating under all of our brands, accounted for approximately 8.3% of North American cruise passenger capacity in terms of berths.
      In addition, although a federal statute enables us to introduce up to three U.S.-flagged ships, operated through a U.S.-incorporated subsidiary, to cruise between and among the Hawaii islands without the need to call at a foreign port, there can be no assurance that other non-U.S. cruise operators will not obtain similar rights under a future statute. In the event that other non-U.S. cruise operators were to benefit from similar exemptions, we would face increased competition in the Hawaii islands market.
      We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based casino operations, and other hotels and tourist destinations.

Adverse economic conditions in the North American region or other factors that depress the level of disposable income of consumers or consumer confidence could adversely affect our financial condition and operating results.
      For the years ended December 31, 2003 and 2004, approximately 89% of our revenues were derived from passengers residing in North America. A number of recent events, including acts of terrorism, have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation in North America. The September 11, 2001 attacks in the United States, the conflict in Iraq and the possibility of future terrorist activities have had and may continue to have a negative impact on our operating and financial position in the short term. There can be no certainty that North America, and the United States in particular, will experience economic growth in the future, nor can there be any assurance that external events similar to those experienced in the past will not recur. Due to our reliance on passengers from the United States, any such events would likely have an adverse effect on our results of operations.

The inter-island cruises that we offer in Hawaii are unique and there are greater uncertainties as to the success of such cruises.
      We are the only cruise operator that offers cruise itineraries from ports in Hawaii that do not require calls at non-U.S. ports. We began offering these itineraries in the summer of 2004, and thus there is little history to indicate the likelihood of success of our future cruise offerings in Hawaii. Although we believe that our ability to offer such cruises will enable us to differentiate our brand and capitalize on the growing Hawaii cruise market, we cannot assure you that these cruises will ultimately be successful for us. The higher costs of hiring, training and retaining U.S. crews, complying with additional U.S. federal and Hawaii state laws and regulations, including those relating to minimum wage, and other factors may cause our actual results to differ materially from our expectations and thus have an adverse effect on our results of operations and financial condition.

We rely on external distribution channels for passenger bookings; major changes in the availability of external distribution channels could undermine our customer base.
      In 2004, substantially all of the passengers on our fleet booked their cruises through independent travel agents and wholesalers. These independent travel agents generally sell and market our cruises on a nonexclusive basis. Although we offer incentives to travel agents for booking our cruises that are comparable to those offered by others in the industry, there can be no guarantee that our competitors will not offer other incentives in the future. Travel agents may face increasing pressure from our competitors, particularly in the North American cruise market, to sell and market these competitors’ cruises exclusively. If such exclusive arrangements were introduced, there can be no assurance that we will be able to find alternative distribution channels to ensure that our customer base would not be affected.

We rely on scheduled commercial airline services for passenger connections; increases in the price of or major changes or reduction in commercial airline services could undermine our customer base.
      Some of our passengers depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare would increase the overall vacation cost to our customers and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver passengers to our cruises and increase our cost of sales which would, in turn, have an adverse effect on our results of operations.

An increase in fuel prices or other operating costs would have an adverse impact on our profit margins.
      Fuel costs accounted for approximately 9.8% of our total operating expenses in the first six months of 2005, approximately 8.5% in 2004 and approximately 8.8% in 2003. Economic and political conditions in certain parts of the world make it difficult to predict the price of fuel in the future. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. We currently do not hedge against increases in fuel prices, and believe that an increase in fuel prices may not be passed on to passengers in the form of increased fares. In addition, we could experience increases in other operating costs, such as insurance and security costs, due to market forces and economic or political instability beyond our control. Accordingly, increases in fuel prices or other operating costs could have a material adverse effect on our financial condition and results of operations.

Our revenues are seasonal owing to variations in passenger fare rates and occupancy levels at different times of the year; we may not be able to generate revenues that are sufficient to cover our expenses during certain periods of the year.
      The cruise industry in North America, our principal market, is moderately seasonal, with greatest demand generally occurring during the months of June through August. This seasonality in demand has resulted in fluctuations in our revenues and operating results. The seasonality of our results is increased due to ships being taken out of service for drydocking, which we typically schedule during non-peak demand periods for such ships. Accordingly, seasonality in demand and unplanned drydocking could adversely affect our ability to generate sufficient revenues to cover expenses during certain periods of the year.

Any delays in the delivery of new cruise ships or any mechanical failures on or of our cruise ships may have an adverse effect on our revenues.
      Building a ship is subject to risks similar to those encountered in other sophisticated and lengthy projects. We expect to take delivery of at least three newbuilds by 2007, the Pride of Hawaii, Hull No. S.669 and Hull No. S.670, with a total of 7,144 berths, or approximately 32.9% of our current total berths. We have developed our current business strategy on the assumption that these vessels will be delivered on time and that they will perform in the manner indicated by their design specifications. For further discussion on the newbuilds, see “Business — The fleet — Current new ships on order”. A significant delay in the delivery of these new ships, or a significant performance deficiency or significant mechanical failure on or of a ship could have a material adverse effect on our business, results of operations and financial condition. In the spring of 2004, due to damage to the forward thrust bearing in the Norwegian Star’s azipod propulsion system, we had to alter the ship’s Hawaii/ Fanning Island itinerary. In January 2004, during a severe storm at Lloyd Werft Bremerhaven Shipyard, where the Pride of America was being built, excessive amounts of water entered the hull of the Pride of America and the vessel went aground, causing a delay of approximately 13 months in the completion of this vessel. We took delivery of the vessel in June 2005 and revised our business plan to take into account the effects of this delay. However, there can be no assurance that other delays will not occur for our other newbuilds. Delivery delays can occur as a result of problems with our shipbuilders such as insolvency, labor actions or “force majeure” events that are beyond our control and the control of the shipbuilders. These events and the associated losses, to the extent that they are not adequately covered by contractual remedies or insurance, could adversely affect our financial results.

Our controlling shareholder is able to determine our corporate policies and direct the outcome of corporate actions requiring shareholder approval.
      At June 30, 2005, the Lim Family controls (directly or indirectly) approximately 86.0% of Star Cruises Limited, which in turn owns 100% of our equity. As a result, the Lim Family, through Star Cruises Limited, has the ability to determine our corporate policies, appoint all of our directors and officers and control those corporate actions requiring shareholder approval. In particular, the strategic goals of the Lim Family may not be aligned with our strategy and could reduce the level of management flexibility that would otherwise exist with a more diversified shareholder base. In addition, the failure of the Lim Family to maintain a direct or indirect control and ownership interest of at least 51% in NCL will result in a default or breach of covenant under some of our credit facilities and may result in a change of control under the indenture. For more information on our controlling shareholder, see “Principal shareholders”.

We are dependent upon the services of key management personnel.
      We are dependent upon the collective services of all of the members of our senior management team, including, among others, Colin Veitch, NCL’s Deputy Chairman, President and Chief Executive Officer. The loss of the services of any such person or several of such persons could have an adverse effect on our business. See “Management” for additional information about our management personnel.

Conducting business internationally may result in increased costs.
      We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include political risks and risks of increase in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Additional risks include currency fluctuations, interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. If we are unable to address these risks adequately, our results of operations and financial condition could be adversely affected. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. For example, we have ship construction contracts that are denominated in Euros and a portion of our debt is denominated in Euros. We currently do not hedge against fluctuations in the exchange rate between the Euro and the U.S. dollar.

Future epidemics and viral outbreaks may have an adverse effect on our results of operations.
      Public perception about the safety of travel impacts demand for cruises and may adversely affect our future sales and results of operations. The outbreak in 2003 of severe acute respiratory syndrome, commonly referred to as SARS, had an adverse effect on the economies of those areas in Asia and elsewhere, including Canada, where it was most prevalent and had an adverse effect on demand in the vacation industry, including the cruise industry. Our operations, particularly passenger load factor and forward bookings, were adversely affected by concerns regarding SARS, especially in Canada which is an important market for us. If SARS re-emerges in areas in which it was previously thought to be under control, or if any other similar wide-ranging health scare should occur, our financial condition and operating results would likely be adversely affected.

The political environment in certain countries where we operate is uncertain and our ability to operate our business as we have in the past may be restricted.
      We operate in waters and call at ports throughout the world, including geographic regions that, from time to time, have experienced political and civil unrest and armed hostilities. Historically, adverse international events have affected demand for cruise products generally and have had an adverse effect on us. For example, the Gulf War in 1991 adversely affected the demand for cruise products and contributed to a decline in our revenues in that year. Similarly, the terrorist attacks in the United States on September 11, 2001 and the Iraq conflict in 2003 have adversely affected the demand for cruise products.

Adverse incidents involving cruise ships may have an adverse impact on our operating results.
      The operation of cruise ships involves the risk of accidents, mechanical failures and other incidents at sea or while in port, that may bring into question passenger safety, may adversely affect future industry performance and may lead to litigation against us. Although we place passenger safety as a high priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our cruise ships (including an explosion that occurred in the boiler room of the Norway in May 2003). There can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel a cruise or a series of cruises due to these factors, which could have an adverse effect on sales and results of operations. Any such event involving our cruise ships or other passenger cruise ships may adversely affect passengers’ perceptions of safety and may therefore affect our results of operations. An adverse judgment or settlement in respect of any of the ongoing claims against us may also lead to negative publicity about us. See “Business — Company operations and cruise infrastructure — Safety” and “— Legal proceedings” for additional information about our safety provisions and litigation in which we are involved.

Amendments to the collective bargaining agreements for crew members of the Norwegian Cruise Line fleet and employment of U.S. crew members on the NCL America fleet could have an adverse impact on our financial results.
      Currently, we are a party to six collective bargaining agreements. Three of our collective bargaining agreements are with the Norwegian Seamens Union and are automatically renewable annually, but will expire on December 31, 2006 if either party elects to terminate the agreement. The three remaining collective bargaining agreements are scheduled to expire in 2009. Amendments to such collective bargaining agreements in favor of the union members may increase labor costs and could have an adverse impact on our financial results.

      Our U.S.-flagged ships sail in the Hawaii islands under the NCL America brand. The Pride of Aloha commenced sailing in July 2004, the Pride of America commenced sailing in June 2005 and the Pride of Hawaii is expected to commence sailing in the summer of 2006. Under U.S. law, we are obligated to employ U.S. crew members on board these U.S.-flagged ships. Under current U.S. federal and Hawaii state laws, the prescribed minimum wage of a non-officer crew member on board a U.S.-flagged ship operating in domestic trade is significantly higher than that of an international crew on foreign-flagged ships engaged in international trade. In addition, we expect to incur higher expenses for benefits for the crews on our U.S.-flagged ships. It is expected that the employment of U.S. crew members on board the fleet of NCL America will increase our annual labor costs and could have an adverse effect on our financial results.

Our future operating cash flow may not be sufficient to fund future obligations, and we may not be able to obtain additional financing, if necessary, at a cost that is favorable or that meets our expectations.
      To fund our capital expenditures and scheduled debt payments, we have relied primarily on cash generated from operations, bank and other borrowings and equity infusions and loans from Star Cruises Limited. Our forecasted cash flow from future operations may be adversely affected by various factors, including, among others, declines in customer demand, increased competition, overcapacity, the deterioration in general economic and business conditions, terrorist attacks, ship accidents and other incidents, adverse publicity and increases in fuel prices, as well as other factors noted under these “Risk Factors” that are beyond our control. To the extent that we are required, or choose, to fund future cash requirements, including future shipbuilding commitments, from sources other than cash flow from operations, cash on hand and current external sources of liquidity, including committed financings, we will have to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. Our access to, and the cost of, financing will depend on, among other things, the maintenance of strong credit ratings. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or on our cost of financings. In addition, interest rates and our ability to obtain financing are dependent on many economic and political factors beyond our control. Accordingly, we cannot be sure that our cash flows from operations and additional financings will be available in accordance with our expectations.

Unavailability of ports of call may adversely affect our results of operations.
      We believe that port destinations are a major reason why passengers choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, among others, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our results of operations.

We may suffer an uninsured loss, as we are not protected against all risks or lawsuits that we face.
      The operation of ocean-going vessels carries an inherent risk of loss caused by adverse weather conditions, marine disaster, including oil spills and other environmental mishaps, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action in various countries and other circumstances or events. Any such event may result in loss of life or property, loss of revenues or increased costs and could result in significant litigation against us.
      We seek to maintain comprehensive insurance coverage at commercially reasonable rates. We believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We are not protected against all lawsuits brought against us, although certain individual claims may be covered by insurance, depending on their subject matter.
      There can be no assurance that all risks are fully insured against, that any particular claim will be fully paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. For example, a catastrophic oil spill could exceed our insurance coverage and have a material adverse effect on our financial condition. We may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be materially adversely affected.
Risks relating to the regulatory environment in which we operate

Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes, may have an adverse impact on our operating results.
      As we generally derive revenue from shipboard activity in international waters and not in a particular jurisdiction, our exposure to tax is limited in some instances. Bermuda, the jurisdiction of formation of NCL and certain of our operating subsidiaries, and the Isle of Man, the jurisdiction of incorporation of certain of our operating subsidiaries, impose no tax on our income that is derived outside of these respective jurisdictions. We do, however, submit to the tax regimes of the jurisdictions in which we operate and pay taxes as required by those regimes.
      The income that we derive from the international operations of ships, or Shipping Income, is exempt from U.S. federal income taxes under section 883 of the Internal Revenue Code of 1986, as amended, or the Code, based upon certain assumptions as to shareholdings and other information as of June 30, 2004, as more fully described in “Regulatory issues — Taxation — U.S. federal income taxation of NCL’s Shipping Income”. We believe that substantially all of our income from the international operation of ships is properly categorized as Shipping Income. The U.S. source portion of our income from the international operation of ships that is not Shipping Income will be subject to U.S. taxation; however, we believe that such income is not a material portion of our income. We believe that, if our Shipping Income were not exempt from federal income taxation under section 883 of the Code, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from U.S. sources, generally would be taxed on a net basis at graduated U.S. federal corporate income tax rates (currently, a maximum of 35%). We also would be subject to a 30% federal branch profits tax under section 884 of the Code, generally on the portion of such income that was from U.S. sources each year to the extent that such income was not properly viewed as reinvested and maintained in our United States business. Interest paid or accrued by us also could be subject to branch interest taxes under section 884 of the Code (and to some extent could be treated as U.S. source interest). If section 883 of the Code had not applied to us in 2004, we would have been subject to U.S. corporate income tax on only a portion of our income. Further, a change in our operations could result in a change in the amount of U.S. source income subject to U.S. federal income tax. Moreover, the income that we derive from our U.S.-flagged operations under the NCL America brand is subject to tax on a net basis at the graduated U.S. federal corporate income tax rates (currently, a maximum of 35%) generally applicable to corporations organized in the United States. U.S. source dividends paid by NCL America generally would be subject to a 30% withholding tax. See “Regulatory issues — Taxation — U.S. federal income taxation of income derived from NCL’s U.S.-flagged operations” for more discussion about taxation matters.
      The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law. Furthermore, we may be subject to other types of taxation in the future, such as port taxes, which have recently been proposed in jurisdictions where we operate, such as Alaska and Florida.

We are subject to complex laws and regulations, including environmental laws and regulations, which could adversely affect our operations; any changes in the current laws and regulations could lead to increased costs or decreased revenues and adversely affect our business prospects.
      Some environmental groups have lobbied for more onerous oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. Increasingly stringent federal, state, local and international laws and regulations on environmental protection and health and safety of workers could affect our operations. The U.S. Environmental Protection Agency is considering new laws and rules to manage cruise ship waste. In addition, many aspects of the cruise industry are subject to governmental regulation by the U.S. Coast Guard as well as to international regulation from international treaties such as the International Convention for the Safety of Life at Sea, commonly referred to as SOLAS. In addition, international regulations regarding ballast water and security levels are pending. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures.
      By virtue of our operations in the United States, the U.S. Federal Maritime Commission, commonly known as the FMC, requires us to maintain a $15.0 million performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. The FMC has proposed rules that would, if adopted, eliminate the $15.0 million ceiling on the current guarantee requirements and replace it with sliding scale requirements. The period for public comment on these rules expired in May 2003. We cannot predict if or when these proposed rules will be adopted or, if adopted, the final provisions of such rules. If such proposed rules were fully implemented, we would be required to provide a performance guarantee in the range of between $150.0 million and $170.0 million. This amount would likely increase as our capacity expands and customer deposits increase. If we could not satisfy this requirement from our own resources, we would likely have to obtain new credit commitments from lenders to provide such guarantees. There can be no assurance that such credit commitments, if required, would be available. Passengers boarding our ships would no longer be permitted to embark from U.S. ports if we were unable to comply with the FMC’s proposed guarantee requirements. For additional discussion of the FMC’s proposed requirements, see “Regulatory issues — Financial requirements”.

The exchange offer
Purpose and effect of this exchange offer
      In connection with the issuance of the original notes, we entered into a registration rights agreement dated as of July 15, 2004 with the initial purchasers of the original notes. In the registration rights agreement, we agreed to use our reasonable best efforts to (i) file an exchange offer registration statement with the SEC with respect to the offer to exchange the original notes for the exchange notes and (ii) have such exchange offer registration statement remain effective until 180 days after the closing of the exchange offer. The exchange offer registration statement of which this prospectus forms a part was filed in compliance with this obligation. The exchange notes will have terms substantially the same as to the original notes except that the exchange notes will not contain terms with respect to transfer restrictions and registration rights. The original notes were issued on July 15, 2004.
      Each holder of original notes that wishes to participate in the exchange offer will be required to make the following representations:

•	Such holder has full power and authority to tender, sell, assign and transfer the original notes and the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when same are accepted by the Company;

•	Any exchange notes will be acquired in the ordinary course of such holder’s business;

•	At the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	Such holder is not our “affiliate”, as defined in Rule 405 of the Securities Act;

•	If such holder is a broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities, then such holder will deliver a prospectus in connection with any resale of such exchange notes; and

•	Such holder is not an initial purchaser holding exchange notes that have, or are reasonably likely to have, the status of an unsold allotment to an initial distribution.
      Based on existing interpretations of the SEC staff with respect to similar transactions, we believe that the exchange notes issued pursuant to this exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	Such exchange notes are acquired in the ordinary course of the holder’s business;

•	Such holder is not engaged in, has no arrangement with any person to participate in, and does not intend to engage in, any public distribution of the exchange notes;

•	Such holder is not our “affiliate,” as defined in Rule 405 of the Securities Act; and

•	If such holder is a broker-dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in any resale of such exchange notes.
      Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	Cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	Must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

      This prospectus, as it may be amended or supplemented from time to time, may be used for an offer to resell or for other transfer of exchange notes only as specified in this prospectus. Participating broker-dealers may use this prospectus in connection with the resale of exchange notes for a period of 180 days from the date on which the exchange offer registration statement of which this prospectus is a part is first declared effective. Only broker-dealers that acquired the original notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each participating broker-dealer who receives exchange notes for its own account in exchange for original notes that were acquired by such broker-dealer as a result of market-making or other trading activities will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of exchange notes. The letter of transmittal that accompanies this prospectus states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      This exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.
Terms of the exchange offer
      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all original notes validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer will remain open for at least 20 full business days (as defined by Exchange Act Rule 14e-1(a)) and will expire at 5:00 p.m., New York City time, on [ •  ], 2005, or such later date and time to which we extend it (the “expiration date”). We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding original notes accepted in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer. However, original notes may be tendered only in integral multiples of $1,000. The date of acceptance for exchange of the original notes, and completion of the exchange offer, will be the exchange date, which will be the first business day following the expiration date (unless such period is extended as described in this prospectus). The exchange notes issued in connection with this exchange offer will be delivered on the earliest practicable date following the exchange date.
      The form and terms of the exchange notes will be substantially the same as the form and terms of the original notes except that (i) the exchange notes will have been registered under the Securities Act and will not bear legends restricting the transfer thereof and (ii) the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, which rights will terminate when the exchange offer is terminated. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the same indenture that authorized the issuance of the original notes.
      As of the date of this prospectus, $250,000,000 principal amount of the original notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of original notes.
      We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Original notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and holders of the original notes will be entitled to the rights and benefits of such holders under the indenture.
      We shall be deemed to have accepted validly tendered original notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.
      Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the exchange offer. See “— Fees and expenses.”
      If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the original notes, without expense, to the tendering holder promptly after the expiration date.
Expiration date; Extensions; Amendments
      This exchange offer will expire at 5:00 p.m., New York City time, on [ •  ], 2005, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will be the latest date and time to which the exchange offer is extended.
      In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will notify the registered holders as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
      We reserve the right, in our sole discretion, to extend the period of time during which the exchange offer is open, and thereby delay accepting any original notes, and to extend or terminate the exchange offer at any time and from time to time prior to the expiration date by giving written notice to the exchange agent, and by public announcement communicated by no later than 9:00 a.m. on the next business day following the previously scheduled expiration date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service.
      We reserve the right, in our sole discretion, subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer, in accordance with applicable rules of the SEC and published interpretations of the SEC staff, for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.
      Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to a financial news service.
Interest on the exchange notes
      Each exchange note will bear interest from its date of original issuance. Holders of original notes that are accepted for exchange and exchanged for exchange notes will receive, in cash, accrued interest thereon to, but not including, the original issuance date of the exchange notes. The original notes will bear interest at a rate per annum of 10 5/8% through the date next preceding the date of the original issuance of the exchange notes. Such interest will be paid on the first interest payment date for the exchange notes. Interest on the original notes accepted for exchange and exchanged in the exchange offer will cease to accrue on the date next preceding the date of original issuance of the exchange notes. The exchange notes will bear interest (as do the original notes) at a rate per annum of 10 5/8%, which interest will be payable semi-annually on each January 15 and July 15, commencing on January 15, 2006.
Procedures for tendering
      Only a holder of original notes may participate in this exchange offer. The tender by a holder that is not withdrawn prior to the expiration date and the acceptance by us will constitute a binding agreement between us and the tendering holder upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

      To tender in this exchange offer, a holder must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the exchange agent at the address set forth below under “— Exchange agent” on or prior to the expiration date. In addition, either the exchange agent must receive original notes along with the letter of transmittal or the holder must comply with the guaranteed delivery procedures described below.
      By executing the accompanying letter of transmittal, each holder will thereby make to us the representations set forth above in the second paragraph under the heading “— Purpose and effect of this exchange offer.”
      THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR ORIGINAL NOTES SHOULD BE SENT TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.
      Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner’s behalf. See “Instructions” included with the letter of transmittal.
      Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the NASD, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” under Rule 17Ad-15 under the Exchange Act, unless the original notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (ii) for the account of an eligible institution.
      If the letter of transmittal is signed by a person other than the registered holder of any original notes listed therein, such person must submit a properly completed bond power, signed by that registered holder as that registered holder’s name appears on such original notes with the signature thereon guaranteed by an eligible institution.
      If the letter of transmittal or any bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.
      The exchange agent and DTC have confirmed to us that any financial institution that maintains a direct account with DTC (a “participant”) may utilize DTC’s Automated Tender Offer Program (“ATOP”) to tender original notes for exchange in the exchange offer. The exchange agent will request that DTC establish an account with respect to the original notes for purposes of the exchange offer within two business days after the date of this prospectus. Any participant may effect book-entry delivery of original notes by causing DTC to record the transfer of the tendering participant’s beneficial interests in the global original notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for such transfer. However, the exchange of exchange notes for original notes so tendered only will be made after timely confirmation (a “book-entry confirmation”) of such book-entry transfer of original notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message (as defined below) and any other documents required by the letter of transmittal. Agent’s message as used herein means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering original notes for exchange which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms and conditions of the letter of transmittal, and that we may enforce such agreement against such participant.
      All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered original notes and withdrawal of tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.
Guaranteed delivery procedures
      Holders who wish to tender their original notes and (i) who cannot deliver the letter of transmittal or any other required documents to the exchange agent or (ii) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

(a) the tender is made through an eligible institution;

(b) prior to the expiration date, the exchange agent receives from such holder and such eligible institution a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder and the principal amount of original notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the letter of transmittal (or facsimile thereof) together with a confirmation of book-entry transfer of such original notes into the exchange agent’s account at the book-entry transfer facility, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(c) such properly completed and executed letter of transmittal (or facsimile thereof), as well as a confirmation of book-entry transfer of such original notes into the exchange agent’s account at the book-entry transfer facility, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.
      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original notes according to the guaranteed delivery procedures set forth above.
Withdrawal of tenders
      Except as otherwise provided in this prospectus, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.
      To withdraw a tender of original notes, a notice of withdrawal by telegram, telex, facsimile transmission or letter must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must (i) specify the name of the person having deposited the original notes to be withdrawn (the “Depositor”),

(ii) identify the original notes to be withdrawn (including the certificate number(s) and principal amount of such original notes, or, in the case of original notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the holder in the same manner as the original signature on the letter of transmittal by which such original notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of such original notes into the name of the person withdrawing the tender, (iv) specify the name in which any such original notes are to be registered, if different from that of the Depositor and (v) state that the holder is withdrawing its election to have the original notes exchanged. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, whose determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the original notes so withdrawn are validly retendered. Any original notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under “— Procedures for tendering” at any time prior to the expiration date.
Conditions
      Despite any other term of this exchange offer, we will not be required to accept for exchange, or to exchange any exchange notes for any original notes, if the exchange offer violates any applicable law, regulation, rule or interpretations of the Staff of the SEC.
Exchange agent
      JPMorgan Chase Bank, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

JPMorgan Chase Bank, N.A.
4 New York Plaza, Floor 15
New York, NY 10004-2413
Attn: Carol Ng, Vice President
By Facsimile: (212) 623-6215
Confirm by Telephone: (212) 623-5233
Fees and expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitations may be made by telegraph, telephone or in person by our officers and regular employees and our affiliates.
      We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.
      Our expenses in connection with this exchange offer include SEC registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs and related fees and expenses.

Transfer taxes
      We will pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to the exchange offer. If, however, certificates representing exchange notes or original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the original notes tendered, or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of original notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.
Consequences of failure to exchange
      Holders of original notes who do not exchange their original notes for exchange notes under this exchange offer will remain subject to the restrictions on transfer applicable in the original notes (i) as set forth in the legend printed on the original notes as a consequence of the issuance of the original notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and (ii) otherwise as set forth in the offering memorandum distributed in connection with the private offering of the original notes.
      Any original notes not tendered by their holders in exchange for exchange notes in this exchange offer will not retain any rights under the registration rights agreement (except in certain limited circumstances).
      In general, you may not offer or sell the original notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration requirements of the Securities Act and applicable state securities laws. We do not intend to register resales of the original notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the exchange notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the exchange notes (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
Other
      Participation in this exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

Use of proceeds
      This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the original notes. We will not receive any cash proceeds from the issuance of the exchange notes under the exchange offer.
      Net proceeds from the offering of the original notes were used to repay a portion of the debt outstanding under our $626.9 million Syndicated Term Loan. The portion that was repaid was incurred in connection with the construction of the Norwegian Star and had an interest rate that varied with LIBOR.
Capitalization
      The following table sets forth our capitalization as of June 30, 2005 and reflects:

•	Our entering into, on July 7, 2004, the $800.0 million Senior Secured Credit Facility, comprised of a $300.0 million term loan facility and a $500.0 million revolving credit facility. At June 30, 2005, we had an outstanding balance of $282.5 million on the $300.0 million term loan facility and $340.0 million on the $500.0 million revolving credit facility.

•	The effects of our offering of the original notes with an outstanding balance at June 30, 2005 of $250.0 million.
      The proceeds from the above borrowings were used for the following purposes:

•	To repay $408.2 million in our outstanding debt and to pay financing costs of $12.7 million, and

•	To acquire a ship from Star Cruises Limited for $307.6 million.

As of
June 30, 2005

(Dollars in thousands)
Debt, including current maturities:
10 5/8% Senior Notes due 2014	$250,000
$800.0 million Senior Secured Credit Facility	622,500
$626.9 million Syndicated Term Loan	261,218
$225.0 million Norwegian Sun Loan	198,000
€298.0 million Pride of America Loans	356,335
$334.1 million Norwegian Jewel Loan	187,798
€308.1 million Pride of Hawaii Loan	122,828
Other long-term obligations	9,250

Total debt	2,007,929
Total stockholder’s equity	1,392,111

Total capitalization	$3,400,040

Selected consolidated financial information and operating data
      The following selected consolidated financial and operating data presented in the table below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included in this prospectus. NCL was incorporated in Bermuda on December 15, 2003 as a wholly-owned subsidiary of Star Cruises Limited. In connection with the Reorganization, Star Cruises Limited transferred the stock it held in Arrasas to NCL. The transaction was accounted for at historical cost for all periods presented since NCL and Arrasas are under the common control of Star Cruises Limited. The selected consolidated financial and other data are for NCL and its subsidiaries for all periods presented. In the table below, the selected consolidated financial data as of and for each of the years ended December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP and are included in this prospectus. The selected consolidated financial data as of and for each of the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements. Arrasas had no significant operations prior to its acquisition in 2000 of a controlling interest in NCL Holdings ASA (“NCLH”), the Norwegian company that previously owned the Norwegian Cruise Line and Orient Lines business. The selected consolidated financial data as of June 30, 2004 and 2005 and for the six-month periods then ended have been derived from our unaudited condensed consolidated financial statements that are included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, considered necessary for a fair statement of the financial position at June 30, 2004 and 2005 and results of operations for the six-month periods then ended. Historical results are not necessarily indicative of results that may be expected for any future period.

						Six Months Ended
	Fiscal Years Ended December 31,					June 30,

	2000(1)	2001	2002	2003	2004	2004	2005

	(Dollars in thousands)
Income statement data
Passenger ticket revenues	$637,368	$673,735	$882,957	$903,879	$920,658	$417,699	$492,890
Onboard and other revenues	190,003	213,177	281,852	326,060	355,026	154,867	195,271

Total revenues	827,371	886,912	1,164,809	1,229,939	1,275,684	572,566	688,161

Operating expenses:
Commissions, transportation and other	182,592	190,681	229,569	224,931	191,332	88,417	104,088
Onboard and other	55,548	71,495	107,485	112,370	118,553	50,373	61,131
Payroll and related	90,050	115,374	179,045	204,365	243,355	111,139	144,547
Food	49,734	58,263	75,358	79,154	81,448	36,960	43,181
Ship charter costs	6,819	—	—	—	22,046	6,562	14,961
Other operating	140,170	190,914	215,012	256,400	262,827	122,866	138,229

Total operating expenses	524,913	626,727	806,469	877,220	919,561	416,317	506,137
Marketing, general and administrative expenses	141,060	172,370	178,016	186,407	203,934	104,836	112,672
Depreciation and amortization(2)	69,811	88,393	92,015	107,257	87,397	45,968	45,732
Impairment loss(3)	—	8,430	—	18,155	14,500	—	—

Total expenses	735,784	895,920	1,076,500	1,189,039	1,225,392	567,121	664,541

Operating income (loss)	91,587	(9,008)	88,309	40,900	50,292	5,445	23,620

						Six Months Ended
	Fiscal Years Ended December 31,					June 30,

	2000(1)	2001	2002	2003	2004	2004	2005

	(Dollars in thousands)
Other (income) expenses:
Interest expense, net(4)	138,000	52,707	53,396	50,849	48,886	17,766	34,048
Interest income	(1,899)	(1,428)	(1,748)	(802)	(1,434)	(653)	(2,170)
Foreign currency translation loss (gain)(5)	422	1,110	1,419	2,165	13,022	(373)	(19,625)
Other, net	472	387	—	2,201	(1,474)	—	—

Total non-operating expenses	136,995	52,776	53,067	54,413	59,000	16,740	12,253

Net (loss) income before income taxes and minority interest	(45,408)	(61,784)	35,242	(13,513)	(8,708)	(11,295)	11,367
Income tax provision(6)	(16,768)	—	—	—	—	—	—
Minority interest in net loss of consolidated subsidiary(7)	(5,650)	—	—	—	—	—	—

Net (loss) income	$(67,826)	$(61,784)	$35,242	$(13,513)	$(8,708)	$(11,295)	$11,367

	As of or for the Fiscal Years Ended December 31,					Six Months Ended June 30,

	2000(1)	2001	2002	2003(9)	2004	2004	2005

				(Restated)
	(Dollars in thousands, except operating data and ratios)
Balance sheet data (as of end of period)
Cash and cash equivalents	$63,712	$83,822	$116,604	$199,141	$172,424	$156,204	$215,068
Ships, property and equipment	1,620,251	2,156,494	2,475,765	2,640,622	2,499,790	1,933,796	2,830,035
Total assets	2,389,271	2,935,996	3,352,559	3,604,943	3,484,986	2,921,698	3,956,230
Advance ticket sales	116,662	153,811	189,175	188,364	230,601	272,667	339,215
Other current liabilities(8)(9)	1,443,409	1,376,808	173,348	527,876	184,614	171,561	211,799
Current maturities of long-term debt	78,800	59,777	267,916	476,995	86,198	73,795	113,540
Long-term debt	811,591	1,270,884	1,316,428	1,019,392	1,604,331	1,022,687	1,894,389
Other long-term liabilities(8)(9)	7,195	7,451	1,302,967	372,589	5,734	5,726	5,176
Total shareholder’s (deficit) equity	(68,386)	67,265	102,725	1,019,727	1,373,508	1,375,262	1,392,111
Operating data
Number of passengers	600,382	596,024	819,660	878,067	874,926	409,136	451,002
Passenger Cruise Days(10)	4,489,851	4,560,154	6,180,457	6,543,896	6,744,609	3,127,480	3,490,931
Capacity Days(11)	4,446,778	4,613,147	5,951,273	6,277,888	6,370,096	2,976,528	3,306,270
Load factor(12)	101.0%	98.9%	103.9%	104.2%	105.9%	105.1%	105.6%
Total number of cruise ships	9	10	11	10	11	11	12
Other financial data
Net cash (used in) provided by operating activities	(18,935)	69,237	143,452	75,795	142,134	97,304	143,742
Net cash used in investing activities	(773,556)	(605,829)	(429,403)	(265,073)	(739,086)	(144,067)	(425,846)
Net cash provided by financing activities	856,203	556,702	318,733	271,815	570,235	3,826	324,748
Capital expenditures	192,475	606,550	380,532	285,111	736,643	138,187	359,322
Ratio of earnings to fixed charges(13)(14)	—	—	1.49	—	—	—	—

      The following table sets forth selected consolidated financial and operating data of NCLH, a Norwegian company that previously owned the Norwegian Cruise Line and Orient Lines business. We acquired control of NCLH in February 2000 and thus the results of operations of NCLH are consolidated in our results of operations effective March 1, 2000. The selected financial data for the two-month period ended February 29, 2000 were derived from the unaudited condensed consolidated financial information of NCLH. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the financial position and results of operations for this period and with respect to the two-month period ended February 29, 2000.

Two Months Ended
February 29, 2000(1)

(Unaudited)
(Dollars in thousands)
Income statement data
Passenger ticket revenues	$116,218
Onboard and other revenues	28,048

Total revenues	144,266

Costs and expenses:
Commissions, transportation and other	37,779
Onboard and other	7,447
Payroll and related	15,043
Food	8,135
Other operating	23,956

Total operating expenses	92,360
Selling, general and administrative expenses	26,856
Ship charter costs	1,313
Depreciation and amortization(2)	10,707

Total operating expenses	131,236

Operating income	13,030

Other (income) expenses:
Interest expense, net	9,942
Interest income	(359)
Other expense, net	1,842

Total non-operating expense	11,425

Net income before income taxes	1,605
Income tax provision(6)	(1,741)

Net loss	$(136)

Balance sheet data (As of end of period)
Cash and cash equivalents	$49,223
Ships, property and equipment	1,606,932
Total assets	1,757,136
Advance ticket sales	148,464
Other current liabilities	157,521
Current maturities of long-term debt	72,232
Long-term debt	738,152
Other long-term liabilities	15,853
Total shareholders’ equity	624,915

Two Months Ended
February 29, 2000(1)

(Unaudited)
(Dollars in thousands)
Operating data
Number of passengers	74,414
Passenger cruise days(10)	660,116
Capacity days(11)	717,388
Load factor(12)	92.0%
Total number of cruise ships	9
Other financial data
Net cash provided by operating activities	$27,532
Net cash used in investing activities	$(27,390)
Net cash provided by financing activities	$5,382
Capital expenditures	$27,390
Ratio of earnings to fixed charges(13)(14)	—

(1)	Arrasas was formed in August 1997 as a wholly-owned subsidiary of Star Cruises Limited. Arrasas had no significant operations prior to the acquisition of NCLH in February 2000. In 2000, Arrasas accounted for its 38.6% investment in NCLH pursuant to the equity method until it acquired a 84.5% interest in February 2000. The results of NCLH were consolidated commencing March 1, 2000 with those of Arrasas.

(2)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. In accordance with this standard, we ceased amortization of goodwill and other indefinite lived intangible assets effective January 1, 2002. In determining results of operations for periods prior to the adoption, NCL amortized $13,987,000 and $18,882,000 in goodwill and other intangibles for the years ended December 31, 2000 and 2001, respectively, and NCLH amortized $97,000 in goodwill for the two months ended February 29, 2000.

(3)	In 2001, the impairment loss was recorded as a result of the write-down of $8.4 million relating to the carrying value of one of our cruise ships, in 2003, the impairment loss was recorded as a result of a write-down of $15.0 million relating to the Orient Lines tradename and a write-down of $3.2 million to the carrying value of one of our cruise ships, and in 2004, the impairment loss was recorded as a result of a write-down of $14.5 million relating to the carrying value of one of our cruise ships.

(4)	As a result of the implementation of SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), the write-off of loan commitment and other fees relating to debt retired in connection with a refinancing in 2000 by NCL in the amount of $4,120,000 was reclassified as other (income) expenses rather than as extraordinary items as originally presented.

(5)	For the year ended December 31, 2004 and the six months ended June 30, 2005, such amount includes a $9.5 million loss and a $20.9 million gain, respectively, on translation of debt resulting from the translation of our outstanding long-term debt denominated in Euros at December 31, 2004 and at June 30, 2005.

(6)	NCLH was subject to tax in Norway computed on its statutory accounts based on a proportionate share of income generated from its subsidiaries based in a country with no or limited income taxation. NCLH was subject to income taxes at a statutory rate of 28%. The effective tax rate differed from the statutory tax rate principally due to translation adjustments on loss carryforwards denominated in a foreign currency.

(7)	Minority interest represents the minority shareholders’ proportionate share of the net loss of NCLH from March 1, 2000 until NCL purchased the remaining minority interest in November 2000.

(8)	At December 31, 2000, 2001, 2002, 2003 and 2004, NCL had amount due to parent of approximately $1,173.3 million, $1,208.0 million, $1,296.3 million, $741.4 million and $1.3 million, respectively. The amount due to parent at December 31, 2000, 2001 and 2004 were classified as other current liabilities because such amounts were due on demand. The amount due to parent at December 31, 2002 was classified as a long-term liability because Star Cruises Limited agreed not to demand repayment of such amounts for 12 months from the date of the balance sheet. At December 31, 2003, $366.6 million was classified as a long-term liability because such amount was satisfied through reclassification to equity in the Reorganization and the remaining $374.8 million was classified as a current liability because such amount was repaid in the Reorganization. At June 30, 2005, NCL had amount due from parent of approximately $3.7 million, which was classified as a current asset because such amount was due on demand.

(9)	Restated for the classification of a portion of the amount due to Star Cruises and a portion of long-term debt as current liabilities at December 31, 2003 as described in Note 14 to the consolidated financial statements.

(10)	Represents the number of passengers carried multiplied by the aggregate number of days of their respective cruises.

(11)	Represents double occupancy per cabin multiplied by the number of cruise days for the period.

(12)	Represents the ratio of passenger cruise days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

(13)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of the interest.

(14)	For the years ended December 31, 2000, 2001, 2003 and 2004 for NCL and for the two months ended February 29, 2000 for NCLH, and for the six months ended June 30, 2004 and 2005, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $74.2 million, $81.2 million, $17.8 million and $26.1 million, were necessary for the years ended December 31, 2000, 2001, 2003 and 2004, respectively, to provide a one-to-one coverage for NCL. For the two months ended February 29, 2000 for NCLH, additional earnings of approximately $1.2 million were necessary to provide one-to-one coverage. For the six months ended June 30, 2004 and 2005, additional earnings of $15.7 million and $8.3 million, respectively, were necessary to provide the one-to-one coverage.

Unaudited condensed pro forma
consolidated financial statement
      The following unaudited condensed pro forma consolidated financial statement is presented to show the estimated effects of (i) the Reorganization, which was completed on April 23, 2004, (ii) the entering into a six-year $800.0 million Senior Secured Credit Facility, as of July 15, 2004, and the use of a portion of the proceeds to repay certain outstanding debt, and (iii) the July 15, 2004 issuance of the $250.0 million of 10 5/8% Senior Notes on our consolidated statement of operations for the year ended December 31, 2004.
      The Reorganization resulted in the transfer of six ships with a net book value of $778.0 million and the related indebtedness of $403.2 million (both amounts as of April 23, 2004) to Star Cruises Limited. In addition, we entered into charter arrangements with Star Cruises Limited at the time of the Reorganization.
      The $800.0 million Senior Secured Credit Facility bears interest at a rate of LIBOR plus an applicable margin ranging from 1.50% to 1.70% based on the amount drawn under the facility. We paid a $6.5 million fee at the time of the initial borrowing on the facility. In addition, we will pay a commitment fee of 40% of the applicable margin then in effect on the undrawn and available amount under the $800.0 million Senior Secured Credit Facility.
      We initially drew down $480.0 million under the $800.0 million Senior Secured Credit Facility, consisting of $300.0 million under the $300.0 million term loan facility and $180.0 million under the $500.0 million revolving credit facility, and issued $250.0 million of 10 5/8% Senior Notes. Proceeds from the $250.0 million of 10 5/8% Senior Notes and from a portion of the $300.0 million term loan were used to repay $408.2 million in debt and to pay financing costs of $12.7 million. The remaining initial proceeds from the $300.0 million term loan and from the $500.0 million revolving credit facility were primarily used to acquire the Norwegian Spirit for $307.6 million from Star Cruises Limited.
      We have not presented an unaudited condensed pro forma consolidated balance sheet since our actual condensed consolidated balance sheet at December 31, 2004 reflects the transactions described above.
      The accompanying unaudited condensed pro forma consolidated statement of operations for the year ended December 31, 2004 gives effect to the Reorganization, the entering into the $800.0 million Senior Secured Credit Facility and the issuance of the 10 5/8% Senior Notes as if such transactions had occurred on January 1, 2004. The unaudited condensed pro forma financial statement includes adjustments directly attributable to the Reorganization, the entering into the $800.0 million Senior Secured Credit Facility, the issuance of the 10 5/8% Senior Notes, and the use of a portion of the initial proceeds of the $800.0 million Senior Secured Credit Facility and such 10 5/8% Senior Notes to repay certain outstanding debt. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable.
      The accompanying unaudited condensed pro forma consolidated statement of operations for the year ended December 31, 2004 excludes the impact of our acquisition of the ship, the Norwegian Spirit, from Star Cruises Limited. We have not presented pro forma information that includes such impact because the acquisition resulted in the transfer of fixed assets and did not include the transfer of ship operations. In addition, the pro forma consolidated statement of operations for the year ended December 31, 2004 does not give effect to the interest expense associated with the portion of the $800.0 million Senior Secured Credit Facility that was used to acquire the Norwegian Spirit. While not indicative of pro forma results of the ship prior to acquisition, during the period from May 13, 2004, the date we took possession of the ship in accordance with a charter agreement, through December 31, 2004, the ship’s revenues totaled $89.3 million, operating expenses totaled $64.1 million (including charter expense totaling $1.1 million), depreciation expense totaled $6.3 million and interest expense totaled $6.0 million. Had we taken possession of the ship on January 1, 2004, our interest expense and depreciation expense for the year ended December 31, 2004 would have increased by $5.3 million and $4.6 million, respectively, over the amounts recorded in the historical statement of operations.

      The pro forma information is based on our historical consolidated financial statements. The pro forma information is provided for comparison and analysis purposes only. The unaudited condensed pro forma consolidated financial statement does not purport to represent our consolidated results of operations had the Reorganization, the entering into the $800.0 million Senior Secured Credit Facility and the issuance of the 10 5/8% Senior Notes actually occurred as of January 1, 2004. The unaudited condensed pro forma consolidated financial statement should be read in conjunction with our historical consolidated financial statements and the notes thereto and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus.

NCL Corporation Ltd.
Unaudited condensed pro forma consolidated statement of operations
Year ended December 31, 2004

	December 31,	Pro Forma
	2004(1)	Adjustments		Pro Forma

	(Dollars in thousands)
Revenues
Passenger ticket revenues	$920,658			$920,658
Onboard and other revenues	355,026			355,026

Total revenues	1,275,684			1,275,684

Operating expenses
Commissions, transportation and other	191,332			191,332
Onboard and other	118,553			118,553
Payroll and related	243,355			243,355
Food	81,448			81,448
Ship charter expenses	22,046	$9,340	(A)	31,386
Other operating	262,827			262,827

Total operating expenses	919,561	9,340		928,901
Marketing, general and administrative expenses	203,934			203,934
Depreciation and amortization	87,397	(11,734	)(B)	75,663
Impairment loss	14,500	—		14,500

Total expenses	1,225,392	(2,394)		1,222,998

Operating income	50,292	2,394		52,686

Non-operating (income) expense
Interest income	(1,434)			(1,434)
Interest expense, net of capitalized interest	48,886	(3,415	)(C)	61,398
		(220	)(D)
		751	(E)
		484	(F)
		5,495	(G)
		14,336	(H)
		(476	)(I)
		(304	)(J)
		(3,812	)(K)
		(1,989	)(L)
		1,619	(M)
		43	(N)
Foreign currency translation loss	13,022			13,022
Other income, net	(1,474)			(1,474)

Total non-operating expense	59,000	12,949		71,512

Net loss	$(8,708)	$(10,555)		$(18,826	)(O)

(1)	This column is derived from our audited consolidated financial statements for the year ended December 31, 2004 included elsewhere in this prospectus.

1.	Basis of Presentation
      This unaudited condensed pro forma consolidated financial statement has been prepared to present the pro forma results of operations based upon historical financial information after giving effect to the Reorganization, which includes the transfer of certain of our ships and related liabilities to Star Cruises Limited, the $800.0 million Senior Secured Credit Facility, the issuance of the $250.0 million 10 5/8% Senior Notes, and the use of a portion of such proceeds to repay certain outstanding debt, described in these footnotes. Certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted. This unaudited condensed pro forma consolidated financial statement is not necessarily indicative of the results of operations that would have been achieved had the transactions actually taken place at January 1, 2004 and does not purport to be indicative of future operating results. The unaudited condensed pro forma consolidated financial statement should be read in conjunction with the historical financial statements described below that are included elsewhere in this prospectus.
      The unaudited condensed pro forma consolidated statement of operations for the year ended December 31, 2004 assumes that the transactions described above had occurred on January 1, 2004.

2.	Pro Forma Adjustments
      (A) To reflect the charter fee expense for the six ships (the Norwegian Sea, the Norwegian Dream, the Norwegian Wind, the Norwegian Crown, the Norwegian Majesty and the Marco Polo) pursuant to charter arrangements entered into with Star Cruises Limited in connection with the Reorganization. Based on these charter arrangements, the daily charter fee expense is $82,657 for the six ships chartered from Star Cruises Limited. If the charter arrangements had been entered into on January 1, 2004, the additional charter expense would have been approximately $9,340,000 for the period from January 1, 2004 through April 23, 2004, the date of the Reorganization.
      (B) To eliminate the historical depreciation expense for the six ships detailed in (A) above as a result of the transfer of the ships to Star Cruises Limited in connection with the Reorganization. The historical cost of the six ships and accumulated depreciation was $938,200,000 and $160,154,000, respectively, at April 23, 2004, the date of the Reorganization. The historical depreciation expense for the six ships was $11,734,000 for the period from January 1, 2004 through April 23, 2004. Such ships were depreciated on a straight-line basis over their estimated useful lives ranging from 18 to 30 years after a reduction of 15% for the estimated salvage values of the ships.
      (C) To eliminate the historical interest expense related to the transfer of the Facility Fleet Loan in connection with the Reorganization, which was $3,415,000 for the period from January 1, 2004 through April 23, 2004, the date of the Reorganization. The balance outstanding on the Facility Fleet Loan was $403,200,000 at April 23, 2004. The Facility Fleet Loan had an interest rate that varied according to LIBOR plus a margin based on the ratio of our funded debt to consolidated EBITDA, as defined, for the latest 12-month period and was 2.72% for the period from January 1, 2004 through April 23, 2004.
      (D) To eliminate the historical amortization of deferred financing costs for the Facility Fleet Loan totaling $220,000 for the period from January 1, 2004 through April 23, 2004, the date of the Reorganization. The amount of the deferred financing costs incurred in connection with the Facility Fleet Loan was $3,503,000. Such deferred financing costs incurred were being amortized over the life of the Facility Fleet Loan, which was five years.
      (E) To record the estimated amortization expense of the deferred financing costs incurred in connection with the $800.0 million Senior Secured Credit Facility of $751,000 for the period from January 1, 2004 through July 15, 2004. The amount of deferred financing costs incurred in connection with the $800.0 million Senior Secured Credit Facility was $8,338,000. Such deferred financing costs are being amortized over the six-year term of the debt.
      (F) To record the estimated amortization expense of the deferred financing costs incurred in connection with the issuance of the $250.0 million 10 5/8% Senior Notes in the amount of $484,000 for the period from January 1, 2004 through July 15, 2004. The amount of deferred financing costs incurred in connection with the $250.0 million 10 5/8% Senior Notes was $8,954,000. Such deferred financing costs are being amortized over the ten-year term of the notes.
      (G) To record the estimated interest expense in connection with the $300.0 million term loan portion of the $800.0 million Senior Secured Credit Facility in the amount of $5,495,000 for the period from January 1, 2004 through July 15, 2004. The $800.0 million Senior Secured Credit Facility is estimated to bear interest at a rate of 3.40% for the year ended December 31, 2004 based on the LIBOR rate in effect on December 31, 2004.
      (H) To record the estimated interest expense in connection with the issuance of the $250.0 million 10 5/8% Senior Notes in the amount of $14,336,000 for the period from January 1, 2004 through July 15, 2004. The notes bear interest at a rate of 10.625% per annum.
      (I) To eliminate actual periodic loan costs recorded as interest expense, including annual fees and $58,000 per year in amortization of deferred financing costs, for the Norwegian Star’s portion of the $626.9 million Syndicated Term Loan of $476,000 for the period from January 1, 2004 through July 15, 2004. The original amount of deferred financing costs incurred in connection with the Norwegian Star’s portion of the $626.9 million Syndicated Term Loan in June 1999 was $692,000. Such deferred financing costs incurred were being amortized over the life of the $626.9 million Syndicated Term Loan, which was twelve years.
      (J) To eliminate the historical amortization of deferred financing costs plus other periodic loan costs for the $210.0 million Norwegian Sky Loan of $304,000 for the period from January 1, 2004 through July 15, 2004. The amount of deferred financing costs incurred in connection with the Norwegian Sky Loan in July 1999 was $5,634,000. Such deferred financing costs incurred were being amortized over the life of the $210.0 million Norwegian Sky Loan, which was ten years.
      (K) To eliminate the historical interest expense related to the repayment of the Norwegian Star’s portion of the $626.9 million Syndicated Term Loan which was repaid by the proceeds of the offering and portion of the proceeds from the $800.0 million Senior Secured Credit Facility. The historical interest expense related to the Norwegian Star’s portion of the $626.9 million Syndicated Term Loan was $3,812,000 for the period from January 1, 2004 through July 15, 2004, representing actual amounts paid to the lender during the applicable period for the outstanding balance of the Norwegian Star’s portion of the $626.9 million Syndicated Term Loan. The Norwegian Star’s portion of the $626.9 million Syndicated Term Loan had an interest rate that varied according to LIBOR (LIBOR plus an applicable 1.4% margin) and was 2.55% for the period from January 1, 2004 through July 15, 2004.
      (L) To eliminate the historical interest expense related to the $210.0 million Norwegian Sky Loan which was repaid with proceeds from the offering and a portion of the proceeds from the $800.0 million Senior Secured Credit Facility. The historical interest expense related to the $210.0 million Norwegian Sky Loan was $1,989,000 for the period from January 1, 2004 through July 15, 2004, representing actual amounts paid to the lender during the applicable period for the outstanding balance on the $210.0 million Norwegian Sky Loan. The $210.0 million Norwegian Sky Loan had an interest rate that varied according to LIBOR (LIBOR plus a margin of 1.5%) and was 2.66% for the period from January 1, 2004 through July 15, 2004.
      (M) To record the annual commitment fee on the undrawn revolving credit facility portion of the $800.0 million Senior Secured Credit Facility in the total amount of $1,619,000 for the period from

January 1, 2004 through July 15, 2004. Such amount assumes an undrawn revolving credit facility of $500 million throughout the period. The commitment fee is based on a rate of 0.6% of the undrawn revolving credit facility balance, representing 40% of the assumed 1.5% applicable margin based on the credit facility agreement terms.
      (N) To record the estimated amortization of the deferred financing costs paid to the Company’s banks of $900,000 for amendments to existing debt agreements that were incurred in connection with the Reorganization and the issuance of the $250.0 million 10 5/8% Senior Notes. The $900,000 amount paid was allocated to each individual debt instrument based on the outstanding balance of the debt at the time the amendment was executed. The allocated amounts are being amortized over the remaining term of the applicable debt. The amortization was $43,000 for the period from January 1, 2004 through July 15, 2004.
      (O) The Company will be exposed to market rate risk for changes in interest rate on the $800.0 million Senior Secured Credit Facility, which bears interest at LIBOR plus a margin, which ranges from 1.50% to 1.70%. A hypothetical 1/8% variance in interest rates would increase or decrease the Company’s interest expense by $364,000 for the year ended December 31, 2004.

Management’s discussion and analysis of
financial condition and results of operations
      You should read the following discussion together with our consolidated financial statements and the notes to those financial statements, which are included in this prospectus. In addition to the other information in this prospectus, you should carefully consider the following discussion and the information set forth under the headings “Risk factors” and “Forward-looking statements” in evaluating us and our business before participating in this exchange.
Introduction
      We are one of the leading cruise ship operators in the world, offering a wide variety of itineraries focused on North America, including the only year-round cruises from New York, the only inter-island itineraries in Hawaii and a variety of itineraries in Alaska, numerous mainstream itineraries in the Caribbean, Europe and South America and the largest cruise operation in Antarctica. We operate under three brands: Norwegian Cruise Line, NCL America (under which we offer our unique Hawaii cruises), and Orient Lines. We currently operate 12 ships representing over 21,600 berths, which accounts for approximately 8.6% of the overall cruise capacity in North America in terms of berths.
      In 2002 and 2003, the cruise industry was impacted by several external factors that affected consumer demand for cruises. These factors included:

•	the terrorist attacks of September 11, 2001, which adversely impacted the public’s desire to travel and increased the insurance and security costs for cruise lines;

•	the relatively low economic growth in North America, which impacted the level of consumers’ disposable income;

•	the conflict in Iraq;

•	the outbreak of SARS; and

•	adverse publicity relating to passenger illnesses.
      In 2004, the external factors which impacted consumer demand in 2002 and 2003 were reduced, and we experienced improvement in our revenues. As a result of stronger consumer demand, we recognized higher ticket prices and onboard revenues.
      From 2002 to 2004, the cruise industry experienced a significant expansion in new ship capacity. CLIA estimates that from 2005 to 2008, the average growth in passenger capacity in the North American cruise market will decrease significantly to 4.5%, principally due to a decrease in the number of new ships being delivered. CLIA reported a 11.0% growth in cruise passengers industry-wide in North America in the year ended December 31, 2004, compared to the year ended December 31, 2003, and a 104.0% occupancy factor industry-wide in North America in the year ended December 31, 2004, compared to a 102.6% occupancy factor in the year ended December 31, 2003. At the same time, competition among the cruise line companies and with land-based vacation providers has increased, leading to generally lower cruise ticket prices. In addition, higher fuel prices increased our operating expenses, and changes in safety, security, health and environmental requirements applicable to the cruise industry led to higher compliance costs.
      We recorded net income of $11.4 million for the six months ended June 30, 2005 compared to a net loss of $11.3 million for the six months ended June 30, 2004, and a net loss of $8.7 million for the year ended December 31, 2004 compared to a net loss of $13.5 million for the year ended December 31, 2003. In addition to the higher operating expenses resulting from some of the factors described above, in 2003, we recorded an impairment loss of $18.2 million related to a write-down of the Orient Lines tradename and a write-down in the carrying value of the Norway, and in 2004, we recorded an additional write-down of $14.5 million in the carrying value of the promissory note from Star Cruises based on the estimated salvage value of the Norway of $12.3 million.

      In 2003, we also began to incur expenses to expand our operations in Hawaii under the NCL America brand. Current U.S. laws governing our authority to operate three U.S.-flagged ships in the Hawaii market require us to employ U.S. crew members on board these U.S.-flagged ships. The employment of U.S. crew members increased our annual labor costs significantly starting in the second quarter of 2004 as the compensation and benefits for U.S. crew members are generally higher than that for an international crew.
      In addition, as part of the Reorganization, we transferred six of our vessels to Star Cruises Limited at their existing net book value of $778.0 million (as of April 23, 2004, the date of the Reorganization), along with $403.2 million of our secured debt associated with these ships. The difference of $374.8 million reduced our intercompany debt owed to Star Cruises Limited by the same amount. After transferring these vessels, we entered into arrangements to charter-in these ships from Star Cruises Limited for periods ranging from one to six years. As a result, after the Reorganization, we stopped incurring depreciation expense associated with these vessels, which expense amounted to $36.6 million for 2003 and $11.7 million for the period from January 1, 2004 through April 23, 2004, and stopped incurring the interest expense associated with the transferred debt, which amounted to $15.6 million for 2003 and $3.4 million for the period from January 1, 2004 through April 23, 2004. However, we began incurring charter expense for these vessels starting April 24, 2004. Charter expenses for these ships totaled $22.0 million in 2004 and $15.0 million in the first six months of 2005.
      Our functional currency is the U.S. dollar reflecting the fact that a substantial portion of our transactions are realized or settled in U.S. dollars. Transactions in currencies other than U.S. dollars (referred to in this prospectus as “foreign currencies”) are translated into U.S. dollars at exchange rates in effect at the transaction dates. Monetary assets and liabilities expressed in foreign currencies are translated at exchange rates at the balance sheet date. All such exchange differences are reflected in the consolidated profit and loss account.
Revenues
      Revenues from our cruise and cruise-related activities are categorized by us as “passenger ticket revenues” and “onboard and other revenues”. Passenger ticket revenues are derived from the sale of passenger tickets. Passenger ticket sales comprise a one-time up-front payment collected from passengers for accommodations, meals in certain restaurants on the ship, and certain onboard entertainment, and also include payments for air and land transportation to and from the ship, to the extent passengers purchase those items from us. Revenues from passenger ticket sales are generally collected from passengers prior to their departure on the cruise.
      Onboard and other revenues consist of revenues from beverage sales, spa services, internet cafés, art auctions, shore excursions, pre-cruise and post-cruise packages, passenger baggage and cancellation insurance, gaming, meals in certain specialty restaurants and revenues from onboard retail sales. Onboard revenues vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. We record onboard revenues from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenues.
Expenses

Operating expenses
      Our operating expenses are classified as follows:

•	Commissions, transportation and other expenses consist of those amounts directly associated with passenger ticket revenues. These amounts include travel agent commissions, air and other transportation expenses. Such amounts typically vary with passenger counts.

•	Onboard and other expenses consist of direct costs that are incurred in connection with onboard and other revenues. These costs are incurred in connection with bar sales, land packages, cancellation fees, sales of vacation package insurance and credit card fees.

•	Payroll and related expenses represent the cost of wages and benefits for crew, hotel and other administrative shipboard employees.

•	Food expenses consist of food costs for passengers and crew, which typically vary according to the number of passengers on board a particular cruise ship.

•	Ship charter costs consist of amounts paid for chartering ships for the fleet.

•	Other operating expenses consist of costs such as fuel, repairs and maintenance, ship insurance and other costs.
      We do not allocate payroll and related costs, food costs, or other ship operating costs to the passenger ticket costs or to onboard and other cruise costs, since they are incurred to support the total cruise experience.

Marketing, general and administrative expenses
      Marketing expenses relating to our marketing activities include advertising and promotional activities and other passenger-related services, such as our loyalty programs.
      General and administrative expenses consist of shoreside personnel wages and benefits and expenses relating to our world-wide offices, information technology support, our reservation call center, field sales, accounting, purchasing, ship administration and other ship-related support activities.

Depreciation and amortization
      Depreciation and amortization expenses consist primarily of depreciation of our ships and shoreside assets. Cruise ships are generally depreciated on a straight-line basis over a 30-year period, with a 15% residual value at the end of this period adjusted for estimated resale or salvage value. Costs associated with drydocking a ship are deferred and charged to expense over the period to that ship’s next scheduled drydocking, which is generally once every two to three years. Prior to January 1, 2002, we also amortized goodwill and other indefinite lived intangible assets. Effective January 1, 2002, we have ceased amortization of goodwill and other indefinite lived assets.
Taxation
      We currently have four sources of income subject or potentially subject to tax:

•	international shipping income derived from cruise revenues;

•	income from onboard revenues;

•	inter-company service fees and commissions; and

•	income derived from our U.S.-flagged cruise operations.
      Bermuda, the jurisdiction of organization of NCL and the jurisdiction of organization for certain of its operating subsidiaries, and the Isle of Man, the jurisdiction of incorporation for certain of NCL’s operating subsidiaries, impose no tax on income derived outside of those respective jurisdictions. NCL’s operating subsidiaries do, however, submit to the tax regimes of the relevant jurisdictions in which they operate and pay taxes as required by those jurisdictions.
      Income tax expense includes current taxes and deferred tax charges. Deferred tax assets and liabilities are calculated in accordance with the liability method, as further described in Note 2 to our consolidated financial statements.
Restatement
      Our consolidated balance sheet as of December 31, 2003 included elsewhere in this prospectus has been restated after determination that a portion of the amount due to parent, as further described in paragraph 4 of Note 9, and a portion of long-term debt, as further described in paragraph 7 of Note 8, to our consolidated financial statements, should be classified as current liabilities rather than long-term liabilities. The amount due to parent and the amount of long-term debt classified as current liabilities were satisfied in the Reorganization. This restatement is limited solely to revising the classification of approximately $374.8 million in amount due to parent and $403.2 million in long-term debt from long-term liabilities to current liabilities in our consolidated balance sheet at December 31, 2003. The restatement has no effect on our statement of operations or cash flows.
Terminology
      Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
      Gross Cruise Costs represent the sum of total operating expenses and marketing, general and administrative expenses.
      Gross Yields represent total revenues per Capacity Day.
      Net Yields represents total revenues less commissions, transportation and other expenses, and onboard and other expenses (each of which is described under “Revenues” and “Expenses” above) per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance and is commonly used in the cruise industry to measure pricing performance.
      Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses (each of which is described under “Expenses” above). In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance and is commonly used in the cruise industry as a measurement of costs.
      Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.
      Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100 indicates that three or more passengers occupied some cabins.

Results of operations
      The following table sets forth our consolidated statements of operations for the periods presented:

	Fiscal Years Ended			Six Months Ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands)
Passenger ticket revenues	$882,957	$903,879	$920,658	$417,699	$492,890
Onboard and other revenues	281,852	326,060	355,026	154,867	195,271

Total revenues	1,164,809	1,229,939	1,275,684	572,566	688,161

Operating expenses:
Commissions, transportation and other	229,569	224,931	191,332	88,417	104,088
Onboard and other	107,485	112,370	118,553	50,373	61,131
Payroll and related	179,045	204,365	243,355	111,139	144,547
Food	75,358	79,154	81,448	36,960	43,181
Ship charter costs	—	—	22,046	6,562	14,961
Other operating	215,012	256,400	262,827	122,866	138,229

Total operating expenses	806,469	877,220	919,561	416,317	506,137

Marketing, general and administrative expenses	178,016	186,407	203,934	104,836	112,672
Depreciation and amortization	92,015	107,257	87,397	45,968	45,732
Impairment loss	—	18,155	14,500	—	—

Total expenses	1,076,500	1,189,039	1,225,392	567,121	664,541

Operating income	88,309	40,900	50,292	5,445	23,620

Non-operating income (expense):
Interest income	1,748	802	1,434	653	2,170
Interest expense, net of capitalized interest	(53,396)	(50,849)	(48,886)	(17,766)	(34,048)
Foreign currency translation gain (loss)	(1,419)	(2,165)	(13,022)	373	19,625
Other income (expense), net	—	(2,201)	1,474	—	—

Total non-operating expense	(53,067)	(54,413)	(59,000)	(16,740)	(12,253)

Net income (loss)	$35,242	$(13,513)	$(8,708)	$(11,295)	$11,367

      The following table sets forth selected statistical information for the periods presented:

	Fiscal Years Ended			Six Months Ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

Passengers Carried	819,660	878,067	874,926	409,136	451,002
Passenger Cruise Days	6,180,457	6,543,896	6,744,609	3,127,480	3,490,931
Capacity Days	5,951,273	6,277,888	6,370,096	2,976,528	3,306,270
Occupancy Percentage	103.9%	104.2%	105.9%	105.1%	105.6%

      Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Fiscal Years Ended			Six Months Ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

Passenger ticket revenues	$882,957	$903,879	$920,658	$417,699	$492,890
Onboard and other revenues	281,852	326,060	355,026	154,867	195,271

Total revenues	1,164,809	1,229,939	1,275,684	572,566	688,161

Less:
Commissions, transportation and other	229,569	224,931	191,332	88,417	104,088
Onboard and other	107,485	112,370	118,553	50,373	61,131

Net revenues	$827,755	$892,638	$965,799	$433,776	$522,942

Capacity Days	5,951,273	6,277,888	6,370,096	2,976,528	3,306,270
Gross Yields	$195.72	$195.92	$200.26	$192.36	$208.14
Net Yields	$139.09	$142.19	$151.61	$145.73	$158.17
      Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and Gross and Net Cruise Costs per Capacity Day):

	Fiscal Years Ended			Six Months Ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

Total operating expenses	$806,469	$877,220	$919,561	$416,317	$506,137
Marketing, general and administrative expenses	178,016	186,407	203,934	104,836	112,672

Gross Cruise Costs	984,485	1,063,627	1,123,495	521,153	618,809

Less:
Commissions, transportation and other	229,569	224,931	191,332	88,417	104,088
Onboard and other	107,485	112,370	118,553	50,373	61,131

Net Cruise Costs	$647,431	$726,326	$813,610	$382,363	$453,590

Capacity Days	5,951,273	6,277,888	6,370,096	2,976,528	3,306,270
Gross Cruise Costs per Capacity Day	$165.42	$169.42	$176.37	$175.09	$187.16
Net Cruise Costs per Capacity Day	$108.79	$115.70	$127.72	$128.46	$137.19
Six months ended June 30, 2005 compared to six months ended June 30, 2004

Revenues
      Total revenues increased by $115.6 million, or 20.2%, from $572.6 million for the six months ended June 30, 2004 to $688.2 million for the six months ended June 30, 2005.
      The increase in revenues was due to an 18.0% increase in passenger ticket revenues and a 26.1% increase in onboard and other revenues. The increase in passenger ticket revenues from $417.7 million (72.9% of total revenues) for the six months ended June 30, 2004 to $492.9 million (71.6% of total revenues) for the six months ended June 30, 2005 was due in part to an 11.1% increase in Capacity Days and an increase in cruise ticket prices reflecting a generally improved pricing environment. The increase in Capacity Days was primarily a result of the addition of the Norwegian Spirit, which entered service in May 2004, and the Pride of America, which entered service in June 2005.

      Onboard and other revenues increased from $154.9 million (27.1% of total revenues) for the six months ended June 30, 2004 to $195.3 million (28.4% of total revenues) for the six months ended June 30, 2005. The increase in onboard and other revenues was primarily due to the increased Capacity Days described above, our acquisition in November 2004 of Polynesian Adventure Tours, a tour bus operator in Hawaii, an increase in onboard spending resulting from changes in our deployment mix, particularly for the Pride of Aloha, and generally higher amounts spent per passenger.
      Occupancy Percentage for the six months ended June 30, 2005 was 105.6% compared to 105.1% for the six months ended June 30, 2004.
      Gross Yields and Net Yields for the six months ended June 30, 2005 increased by 8.2% and 8.5%, respectively, compared to the six months ended June 30, 2004. These increases were primarily due to increased cruise ticket prices and increased onboard spending as discussed above.

Expenses
      Total operating expenses increased by $89.8 million, or 21.6%, from $416.3 million for the six months ended June 30, 2004 to $506.1 million for the six months ended June 30, 2005.
      Commissions, transportation and other expenses increased by $15.7 million, or 17.8%, from $88.4 million for the six months ended June 30, 2004 to $104.1 million for the six months ended June 30, 2005. The increase is primarily due to increased Capacity Days, as previously discussed, and increased air transportation expenses for our inter-island cruises in Hawaii which began in June 2004. The increase was also due in part to higher commissions resulting from higher cruise ticket prices.
      Onboard and other expenses increased by $10.7 million, or 21.2%, from $50.4 million for the six months ended June 30, 2004 to $61.1 million for the six months ended June 30, 2005. The increase in cost of sales of onboard and other revenue in the six months ended June 30, 2005 was primarily related to increased Capacity Days and higher costs of sales related to increased onboard revenues including cost of sales related to revenue generated by Polynesian Adventure Tours.
      Payroll and related expenses increased by $33.4 million, or 30.1%, from $111.1 million for the six months ended June 30, 2004 to $144.5 million for the six months ended June 30, 2005. The increase was primarily due to the increase in Capacity Days and higher crew costs related to the U.S. crew used on our inter-island cruises in Hawaii, which commenced in June 2004.
      Food expenses increased by $6.2 million, or 16.8%, from $37.0 million for the six months ended June 30, 2004 to $43.2 million for the six months ended June 30, 2005. The increase in food expenses was primarily due to increased Capacity Days.
      Ship charter costs increased by $8.4 million, or 127.3%, from $6.6 million for the six months ended June 30, 2004 to $15.0 million for the six months ended June 30, 2005. The increase was due to the fact that the six ships transferred to Star Cruises Limited and chartered back to us in April 2004 were being chartered for the entire six-month period in 2005.
      Other operating expenses increased by $15.3 million, or 12.4%, from $122.9 million for the six months ended June 30, 2004 to $138.2 million for the six months ended June 30, 2005. The increase was primarily due to increases in Capacity Days and in fuel prices. The average fuel price for the first six months of 2005 increased 30% per metric ton compared to the same period in 2004.
      Operating expenses per Capacity Day increased by 9.4% for the six months ended June 30, 2005 compared to the same period in 2004. The increase was primarily due to increases in fuel costs, ship charter costs and costs associated with our operations in Hawaii as discussed above.
      Marketing, general and administrative expenses increased by $7.9 million, or 7.5%, from $104.8 million for the six months ended June 30, 2004 to $112.7 million for the six months ended June 30, 2005. The increase was primarily due to increased shoreside expenses for our Honolulu office, marketing costs related to NCL America and the introduction of Pride of America in June 2005, and the addition of

Polynesian Adventure Tours in November 2004. On a Capacity Day basis, marketing, general and administrative expenses for the six months ended June 30, 2005 decreased by 3.2% compared to the six months ended June 30, 2004, primarily due to economies of scale achieved from the increase in Capacity Days explained above.
      Net Cruise Costs per Capacity Day increased by 6.8% for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. The increase was primarily due to the increased fuel costs and increased ship charter costs discussed above.
      Depreciation and amortization decreased by $0.3 million, or 0.7%, from $46.0 million for the six months ended June 30, 2004 to $45.7 million for the six months ended June 30, 2005. The decrease in depreciation expense was primarily due to the elimination of the depreciation expense for the six ships transferred to Star Cruises Limited in April 2004, partially offset by the addition of the Norwegian Spirit and the Pride of America, which entered service in May 2004 and June 2005, respectively.
      Interest income increased by $1.5 million from $0.7 million for the six months ended June 30, 2004 to $2.2 million for the six months ended June 30, 2005. The increase was due to higher interest rates and higher average cash balances during the six months ended June 30, 2005 compared to the six months ended June 30, 2004.
      Interest expense, net of capitalized interest, increased by $16.2 million, or 91.0%, from $17.8 million for the six months ended June 30, 2004 to $34.0 million for the six months ended June 30, 2005, primarily as a result of higher interest rates and an increase in average outstanding borrowings, including the $250 million senior notes issued in July 2004.
      Foreign currency translation gain increased by $19.2 million from $0.4 million for the six months ended June 30, 2004 to $19.6 million for the six months ended June 30, 2005. The increase was due primarily to a $20.9 million foreign exchange translation gain on our Euro denominated debt during the six months ended June 30, 2005. The gain recorded during the six months ended June 30, 2004 included a gain of $1.2 million on a foreign currency contract.
Net Income (Loss)
      As a result of the foregoing factors, we recorded net income of $11.4 million for the six months ended June 30, 2005 compared to a net loss of $11.3 million for the six months ended June 30, 2004.
Year ended December 31, 2004 compared to the year ended December 31, 2003

Revenues
      Total revenues increased by $45.8 million, or 3.7%, from $1,229.9 million for the year ended December 31, 2003 to $1,275.7 million for the year ended December 31, 2004.
      The increase in revenues is due to a 1.9% increase in passenger ticket revenues and an 8.9% increase in onboard revenues. The increase in passenger ticket revenues from $903.9 million (73.5% of total revenues) to $920.7 million (72.2% of total revenues) was principally due to a 1.5% increase in Capacity Days and increased cruise ticket prices. The increase in Capacity Days was primarily a result of the addition of the Norwegian Spirit, which entered service in May 2004, partially offset by the removal of the Norway from our fleet in May 2003 and the scheduled drydocking of the Norwegian Sun for 15 days, the Norwegian Star for 21 days (including a seven day wet dock), the Norwegian Sky for 22 days (including a 14 day wet dock) and the Norwegian Majesty for 11 days in 2004. During 2003, the Norwegian Sea, Norwegian Crown, Norwegian Wind and the Marco Polo were in scheduled drydock for 14 days, 11 days, 14 days, and 14 days, respectively, and the Norway was in wet dock for 221 days.
      Onboard and other revenues increased from $326.1 million (26.5% of total revenues) for the year ended December 31, 2003 to $355.0 million (27.8% of total revenues) for the year ended December 31, 2004. The increase in onboard revenue was principally due to the addition of the Norwegian Spirit and improved gaming and shore excursion sales.

      Occupancy Percentage for the year ended December 31, 2004 was 105.9% compared to 104.2% for the year ended December 31, 2003.
      Gross Yields and Net Yields for the year ended December 31, 2004 increased by 2.2% and 6.6%, respectively, compared to the year ended December 31, 2003. These increases were primarily due to increased cruise ticket prices and increased onboard spending as discussed above.

Expenses
      Total operating expenses increased by $42.4 million, or 4.8%, from $877.2 million for the year ended December 31, 2003 to $919.6 million for the year ended December 31, 2004.
      Commissions, transportation and other expenses decreased by $33.6 million, or 14.9%, from $224.9 million for the year ended December 31, 2003 to $191.3 million for the year ended December 31, 2004. The decrease was primarily due to a decrease in commissions and air costs as a result of fewer guests purchasing air transportation through us.
      Onboard and other expenses increased by $6.2 million, or 5.5%, from $112.4 million for the year ended December 31, 2003 to $118.6 million for the year ended December 31, 2004. The increase in 2004 was directly related to the increase in sales of shore excursions, which involve higher onboard cost of sales to us, partially offset by a decrease in sales of pre-cruise and post-cruise packages.
      Payroll and related expenses increased by $39.0 million, or 19.1%, from $204.4 million for the year ended December 31, 2003 to $243.4 million for the year ended December 31, 2004. The increase in 2004 was primarily due to crew salaries for the Norwegian Spirit, which entered service in May 2004, and the Pride of Aloha, formerly the Norwegian Sky, commencing cruises in Hawaii with U.S. crew members in June 2004, partially offset by a decrease in onboard salaries for the Norway which was out of service during 2004.
      Food expenses increased by $2.3 million, or 2.9%, from $79.2 million for the year ended December 31, 2003 to $81.5 million for the year ended December 31, 2004. The increase was primarily due to an increase in food expenses for the Norwegian Spirit, which entered service in May 2004, partially offset by a decrease in food expenses for the Norway, which was out of service during 2004.
      Other operating expenses increased by $6.4 million, or 2.5%, from $256.4 million for the year ended December 31, 2003 to $262.8 million for the year ended December 31, 2004. The increase was primarily due to the addition of the Norwegian Spirit to our fleet, increased port expenses and $4.3 million for U.S. customs fines on the Norwegian Star resulting from necessary alternations to the ship’s Hawaii/ Fanning Islands itinerary in response to a problem with the ship’s azipod propulsion system in 2004. Such increase was partially offset by a decrease in the operating expenses for the Norway, which was out of service during 2004. In addition, in 2003, there had been a reduction of approximately $12.4 million in other operating expenses recorded in connection with proceeds from the settlement of a loss of hire insurance claim on the Norway.
      Operating expenses per Capacity Day increased by 3.3% for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase was primarily due to payroll costs associated with our U.S. crew and the reduction in other operating expenses in 2003 resulting from the insurance settlement as discussed above.
      Marketing, general and administrative expenses increased by $17.5 million, or 9.4%, from $186.4 million for the year ended December 31, 2003 to $203.9 million for the year ended December 31, 2004. The increase was primarily the result of shoreside expenses for our Honolulu office and Hawaii marketing costs totaling $22.4 million related to NCL America. On a Capacity Day basis, marketing, general and administrative expenses for the year ended December 31, 2004 increased by 7.8% compared to the year ended December 31, 2003.
      Net Cruise Costs per Capacity Day increased by 10.4% for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase was primarily due to marketing, shoreside and U.S. crew costs associated with the start up of NCL America and the reduction in other operating expenses in 2003 resulting from the insurance settlement as discussed above.
      Depreciation and amortization decreased by $19.9 million, or 18.5%, from $107.3 million for the year ended December 31, 2003 to $87.4 million for the year ended December 31, 2004. The decrease in depreciation expense was primarily due to reduced depreciation for the six ships transferred to Star Cruises Limited in April 2004 and the Norway which left the fleet in May 2003.
      In the fourth quarter of 2004, we recorded an impairment charge in the amount of $14.5 million to reduce the carrying value of the promissory note from Star Cruises to $12.3 million, the ship’s estimated salvage value, and the amount we expect to collect from Star Cruises, compared to an impairment loss of $3.2 million for the year ended December 31, 2003. In 2003, we recorded an impairment loss of $15.0 million related to the Orient Lines trade name which represents the amount by which the book value of the trade name exceeded the estimated fair value based on estimated current market royalty rates and anticipated revenues associated with the Orient Lines trade name.
      Interest income increased by $0.6 million from $0.8 million for the year ended December 31, 2003 to $1.4 million for the year ended December 31, 2004. The increase was due to higher cash balances maintained during the year ended December 31, 2004.
      Interest expense, net of capitalized interest, decreased by $1.9 million, or 3.9%, from $50.8 million for the year ended December 31, 2003 to $48.9 million for the year ended December 31, 2004 primarily as a result of a decrease in average outstanding borrowings, offset in part by higher interest rates.
      Additionally, we recorded a $13.0 million foreign currency translation loss which included a $9.5 million exchange loss on our euro denominated debt during the year ended December 31, 2004, as compared to a $2.2 million foreign currency translation loss for the year ended December 31, 2003.
      Other expense (net) decreased by $3.7 million from an expense of $2.2 million for the year ended December 31, 2003 to income of $1.5 million for the year ended December 31, 2004. The increase was primarily due to a gain of $1.2 million on foreign currency contracts during the year ended December 31, 2004.

Net loss
      As a result of the foregoing factors, we recorded a net loss of $8.7 million for the year ended December 31, 2004 compared to a net loss of $13.5 million for the year ended December 31, 2003.
Year ended December 31, 2003 compared to the year ended December 31, 2002

Revenues
      Total revenues increased by $65.1 million, or 5.6%, from $1,164.8 million for the year ended December 31, 2002 to $1,229.9 million for the year ended December 31, 2003.
      The increase in revenues is due to a 2.4% increase in passenger ticket revenues and a 15.7% increase in onboard and other revenues. The increase in passenger ticket revenues from $883.0 million (75.8% of total revenues) to $903.9 million (73.5% of total revenues) was principally due to a 5.5% increase in Capacity Days. The increase in Capacity Days was primarily a result of the Norwegian Dawn entering service in December 2002. This increase in Capacity Days was partially offset by an increased number of Capacity Days lost due to our ships being in drydock and wetdock in 2003 compared to the same period in 2002. During 2003, the Norwegian Sea, Norwegian Crown, Norwegian Wind and the Marco Polo were in scheduled drydock for 14 days, 11 days, 14 days, and 14 days, respectively, and the Norway was in wetdock for 221 days. During 2002, the Norwegian Majesty, the Norwegian Dream and the Norwegian Sky were in scheduled drydock for 12, 14 and 13 days, respectively, and the Marco Polo was in wetdock for 14 days.

      Onboard and other revenues were $281.9 million (24.2% of total revenues) and $326.1 million (26.5% of total revenues) for the years ended December 31, 2003 and 2002, respectively. The increase in onboard and other revenues was due to a 7.1% increase in the number of passengers for 2003 and increased onboard spending particularly with respect to shore excursions.
      Occupancy Percentage for the year ended December 31, 2003 was 104.2% compared to 103.9% for the year ended December 31, 2002.
      Gross Yields and Net Yields for the year ended December 31, 2003 increased by 0.1% and 2.2%, respectively, compared to the year ended December 31, 2002. These increases were primarily due to increased onboard spending as discussed above.

Expenses
      Total operating expenses increased by $70.8 million, or 8.8%, from $806.5 million for the year ended December 31, 2002 to $877.2 million for the year ended December 31, 2003.
      Commissions, transportation and other expenses decreased by $4.7 million, or 2.0%, from $229.6 million for the year ended December 31, 2002 to $224.9 million for the year ended December 31, 2003. The decrease was primarily due to a decrease in air costs as a result of fewer guests purchasing air transportation through us.
      Onboard and other expenses increased by $4.9 million, or 4.6%, from $107.5 million for the year ended December 31, 2002 to $112.4 million for the year ended December 31, 2003. The increase in 2003 was directly related to the increase in the number of passengers and the passengers engaging in activities, such as shore excursions, that result in higher onboard cost of sales.
      Payroll and related expenses increased by $25.3 million, or 14.1%, from $179.0 million for the year ended December 31, 2002 to $204.4 million for the year ended December 31, 2003. The increase in 2003 was primarily a result of increased Freestyle service charges and a full year of expenses for the Norwegian Dawn.
      Food expenses increased by $3.8 million, or 5.0%, from $75.4 million for the year ended December 31, 2002 to $79.2 million for the year ended December 31, 2003. The increase was primarily due to operation of the Norwegian Dawn in 2003, offset by reduced food expenses for the Norway while it was out of service.
      Other operating expenses increased by $41.4 million, or 19.2%, from $215.0 million for the year ended December 31, 2002 to $256.4 million for the year ended December 31, 2003. The increase was primarily due to higher fuel costs which resulted in a $14.4 million increase in other operating expenses in 2003, as a result of a 21.1% increase in fuel prices, and a full year of expenses for the Norwegian Dawn in 2003.
      Operating expenses per Capacity Day increased by 3.1% for the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase was primarily due to increased Freestyle service charges and fuel costs as discussed above.
      Marketing, general and administrative expenses increased by $8.4 million, or 4.7%, from $178.0 million for the year ended December 31, 2002 to $186.4 million for the year ended December 31, 2003. The increase was primarily the result of an increase in expenses due to start-up related expenses for NCL America of $6.4 million. On a Capacity Day basis, marketing, general and administrative expenses decreased by 0.7% for the year ended December 31, 2003 compared to the year ended December 31, 2002.
      Net Cruise Costs per Capacity Day increased by 6.4% for the year ended December 31, 2003 compared to the year ended December 31, 2002, primarily due to increased Freestyle service charges and fuel costs as discussed above.
      Depreciation and amortization increased by $15.2 million, or 16.6%, from $92.0 million for the year ended December 31, 2002 to $107.3 million for the year ended December 31, 2003. The increase was due primarily to an increase in depreciation expense as a result of the addition of the Norwegian Dawn.

      In 2003, we recorded an impairment loss of $18.2 million related to a write-down of the Orient Lines tradename and a write-down in the carrying value of the Norway. The impairment loss of $15.0 million related to the Orient Lines tradename represents the amount by which the book value of the tradename exceeded the estimated fair value based on estimated current market royalty rates and anticipated revenues associated with the Orient Lines tradename. The impairment loss of $3.2 million related to writedown in the carrying value of the Norway to its fair value based on the estimated selling price, net of transaction costs.
      Interest income decreased by $0.9 million, or 52.9%, from $1.7 million for the year ended December 31, 2002 to $0.8 million for the year ended December 31, 2003. The decrease was due to an increase in the amounts of non-interest bearing restricted cash accounts during the year ended December 31, 2003.
      Interest expense, net of capitalized interest, decreased by $2.6 million, or 4.9%, from $53.4 million for the year ended December 31, 2002 to $50.8 million for the year ended December 31, 2003 primarily as a result of lower interest rates and a decrease in average outstanding borrowings.
      Foreign currency translation loss increased by $0.8 million from $1.4 million for the year ended December 31, 2002 to $2.2 million for the year ended December 31, 2003 due to changes in foreign currency rates.
      Other expenses were $2.2 million for the year ended December 31, 2003 due to legal fees of $2.2 million incurred in connection with litigation arising from the acquisition of NCLH.

Net loss
      As a result of the foregoing factors, we recorded a net loss of $13.5 million for the year ended December 31, 2003 compared to net income of $35.2 million for the year ended December 31, 2002.
Liquidity and capital resources

Holding company structure
      NCL is a holding company, the primary asset of which is its direct and indirect 100% equity interest in its operating subsidiaries. NCL does not conduct any substantial operations, although at June 30, 2005 it had approximately $872.5 million of outstanding indebtedness and guaranteed approximately $1,135.4 million of its subsidiaries’ obligations. We anticipate that NCL will repay such indebtedness, as well as other obligations that may arise from time to time, with dividends and other distributions that it receives from its operating subsidiaries as it is dependent on these operating subsidiaries for cash to meet its obligations.
      There are no restrictions that limit intercompany borrowings or dividends between the Company and its subsidiaries that would impact the Company’s ability to meet its cash obligations.

Sources and uses of funds
      The discussion set forth below relates to our sources and uses of funds on a consolidated basis.
      We have relied primarily on cash generated from operations, bank and other borrowings and equity infusions and loans from Star Cruises Limited. Our primary use of funds has been for capital expenditures to maintain and grow our fleet, fund working capital requirements and make principal repayments on outstanding loan facilities. Advance ticket sales represent an important component of our liquidity. We generally collect 100% of the cruise fare and incur a majority of the expenses, such as travel agent commissions and air costs, associated with the fare prior to a cruise sailing.

Net cash
      Net cash provided by operating activities increased to $143.7 million for the six months ended June 30, 2005 compared to $97.3 million for the six months ended June 30, 2004. The increase was primarily due to an increase in advance ticket sales as well as timing differences in cash payments relating to operating assets and liabilities.
      Net cash used in investing activities increased to $425.8 million for the six months ended June 30, 2005 compared to $144.1 million for the six months ended June 30, 2004. The increase was primarily due to an increase in capital expenditures to $359.3 million for the six months ended June 30, 2005 from $138.2 million for the six months ended June 30, 2004. Capital expenditures for the six months ended June 30, 2005 consisted primarily of payments for ships under construction and delivery of the Pride of America. Capital expenditures for the first six months of 2004 consisted primarily of payments for ships under construction. During the first six months of 2005, we also recorded a $66.5 million increase in restricted cash compared to a $5.9 million increase in restricted cash during the same period in 2004 related to our credit card processing arrangements as a result of increased advanced ticket sales at June 30, 2005 as compared to June 30, 2004.
      Net cash provided by financing activities increased to $324.7 million for the six months ended June 30, 2005 compared to $3.8 million for the six months ended June 30, 2004. The increase was primarily due to draw downs on committed loan facilities to fund progress payments on ships under construction and to fund the delivery of Pride of America.
      Capitalized interest increased to $19.6 million for the six months ended June 30, 2005 from $4.4 million for the six months ended June 30, 2004 due to a higher level of investment in ships under construction.
      Net cash provided by operating activities increased to $142.1 million for year ended December 31, 2004 from $75.8 million for the year ended December 31, 2003. The increase was primarily due to an increase in advance ticket sales as well as timing differences in cash payments relating to operating assets and liabilities.
      Net cash used in investing activities increased to $739.1 million for the year ended December 31, 2004 from $265.1 million for the year ended December 31, 2003. The increase was primarily due to an increase in capital expenditures to $736.6 million for the year ended December 31, 2004 from $285.1 million for the year ended December 31, 2003. Capital expenditures for the year ended December 31, 2004 consisted primarily of payments related to the purchase of the Norwegian Spirit and payments for ships under construction. Capital expenditures for the year ended December 31, 2003 consisted primarily of payments for the purchase of the United States and the Independence, and payments for ships under construction. During 2004, we also recorded a decrease in restricted cash of $2.2 million related to our credit card processing arrangements compared to a decrease in restricted cash of $20.0 million during 2003.
      Net cash provided by financing activities was $570.2 million for the year ended December 31, 2004, compared to $271.8 million for the year ended December 31, 2003. The net cash provided by financing activities for the year ended December 31, 2004 reflects $1,090.2 million in proceeds from the issuance of debt and funding from Star Cruises Limited of $32.6 million, partially offset by the repayment of $505.0 million in indebtedness and the payment of $47.5 million in loan arrangement fees. The net cash provided by financing activities for the year ended December 31, 2003 reflects new borrowings of $375.0 million, funding from Star Cruises Limited of $240.8 million, and a capital contribution from our parent of $130.4 million, partially offset by repayment of $462.9 million in indebtedness.
      Net cash provided by operating activities was $75.8 million for the year ended December 31, 2003 compared to $143.5 million for the year ended December 31, 2002. This decrease was due primarily to the negative impact of lower net income, a decrease in advance ticket sales and an increase in deferred drydocking costs and certain other deferred charges.

      Net cash used in investing activities decreased to $265.1 million for the year ended December 31, 2003 compared to $429.4 million for the year ended December 31, 2002. The decrease was primarily due to a decrease in capital expenditures to $285.1 million for the year ended December 31, 2003 from $380.5 million for the year ended December 31, 2002. Capital expenditures for the year ended December 31, 2003 consisted primarily of payments for the construction of Pride of America. Capital expenditures for the year ended December 31, 2002 consisted primarily of payments for the construction of Norwegian Dawn. During 2003, we recorded a decrease in restricted cash of $20.0 million compared to an increase in restricted cash of $48.9 million in 2002 related to our credit card procession arrangements.
      Net cash provided by financing activities decreased to $271.8 million for the year ended December 31, 2003, compared to $318.7 million for the year ended December 31, 2002. The net cash provided by financing activities for the year ended December 31, 2003 reflects new borrowings of $375.0 million, funding from Star Cruises Limited of $240.8 million, and a capital contribution from our parent of $130.4 million, partially offset by repayment of $462.9 million in indebtedness. The net cash provided by financing activities for the year ended December 31, 2002 reflects new borrowings of $313.5 million and funding from Star Cruises Limited of $67.5 million, partially offset by the repayment of $59.8 million in indebtedness.

Working capital
      Our consolidated balance sheet evidenced negative working capital of $241.6 million at June 30, 2005 and negative working capital of $209.8 million at December 31, 2004, reflecting, among other factors, our substantial short-term liabilities related to advance ticket sales and current maturities of long-term debt. We believe that negative working capital is common in the cruise industry due to the fact that passenger fares are generally collected in advance of cruise sailing. As of June 30, 2005, we had total cash balances of $310.1 million, of which $95.0 million was restricted cash principally related to our credit card processing arrangements. At December 31, 2004, we had total cash balances of $200.9 million, of which $28.5 million was restricted cash principally related to our credit card processing arrangements. In addition, as of June 30, 2005 and December 31, 2004, we had approximately $177.5 million and $260.0 million available, respectively, under the $800.0 million Senior Secured Credit Facility.
      Our consolidated balance sheet evidenced negative working capital of $895.3 million at December 31, 2003, reflecting, among other factors, our substantial short-term liabilities related to advance ticket sales, amount due to parent and current maturities of long-term debt. As of December 31, 2003, we had total cash balances of $229.9 million, of which $30.7 million was restricted cash principally related to our credit card processing arrangements.
      We believe that the availability under existing credit facilities, including our $800.0 million Senior Secured Credit Facility, cash flows from operations and our ability to access new borrowings will be sufficient to fund our operations, make debt payments and fund our capital expenditures during the next 12 months. Portions of the $800.0 million Senior Secured Credit Facility have been used for the acquisition of the Norwegian Spirit and to refinance indebtedness relating to the Norwegian Star and the Pride of Aloha and the remainder will be available for general corporate purposes, including new ship construction.

Indebtedness
      As of June 30, 2005, we had outstanding consolidated total debt of approximately $2,007.9 million, of which $1,757.9 million is collateralized. Substantially all of the agreements relating to our outstanding indebtedness contain covenants that impact our liquidity and capital resources, including financial covenants and restrictions on the incurrence of indebtedness and liens and asset sales. Due to our significant amount of indebtedness, a substantial portion of our future cash flow from operations must be dedicated to principal repayments and interest on our indebtedness.

      At June 30, 2005, all of our outstanding indebtedness (other than the original notes, which have a fixed rate of interest) was based upon floating rates of interest and, as a consequence, any increases in short-term interest rates would have the effect of increasing our interest expense.
      Our long-term debt consisted of the following for the periods presented:

	As of December 31,			As of
				June 30,
	2002	2003	2004	2005

	(Dollars in thousands)
10 5/8% Senior Notes due 2014	$—	$—	$250,000	$250,000
$800.0 million Senior Secured Credit Facility	—	—	540,000	622,500
$626.9 million Syndicated Term Loan	606,024	564,230	271,666	261,218
$210.0 million Norwegian Sky Loan	182,000	154,000	—	—
$623.0 million Facility Fleet Loan	526,320	403,200	—	—
$225.0 million Norwegian Sun Loan	225,000	225,000	207,000	198,000
$45.0 million working capital facility	45,000	—	—	—
€298.0 million Pride of America Loans	—	149,957	259,066	356,335
$334.1 million Norwegian Jewel Loan	—	—	113,377	187,798
€308.1 million Pride of Hawaii Loan	—	—	47,212	122,828
Other long-term debt obligations	—	—	2,208	9,250

Total	1,584,344	1,496,387	1,690,529	2,007,929
Less: current portion	(267,916)	(476,995)	(86,198)	(113,540)

Total long-term debt (excluding current portion)	$1,316,428	$1,019,392	$1,604,331	$1,894,389

      The interest rate and maturity profile of our debt at June 30, 2005 is as follows:
      10 5/8% Senior Notes due 2014 bear interest at a fixed rate of 10 5/8% with the entire principal balance due at maturity in 2014.
      $800.0 million Senior Secured Credit Facility consisting of a $300.0 million term loan and a $500.0 million revolving credit facility. The term loan requires semi-annual principal reductions of $17.5 million through 2010 at which time the remaining balance is due in a balloon payment. The revolving credit facility matures no later than 2010 with all outstanding amounts then due.
      $626.9 million Syndicated Term Loan bears interest at a rate that varies according to LIBOR with the principal repaid in semi-annual installments through 2014 at which time the remaining balance is due in a balloon payment.
      $225.0 million Norwegian Sun Loan bears interest at a rate that varies according to LIBOR with the principal repaid in semi-annual installments through 2011 at which time the remaining balance is due in a balloon payment.
      Euro 298.0 million Pride of America Loans bears interest at a rate that varies according to LIBOR or EURIBOR, depending on the denomination of the underlying draws on the principal balance. Such amounts are due in 24 semi-annual installments commencing six months from the ship delivery date, which occurred in June 2005.
      $334.1 million Norwegian Jewel Loan bears interest at a rate that varies according to LIBOR. The principal is due in 24 semi-annual installments commencing six months from the ship delivery date, which occurred in August 2005.
      Euro 308.1 million Pride of Hawaii Loan bears interest at a rate that varies according to LIBOR or EURIBOR, depending on the denomination of the underlying draws on the principal balance. The principal is due in 24 semi-annual installments commencing six months from the ship delivery date, which is anticipated in 2006.
      For a more detailed description of our indebtedness see “Description of other financial obligations.”

Capital expenditures
      As of June 30, 2005, we had two ships, the Norwegian Jewel and the Pride of Hawaii, on order at Meyer Werft Shipyard in Germany. We took delivery of the Norwegian Jewel in August 2005 and upon delivery paid the remaining installment payment, which was the Euro equivalent of approximately $134.5 million. We currently expect to take delivery of the Pride of Hawaii in 2006 and estimate that the aggregate remaining installment payment for this ship will be the Euro equivalent of approximately $235.0 million (based on the exchange rate on June 30, 2005). We have entered into a syndicated term loan facility with a syndicate of banks that provides up to 80% of the contract price of these two new ships.
      In December 2004, we entered into a contract for the construction of an additional ship (which replicates the Norwegian Jewel) to be delivered in the first quarter of 2007. The estimated purchase price for this ship, Hull No. S.669, is the Euro equivalent of approximately $474.4 million (based on the exchange rate on June 30, 2005), of which approximately $426.6 million remains to be paid at June 30, 2005. Additionally, in May 2005, we entered into a contract for the construction of another ship, Hull No. S.670, to be delivered in October 2007. The estimated purchase price of the ship is the Euro equivalent of approximately $474.5 million (based on the exchange rate on June 30, 2005), of which approximately $451.0 million remains to be paid at June 30, 2005. Committed financing has been obtained for the construction of both ships.
      In 2004, we also incurred approximately $13.5 million for the reflagging of and other modifications to Norwegian Sky, which has been renamed Pride of Aloha and commenced inter-island cruises in Hawaii in July 2004.
      We purchased in July 2004 the cruise ship Norwegian Spirit, built in 1998, from Star Cruises Limited for $307.6 million, which represents the net book value of the ship at the date of the transaction, including reimbursement for certain dry-docking cost and other spare parts. We incurred expenses of approximately $13.7 million for upgrades and modifications on the vessel during 2004.
      As of June 30, 2005, based on existing exchange rates and including the cost of the ships to be delivered in 2007 discussed above, we anticipate capital expenditures will be approximately $653.0 million, $275.0 million and $840.0 million for the years ending December 31, 2005, 2006 and 2007, respectively. We intend to finance the construction of any additional ships with a combination of cash from operations and additional borrowings, as required.
      In 2003, we purchased two U.S.-flagged ships, the United States and the Independence, with a view to expanding our U.S.-flag operations by converting these vessels into modern cruise ships. The timing of such a conversion project is currently under review, and if we decide to proceed with the project, we expect to incur significant capital expenditures related to the project in addition to the amounts discussed in the preceding paragraph.
      Each of our ships is generally taken out of service approximately every 24 to 30 months for a period ranging from one to two weeks for maintenance, repairs and improvements performed in drydock. Drydocking expenditures (which are not included in capital expenditures) are amortized over the period between drydockings. Amounts paid for drydocking were $11.7 million in 2002, $10.6 million in 2003, $19.6 million in 2004 and $12.6 million during the first six months of 2005.

Additional liquidity requirements
      As required by the United States Federal Maritime Commission (“FMC”), we maintain a $15.0 million performance guarantee issued on our behalf in respect of liabilities for nonperformance of transportation and other obligations to passengers. The FMC has proposed rules that would, if adopted, eliminate the $15.0 million ceiling on the current guarantee requirements and replace it with sliding scale requirements. The period for public comment on these rules expired in May 2003. We cannot predict if or when these proposed rules will be adopted or, if adopted, the final form of such rules. If such proposed rules were fully implemented, we would be required to provide a performance guarantee up to approximately $170.0 million. This amount would likely increase as our capacity expands and customer deposits increase. If we could not satisfy this requirement from our own resources, we would likely have to obtain new credit commitments from lenders to provide such guarantees. See “Regulatory issues — Financial requirements”.
      In April 2003, we entered into an agreement with the current credit card processor to process certain credit card receipts from passengers. Under the agreement with the prior credit card processor, a percentage of the amounts processed on our behalf for the years ended December 31, 2002, 2003 and 2004 was withheld. Restricted cash, principally related to amounts withheld by our credit card processors, was approximately $30.7 million at December 31, 2003, approximately $28.5 million at December 31, 2004 and approximately $95.0 million at June 30, 2005, which amounts are not available to fund our current operations until advance ticket sales represented by these amounts are recognized. Under the terms of the current agreement, we are providing letters of credit in the aggregate amount of $100.0 million guaranteed by Star Cruises Limited and restricted cash fluctuates based on the level of advance ticket sales processed by the new credit card processor.
Contractual obligations
      As of June 30, 2005, our contractual obligations, with initial or remaining terms in excess of one year, including interest expense on long-term debt obligations, were as follows:

	Total	2005	2006	2007	2008	2009	Thereafter

	(Dollars in thousands)
Long-term debt obligations, including interest(1)	$2,707,035	$109,130	$234,791	$233,271	$226,407	$220,146	$1,683,290
Operating lease obligations	20,725	6,018	5,332	5,005	3,372	998	—
Ship charter obligations	79,761	13,620	26,225	20,426	11,337	7,697	456
Shipbuilding obligations	1,247,155	258,815	221,200	767,140	—	—	—
Port facility obligations	112,541	11,948	12,243	7,606	7,762	8,089	64,893

Total	$4,167,217	$399,531	$499,791	$1,033,448	$248,878	$236,930	$1,748,639

(1)	Assumes interest on variable rate debt based on a LIBOR rate of 4.03% as of August 15, 2005 and a Euro/dollar exchange rate of €1.00 to $1.21 as of June 30, 2005.
      For additional information regarding our debt, shipbuilding and other contractual obligations and commitments and our contingent obligations, please see notes 4, 8 and 11 to our consolidated financial statements for the year ended December 31, 2004 included in this prospectus.
Off-balance sheet transactions
      We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial statements.
Related party transactions

Contributions from Star Cruises Limited
      We have been substantially funded since the inception of Arrasas by inter-company advances from our parent, Star Cruises Limited. In April and September 2001, $47.2 million (inclusive of $1.5 million of interest) and $150.0 million, respectively, were repaid to Star Cruises Limited through the issuance of Arrasas common stock to Star Cruises Limited.
      The remaining advances from Star Cruises Limited at December 31, 2001, 2002, 2003 and 2004 of $1.2 billion, $1.3 billion, $0.7 billion and $1.3 million, respectively, were non-interest bearing and unsecured. At December 31, 2001 and 2004, such amounts had no fixed repayment terms and, as a result, were classified as a current liability in our financial statements at December 31, 2001 and 2004. Star Cruises Limited agreed not to demand repayment during 2003 of the balance outstanding at December 31, 2002 and, as a result, such amount was classified as a long-term liability in our financial statements at December 31, 2002. At December 31, 2003, the $366.6 million that was capitalized as equity in connection with the Reorganization was classified as a long-term liability at December 31, 2003. The remaining balance of $374.8 million was classified as a current liability as such amount was satisfied in connection with the Reorganization transaction. At June 30, 2005, we had a due from Star Cruises Limited of approximately $3.7 million, which was classified as a current asset because such amount was due on demand.
      In addition, funds in the aggregate amount of $800.0 million that had been advanced to us by Star Cruises Limited at various times between February 2000 and September 2003 were converted to additional paid-in capital in September 2003. Star Cruises contributed an additional $128.2 million in cash to us in December 2003 in the form of equity.

Transactions in connection with the Reorganization
      As part of the Reorganization, $366.6 million of our liabilities that were recorded as amount due to Star Cruises Limited were capitalized as equity. In addition, substantially all of the guarantees and mortgages that had been provided by ship-owning subsidiaries of Arrasas to the lenders of Star Cruises Limited were released, while substantially all of the guarantees provided by Star Cruises Limited to these subsidiaries’ lenders were also released and replaced with guarantees from NCL.
      In addition, we transferred six of our ships, the Norwegian Crown, the Norwegian Dream, the Norwegian Majesty, the Norwegian Sea, the Marco Polo and the Norwegian Wind, to Star Cruises Limited at their existing net book values of $778.0 million along with their $403.2 million of secured indebtedness. The difference of $374.8 million reduced our intercompany debt owed to Star Cruises Limited by the same amount. After the transfer, we entered into arrangements with Star Cruises Limited to charter-in these six ships from Star Cruises Limited for periods ranging from one to six years to continue operating them under the Norwegian Cruise Line and Orient Lines brands. These charter arrangements are expected to provide us with greater flexibility in removing older vessels from our fleet as new ships that are custom designed for “Freestyle Cruising” enter our fleet over time. When we took delivery of our new ship, the Norwegian Jewel, in August 2005, we ended the charter for the Norwegian Sea during the same month and returned the ship to Star Cruises Limited.

Other vessel purchases and sales
      The Norwegian Sky has been reflagged and renamed the Pride of Aloha, and began offering inter-island cruises in Hawaii in July 2004. In order to continue offering the cruises that previously were provided by the Norwegian Sky, particularly its Alaska cruise itineraries, we entered into a bareboat charter agreement, in May 2004, with Star Cruises Limited to charter-in the cruise ship the Norwegian Spirit, built in 1998. We purchased the Norwegian Spirit in July 2004 with funds from the $800.0 million Senior Secured Credit Facility for $307.6 million, which represents the net book value of the ship at the date of the transaction including reimbursement for certain dry-docking costs and other spare parts.
      In addition, in April 2004, we transferred the Norway, which is currently out of service, to Star Cruises in exchange for a $46.5 million promissory note from Star Cruises. The promissory note or a portion of the outstanding balance is payable to us by Star Cruises at the time of the sale of the ship or the recovery of certain amounts from the insurance syndicate who insured the ship in May 2003 at the time there was an incident on the ship. In the event the net proceeds from the sale of the ship and the recovery of certain amounts from the insurance syndicate does not equal the $46.5 million face value of the note, the amount payable to us by Star Cruises will be reduced by the amount of the shortfall. Correspondingly, to the extent such proceeds exceed the face value of the note, such additional amounts will be paid by Star Cruises to us. In September 2004, a final settlement was reached with the insurance syndicate in connection with the incident on the ship in May 2003. As a result of the final settlement, we received approximately $19.7 million in cash in October 2004 that reduced the outstanding balance of the promissory note to $26.8 million. Subsequently, management determined that the probability of finding a qualified third party buyer in the foreseeable future was not likely, and accordingly, in the fourth quarter of 2004, we recorded an impairment charge in the amount of $14.5 million to reduce the carrying value of the promissory note to the ship’s estimated salvage value of approximately $12.3 million at December 31, 2004. We expect that Star Cruises will settle the promissory note by paying us not less than its current carrying value. In addition, effective January 1, 2005, Star Cruises has agreed to pay the on-going expenses for maintenance and other carrying costs of the Norway.
      The amounts payable by us annually to Star Cruises Limited for the chartering of the Norwegian Crown, the Norwegian Dream, the Norwegian Majesty, the Norwegian Sea, the Marco Polo and the Norwegian Wind are set forth under “Contractual obligations” above.
Critical accounting policies
      Management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make these estimates and judgments. Actual results could differ materially from these estimates. We believe that the following critical accounting policies affect the more significant estimates used in the preparation of our consolidated financial statements. These critical accounting policies, which are presented in detail in the notes to our audited consolidated financial statements, relate to ship accounting, asset impairment and contingencies.

Ship accounting
      Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated salvage value of the ship. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives. Repairs and maintenance activities are charged to expense as incurred.
      We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2004 would have increased by approximately $10.0 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by approximately $2.7 million.

      Our estimates for ship accounting, we believe, are reasonable and our methods are consistently applied. We believe that depreciation expense is based on a rational and systematic method to allocate our ships’ costs to the periods that benefit from the ships’ usage.

Asset impairment
      We review our long-lived assets, principally ships, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.
      Commencing January 1, 2002 with the adoption of SFAS No. 142, we ceased amortization of goodwill and other indefinite lived intangible assets. As a result, goodwill and other indefinite lived assets, principally trade names, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.
      We believe our estimates and judgments with respect to our long-lived assets, principally ships, and goodwill and other indefinite lived intangible assets are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record a material impairment charge.

Contingencies
      Periodically, we assess potential liabilities related to any lawsuits or claims brought against us or any asserted claims, including tax, legal and/or environmental matters. Although it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. In accordance with the guidance in SFAS No. 5, “Accounting for Contingencies”, as amended, we accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, although we believe that our estimates and judgments are reasonable, it is possible that certain matters may be resolved for amounts materially different from any estimated provisions or previous disclosures.

Proposed Statement of Position
      In June 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a proposed Statement of Position (“SOP”), “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment”. Under the proposed SOP, we would be required to adopt a component method of accounting for our ships. Using this method, each component of a ship would be identified as an asset and depreciated over its own separate expected useful life. In addition, we would have to expense drydocking costs as incurred, which differs from our current policy of deferring drydocking costs when incurred and charging drydocking costs to expense over the period to the next scheduled drydocking. Lastly, liquidated damages received from shipyards as a result of the late delivery of a new ship would have to be recorded as a reduction of the ship’s cost basis versus being recorded as non-operating income.
      The proposed SOP was revised in late 2003 and would allow us to choose the level of componentization for our ships. As a result of the level of componentization that we select, this could result in changes in both the amount and timing of depreciation and repair and maintenance expense and any write-offs that may be recognized on the replacement of ship components. As an alternative, the revised draft of the proposed SOP would allow us to identify each ship as a single component. The result of the decision to elect this alternative is that we would be required to expense all subsequent replacements and refurbishments as incurred.
      The Financial Accounting Standards Board has decided not to approve the issuance of the SOP in its current form. Rather, the Financial Accounting Standards Board will consider the research and recommendations in a future joint project with the International Accounting Standards Board on property, plant and equipment. We will continue to monitor the status of this project and determine the impact on our financial position and results of operations.
Market risk
      We are principally exposed to market risks from fluctuations in foreign currency exchange rates, interest rates and fuel prices.

Foreign Currency Exchange Rate Risk
      Our primary exposure to foreign currency exchange risk relates to outstanding commitments under our ship construction contracts that are denominated in Euro. As of June 30, 2005, our outstanding commitments under our ship construction contracts denominated in Euro, that were executed as of June 30, 2005, were $1,112.7 million. Based upon a 10% weakening of the U.S. dollar compared to the Euro as of June 30, 2005, we estimate that the U.S. dollar value of our outstanding commitments would have increased by $111.3 million.
      We have from time to time entered into forward foreign currency contracts to limit our exposure to fluctuations in foreign currency exchange rates. As of December 31, 2003, we had forward contracts maturing every two months up to April 2004 with a total notional amount of $160.7 million to hedge against the Euro-denominated shipbuilding commitment for the completion of the Pride of America. As a result of the delay in the completion of the Pride of America vessel in January 2004, we terminated our involvement with the remaining forward contract in February 2004. The fair value of the forward contract was $16.1 million on the date of termination, February 14, 2004, of which $14.9 million offsets the change in the fair value of the foreign currency denominated ship construction commitment and $1.2 million was recorded as a gain in other income (expense), net for the year ended December 31, 2004.
      The cost of Euro-denominated shipbuilding orders that we may place in the future is also expected to be affected by foreign currency exchange rate fluctuations. Given the recent decline in the U.S. dollar relative to the Euro, the U.S. dollar cost to order new cruise ships at current exchange rates has increased significantly. At June 30, 2005, we had on order four new cruise ships for delivery through 2007. Should the U.S. dollar remain at current levels or decline further, this may affect our ability to order new cruise ships in the future.
      As of June 30, 2005, under the credit facilities we have entered into to fund the construction of the Pride of Hawaii, Hull No. S.669 and Hull No. S.670, we have the option to incur debt denominated in Euro. If we were to elect to have such debt denominated in Euro and the U.S. dollar were to weaken against the Euro, it would increase the amount of U.S. dollars we need to make interest and principal payments on the debt and result in foreign exchange translation losses that will be recognized in our results of operations.

Interest Rate Risk
      Our exposure to changes in interest rates relates to our long-term indebtedness. As of June 30, 2005, all of our long-term indebtedness except for the notes bore interest at floating rates. A hypothetical 1% point increase in interest rates would have increased our interest expense for the year ended December 31, 2004 by $13.5 million and by $7.9 million for the six months ended June 30, 2005. We have not entered into any interest rate swaps and options.

Fuel Price Risk
      Our exposure to changes in fuel prices relates to the consumption of fuel on our ships. For the six months ended June 30, 2005, fuel cost was approximately 7.2% of our total revenues and approximately 9.8% of our total operating expenses and was approximately 6.1% of our total revenues and 8.5% of our total operating expenses for the year ended December 31, 2004. We typically have not used financial instruments to hedge our exposure to fuel price risk. Based upon a hypothetical increase of 10% in our weighted-average fuel price for the year ended December 31, 2004, we estimate that our fuel cost would have increased by approximately $7.8 million for the year ended December 31, 2004 and by $5.0 million for the six months ended June 30, 2005.
Inflation
      Inflation has not been a significant factor in our business in recent years.
Seasonality
      The cruise industry business is moderately seasonal with greatest demand generally occurring during the months of December through March and June through August. Demand, however, also varies by ship and itinerary. The seasonality of our results is increased due to ships being taken out of service for drydocking, which we typically schedule during non-peak demand periods for such ships.
Recent accounting pronouncements
      In December 2004, SFAS No. 123 (Revised 2004) “Share-Based Payment,” was issued. This statement is a revision of FSAB Statement 123, “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (Revised 2004) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective for the Company for the quarter ending September 30, 2005 and applies to all awards granted after the effective date, to awards modified, repurchased, or cancelled after that date and to outstanding awards for which the requisite service has not been rendered. The Company has not yet determined the impact that this statement will have on its consolidated financial position or results of operations.

Industry
Industry background
      We provide cruise vacations primarily in the North American market, which represents the largest vacation market in the world. According to CLIA, 9.1 million North American passengers took a cruise in 2004.
      Estimates of North American-sourced cruise passengers and the number of berths marketed in North America compiled by CLIA from 1997 to 2004 are as follows:

	Cruise Passengers Sourced in	Berths Marketed in
Calendar Year	North America(1)	North America(2)

1997	5,051,000	118,013
1998	5,428,000	138,373
1999	5,894,000	148,750
2000	6,882,000	166,201
2001	6,906,000	175,855
2002	7,640,000	197,553
2003	8,195,000	215,397
2004	9,107,000	225,714

(1)	Based on passengers carried for at least two consecutive nights for the calendar year.

(2)	As of the end of the calendar year. These figures include ships that are marketed in North America and elsewhere.
      The principal itineraries visited by North American cruise passengers in recent years were the Caribbean, Europe, the Mediterranean and Alaska. In addition, North American cruise passengers visited Mexico, Hawaii, Bermuda, the Panama Canal and other exotic locations, including South America, Africa, the South Pacific, the Far East and India.
      Based on the number of ships that are currently on order worldwide and scheduled for delivery between 2005 and 2006, the net capacity serving North American consumers is expected to increase over the next several years. Projections compiled by CLIA indicate that at the end of 2005 and 2006, North America will have an aggregate passenger capacity of approximately 233,364 and 248,462 berths, respectively. These figures include ships that are expected to be marketed in North America and elsewhere. CLIA’s estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships’ passengers are predominantly sourced and, accordingly, may indicate a higher percentage growth in North American capacity than will actually occur. Nonetheless, the net capacity serving North American-sourced cruise passengers is expected to increase over the next several years.
Strong industry fundamentals
      We believe that the cruise industry demonstrates the following positive fundamentals:

Strong growth. Cruising is a vacation alternative with broad appeal, as it offers a wide range of products to suit the preferences of vacationing customers of many ages, backgrounds and interests. Since 1981, cruising has been one of the fastest growing segments of the vacation market. According to CLIA, in 1981 approximately 1.5 million North American-sourced passengers took cruises of two consecutive nights or more. CLIA estimates that this number reached approximately 9.1 million passengers in 2004, a compound annual growth rate of approximately 8% since 1981. Despite this growth, we believe that, based on CLIA’s research, cruising still represents less than 5% of the North American vacation market.

Attractive demographics. The cruise market represents a broad demographic spectrum and appeals to virtually all demographic categories. Based on CLIA’s review of industry surveys, the target North American cruise market, defined as households with income of $40,000 or more headed by a person who is at least 25 years old, is estimated to be 127.9 million people. Also according to CLIA, the average cruise customer is 55 years old with a household income of $71,000. We believe this represents a very attractive segment of the population. The U.S. Census Bureau has reported that the 55 to 64 age group is the fastest growing age group in the United States.

Low penetration rates. According to CLIA, only 16% of the U.S. population has ever taken a cruise. This percentage is expected to increase as the market for first-time cruise passengers continues to expand.

High level of guest satisfaction. Cruise passengers tend to rate their overall satisfaction with a cruise-based vacation higher than comparable land-based hotel and resort vacations, according to CLIA’s research. In North America, industry studies indicate that approximately 80% of cruise passengers find service and dining to be much better than, or as good as, other vacations. We believe that these high satisfaction ratings translate into a high rate of repeat customers. A high rate of repeat customers helps increase the overall demand for cruising.

Strong value proposition. As compared to land-based alternatives, we believe cruise vacations offer significant value to the customer without compromising the quality of the vacation product. According to industry studies in North America, 69% of cruise passengers find the value of a cruise to be better than, or as good as, other vacations.

Continued product innovation. The cruise industry continues to be innovative by introducing larger ships with modern designs, an even wider array of onboard activities, dining options and new itineraries.

Decelerating growth in North American cruise capacity. According to CLIA, the North American cruise market experienced average growth of 7.9% in passenger capacity from 1981 to 2004. CLIA estimates that from 2005 to 2008 the average growth in passenger capacity in the North American cruise market will decrease significantly to 4.5%, principally due to a decrease in the number of new ships being delivered.

Business
Our business
      We are one of the leading cruise ship operators in the world, offering a wide variety of itineraries focused on North America, including the only year-round cruises from New York, the only inter-island itineraries in Hawaii and a variety of itineraries in Alaska, numerous mainstream itineraries in the Caribbean, Europe and South America and the largest cruise operation in Antarctica. We operate under three brands: Norwegian Cruise Line, NCL America (under which we offer our unique Hawaii cruises), and Orient Lines. We currently operate 12 ships representing over 21,600 berths, which account for approximately 8.6% of the overall cruise capacity in North America in terms of berths. We are in the midst of a fleet renewal program which, by the end of 2007, will add three new ships to our fleet. The addition of these new ships and the withdrawal of two smaller ships will result in a fleet size of 13 ships with 26,034 berths. Following our fleet renewal program, the average age of the ships in the combined Norwegian Cruise Line and NCL America brands will be approximately six years.
      In addition to operating our large, competitive international fleet, we are unique in the industry in being the only major cruise line to operate U.S. flag ships. As well as enabling us to offer entirely inter-island Hawaii cruises not available from any competitor, we believe the distinction of being the only U.S.-flagged operator creates an advantageous corporate position.
      For the years ended December 31, 2003 and 2004, we had revenues of $1,229.9 million and $1,275.7 million, respectively, and net losses of $13.5 million and $8.7 million, respectively. For the six months ended June 30, 2004 and 2005, we had revenues of $572.6 million and $688.2 million, respectively, a net loss of $11.3 million for the six months ended June 30, 2004 and net income of $11.4 million for the six months ended June 30, 2005.
Our business strategies
      We seek to attract vacationers by pioneering new products and services, exploring new markets and adding modern ships to our fleet with the aim of offering a vacation product with better value and more attractive characteristics than the broader, land-based alternatives with which we compete. We have a long tradition of product innovation within the cruise industry: NCL is the oldest established consumer brand in Caribbean cruising; we were the first to introduce a 2,000-berth megaship into the Caribbean market in 1980; and in 1978, we became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers. This tradition of innovation has continued in recent years with the launch of “Freestyle Cruising”, the development of “Homeland Cruising”, the initiation of year-round cruises from New York, and the introduction of one-week inter-island cruises on ocean-going ships in Hawaii through our U.S.-flagged vessels, which we believe differentiate us significantly from our major competitors.

“Freestyle Cruising”.
      One of our most significant initiatives has been the introduction of a new style of cruising, called “Freestyle Cruising”, on board all Norwegian Cruise Line and NCL America vessels. Our primary aim has been to eliminate the traditional cruise ship practice of fixed dining schedules, assigned dinner seating, formal dress codes, and cash tipping of service staff. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to organize their onboard experience according to their own schedules and tastes. Our new ships have been designed and built for “Freestyle Cruising”, which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” will attract a passenger base that would prefer the less structured, resort-style experience of our cruises. The key elements of “Freestyle Cruising” include:

•	Flexible dining policy in the main dining room; no fixed dining times or pre-assigned seating. Unlike the fixed dining schedules on most of our competitors’ cruises, our passengers can dine when and where they want and with whom they want, just as they would at a land-based resort;

•	Multiple dining locations ranging from casual fast food outlets to a la carte gourmet and specialty ethnic restaurants. In addition to the main dining rooms, passengers have more dining choices and can opt to dine in any one of the specialized onboard restaurants, particularly on our newest ships which have as many as ten restaurants on board;

•	Resort casual dress code acceptable throughout the ship at all times. Standard “Freestyle Cruising” dress code is resort casual throughout the ship and cruise, although optional formal nights are still offered in some public rooms;

•	Increased service staff for a more personalized vacation experience. Staff levels are approximately one crew member per cabin in order to achieve a level of service comparable to a premium land-based resort;

•	Replacement of cash tipping with an automated service charge system. Passengers are not expected to tip waiters and other crew members in cash at the end of their cruise. A fixed daily service charge is added automatically to passengers’ bills and no cash tipping is expected;

•	Diverse “lifestyle” activities. We offer various onboard activities, including cultural and educational programs, such as wine tasting, art auctions and cooking demonstrations, and courses on a variety of subjects, such as personal finance and computers. In addition, the onshore excursions on our cruises have an increased emphasis on adventure activities, such as kayaking and river rafting, to appeal to more active passengers; and

•	Passenger-friendly disembarkation policies. Unlike our competitors’ cruises, which have a fixed schedule for disembarkation, our passengers are invited to disembark at a more convenient time on the final day of the cruise.

Hawaii expansion.
      We have offered round-trip Hawaii cruises since 1998 and have been the industry leader in Hawaii since 2001. Initially, our cruises were on non-U.S.-flagged vessels and were required to call on a foreign port to comply with the provisions of the U.S. Jones Act. As a result, since 1998, our Hawaii cruises called on Fanning Island in the Republic of Kiribati, which is the closest foreign port that complies with the Jones Act provisions, and is located approximately 900 nautical miles south of the Big Island of Hawaii. We retain the exclusive right to access Fanning Island through March 2007. In February 2003, we sought and received U.S. Congressional permission to operate in the Hawaii inter-island trade and, as a result, we are currently the only ocean-going cruise ship operator capable of offering entirely inter-island cruises in Hawaii. Today almost 20% of all of our passengers take a Hawaii cruise, compared with fewer than 3% for the whole industry.
      Pursuant to federal law, we were permitted to re-flag an existing non-U.S.-flagged ship in our fleet as a U.S.-flagged ship and complete the construction of two additional U.S.-flagged vessels outside the United States. As a result, up to three of our ships will be able to cruise between and among ports in Hawaii without the need to call at a foreign port. The 1,990-berth Pride of Aloha commenced sailing seven-day inter-island cruises from Honolulu in July 2004. The Pride of America, our first newly built U.S.-flagged ship, commenced sailing seven-day inter-island cruises from Honolulu in June 2005. It added 2,146 berths to our fleet and features more private balcony cabins than any other ship in our fleet. The Pride of Hawaii, our third U.S.-flagged ship and also a new purpose-built vessel, is expected to commence sailing in the summer of 2006, adding a further 2,376 berths to our fleet. In total, we will offer over 6,500 berths on U.S.-flagged vessels on weekly inter-island Hawaii cruises by the summer of 2006.

Fleet renewal.
      An important element of our strategy since our acquisition by Star Cruises has been to invest aggressively in a renewal of our fleet, with the aim of having the youngest fleet in the industry by 2010. We are in the midst of a fleet renewal program which, by the end of 2007, will add a further three new ships to our fleet, for a total of ten modern ships added to our fleet since 1999. The addition of these ships and the withdrawal of two smaller ships will result in a fleet size of 13 ships with 26,304 berths. Following our fleet renewal program, the average age of the ships in the combined Norwegian Cruise Line and NCL America brands will be approximately six years, which we believe compares favorably with other cruise ship operators competing in our markets. These three ships have a total of 7,144 berths, or approximately 32.9% of our current total berths. The total cost of these ships is currently estimated to be $1,391.6 million (based on the exchange rate on June 30, 2005), of which approximately $1,112.6 million remained to be paid as of June 30, 2005. Renewal of our fleet is expected to enhance our results because:

•	new ships are more attractive to passengers;

•	new ships are larger and have a more profitable mix of cabins, including a higher percentage of cabins with private balconies for which passengers are willing to pay a premium;

•	our new ships are faster than many of our competitors’ vessels, giving us more flexibility in designing new and attractive itineraries;

•	new ships tend to provide greater operating economies of scale and are designed to promote increased onboard spending; and

•	new ships can be custom-designed and built for our current product offerings, such as “Freestyle Cruising” and allow for more product consistency.
      As a result of our reorganization, discussed in “Corporate reorganization” below, we currently charter-in six cruise ships from our parent, Star Cruises Limited. These charter agreements afford us the flexibility to return our older ships to Star Cruises as new modern ships enter our fleet over time, without relying on the secondary sale market.

“Homeland Cruising”.
      We are one of the industry leaders in offering cruises from a wide variety of North American homeports close to major population centers, thus eliminating the need for vacationers to fly to distant ports to board a vessel and reducing the overall cost and duration of a vacation. We branded this initiative as “Homeland Cruising” in response to changing consumer travel patterns in recent years. We are, for example, the only brand operating year-round from New York, the largest population center in the U.S., and Houston; the only brand operating throughout the winter season from Charleston; and the only brand operating Bermuda cruises from all three of the main northeastern ports, Boston, New York, and Philadelphia.
Company background
      The Norwegian Cruise Line and Orient Lines brands commenced operations in 1966 and 1993, respectively. In February 2000, Star Cruises Limited, a Bermuda company with limited liability, acquired control of and became the sole owner of these operations. Star Cruises Limited is the third largest cruise ship operator in the world in terms of berths with a combined fleet of 22 ships in service and under construction with over 35,000 berths. Star Cruises Limited’s shares are listed on The Stock Exchange of Hong Kong Limited and quoted on the Central Limit Order Book International of the Singapore Exchange Securities Trading Limited (“CLOB International”). As of June 30, 2005, Star Cruises Limited’s investment in us was approximately $1.4 billion.
      At June 30, 2005, approximately 50% of the shareholding interests in Star Cruises Limited were held by Golden Hope Limited (“GHL”) as trustee of the Golden Hope Unit Trust, a private unit trust held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the Lim Family. In addition, Resorts World Bhd (“RWB”), a Malaysian company listed on Bursa Malaysia Securities Berhad, in which the Lim Family has a substantial indirect beneficial interest, held approximately 36% of the shareholding interests in Star Cruises Limited. Star Cruises Limited’s shares are listed on The Stock Exchange of Hong Kong Limited and quoted on CLOB International.

Corporate reorganization
      NCL was formed as part of the Reorganization of the Norwegian Cruise Line and Orient Lines business within the Star Cruises Group. The Reorganization entailed the following corporate changes:

•	In December 2003, NCL was formed in Bermuda as a wholly-owned subsidiary of Star Cruises Limited.

•	Star Cruises Limited contributed to NCL its 100% ownership interest in Arrasas. Arrasas is an Isle of Man company that owns all our ship-owning and operating subsidiaries.

•	Various subsidiaries were regrouped so that the entities owning or operating Bahamas-flagged ships became subsidiaries of NCL International, Ltd., a Bermuda company, and the entities owning or operating U.S.-flagged ships became subsidiaries of NCL America Holdings, Inc., a Delaware corporation. Both NCL International, Ltd. and NCL America Holdings, Inc. are wholly-owned subsidiaries of Arrasas.
      In addition, the Reorganization, which closed on April 23, 2004, was intended to increase the financial self-sufficiency of NCL’s business, allowing NCL to raise general and ship-specific financing without guarantees or other financial assistance from its parent company, and to facilitate the renewal of NCL’s fleet as newly-built ships are placed into service and older ships are phased out (dollar amounts below are as of April 23, 2004):

•	A total of $366.6 million of our intercompany debt owed to Star Cruises Limited that had been recorded as an amount due to Star Cruises Limited was capitalized as equity;

•	Substantially all of the guarantees and mortgages that had been provided by our ship-owning subsidiaries to the lenders of Star Cruises Limited were released, while substantially all of the guarantees provided by Star Cruises Limited to these subsidiaries’ lenders were also released and replaced with guarantees from NCL;

•	We transferred six of our ships, the Norwegian Crown, the Norwegian Dream, the Norwegian Majesty, the Norwegian Sea, the Marco Polo and the Norwegian Wind, to Star Cruises Limited at their existing net book values of $778.0 million along with $403.2 million of secured indebtedness associated with these ships. The difference of $374.8 million reduced our intercompany debt owed to Star Cruises Limited by the same amount; and

•	After the transfer of these ships, we entered into arrangements with Star Cruises Limited to charter-in the six ships from Star Cruises Limited for periods ranging from one to six years to continue operating them under the Norwegian Cruise Line and Orient Lines brands. These charter arrangements are expected to provide us with greater flexibility in removing older vessels from our fleet as new ships that are custom designed for “Freestyle Cruising” enter our fleet over time.

The fleet

Norwegian Cruise Line’s ships
      Presently, Norwegian Cruise Line operates a fleet of nine cruise ships with a total of over 16,700 berths. The table below provides a brief description of the Norwegian Cruise Line ships:

	Year Built/		Crew		2005 Primary Areas of
Vessel(1)	Rebuilt(2)	Berths	Capacity	GT	Operation

Norwegian Jewel	2005	2,376	1,000	92,000	Caribbean
Norwegian Dawn	2002	2,224	1,100	92,300	Bahamas, Florida
Norwegian Star	2001	2,240	1,100	91,000	Alaska, Mexico
Norwegian Sun	2001	1,936	903	78,300	Alaska, Caribbean
Norwegian Majesty(3)	1992/1999	1,436	702	40,900	Bermuda, Caribbean
Norwegian Wind(3)	1993/1998	1,728	656	50,800	Hawaii
Norwegian Dream(3)	1992/1998	1,716	656	50,800	Alaska, Caribbean
Norwegian Spirit(4)	1998	2,000	920	76,800	Alaska, Caribbean
Norwegian Crown(3)	1988	1,070	470	34,200	South America, Bermuda

(1)	This list does not include the Norway, which was transferred to Star Cruises Limited in April 2004.

(2)	This does not reflect ordinary refurbishment that occurs during regular drydocking. Rebuilding involves extensive improvements, often including capacity expansion. Prior to Star Cruises Limited’s acquisition of NCLH, NCLH had instituted a program of increasing the capacity of certain of its ships by lengthening them. Lengthening a ship involves cutting the ship in half and inserting a pre-constructed mid-section containing additional cabins, public rooms, dining rooms and other features. In 1998, NCLH completed the lengthening of the Norwegian Wind and the Norwegian Dream, increasing the capacity of each ship by 500 berths, or approximately 30%. In 1999, NCLH completed the lengthening of the Norwegian Majesty, increasing its capacity by 400 berths, or approximately 39%.

(3)	Chartered from Star Cruises Limited pursuant to the Reorganization.

(4)	Previously named the SuperStar Leo, purchased from Star Cruises Limited in July 2004.

NCL America’s ships
      NCL America currently operates two ships, with over 4,100 berths. The table below provides a brief description of the NCL America ships:

			Crew		2005 Primary Areas of
Vessel	Year Built	Berths	Capacity	GT	Operation

Pride of America	2005	2,146	900	81,000	Hawaii
Pride of Aloha	1999	1,990	908	77,100	Hawaii
      The Pride of America, the Pride of Aloha, the Norwegian Jewel, the Norwegian Sun, the Norwegian Star, the Norwegian Dawn and the Norwegian Spirit are characterized by state-of-the-art passenger amenities including multiple dining choices in up to ten restaurants on each ship, together with hundreds of standard private balcony cabins on each ship. Private balcony cabins are very popular with passengers and allow us to charge a premium for each cruise experience and hence raise our revenues.

Orient Lines’ ship
      Orient Lines currently operates the Marco Polo, with 826 berths. The table below provides a brief description of the Marco Polo:

	Year Built/			Crew		2005 Primary Areas of
Vessel	Rebuilt		Berths	Capacity	GT	Operation

Marco Polo(1)	1965/1993	(2)	826	356	22,080	Scandinavia, Mediterranean, Antarctica, South America

(1)	Chartered from Star Cruises Limited as part of the Reorganization.

(2)	The Marco Polo underwent a major conversion and refurbishment in 1993.
      The Marco Polo is ice-strengthened for cruising in Antarctica. The Norwegian Crown, which previously operated under the Orient Lines brand as the Crown Odyssey, was transferred to the Norwegian Cruise Line fleet in September 2003. The Marco Polo will continue to offer destination-oriented cruises in Europe (in the Northern summer), South America and Antarctica (in the Southern summer) and is likely to offer some of the itineraries that had been offered by the Crown Odyssey in order to continue the Orient Lines’ tradition of offering cruises to destinations worldwide.

Current new ships on order
      We currently have three ships on order for our fleet. The planned berth capacity and expected delivery dates of these three ships on order are as follows:

	Expected			Remaining Cost
	Delivery			as of June 30,
Vessel	Date	Berths	GT	2005(1)

Pride of Hawaii	2006	2,376	92,000	$235.0 million
Hull No. S. 669	2007	2,384	92,000	$426.6 million
Hull No. S. 670	2007	2,384	92,000	$451.0 million

(1)	Remaining installments due to shipyards that are denominated in Euro are calculated at the rate of U.S. $1.21 to €1.00 as of June 30, 2005.
      We seek to enhance our competitive strengths by investing in new ships with the latest amenities that are custom designed for “Freestyle Cruising”. We believe that the financial returns attributable to large new ships are significantly higher than our older ships. As part of our newbuild program, the Pride of America was recently completed at Lloyd Werft. In January 2004, during a severe storm at Lloyd Werft, where the Pride of America was being constructed, excessive amounts of water entered the hull of the Pride of America and the vessel went aground, causing a delay of approximately 13 months in the completion of its construction. In February 2004, while we were in the process of negotiating a new timetable with Lloyd Werft for the completion of the Pride of America and related matters, Lloyd Werft filed for bankruptcy protection in Germany. The Pride of America is insured against construction risks and we reached a satisfactory settlement with the insurers. We also reached a satisfactory agreement with Lloyd Werft and their insolvency custodian regarding the timing and cost of completing the construction of the vessel. The insurance settlement proceeds and the financing we had in place funded the completion of the vessel, and the vessel was delivered in June 2005. The Pride of America added a further 2,146 berths to our fleet. The ship was custom-designed to deliver the full “Freestyle Cruising” experience and has more private balcony cabins than any other ship in our fleet. In July 2004, we began offering Hawaii cruises on the Pride of Aloha, a U.S.-flag cruise ship. As its name suggests, the Pride of Aloha carries a strong local Hawaii theme, which is intended to capture the “Aloha spirit” of Hawaii on board the vessel. These U.S.-flagged ships sail under NCL’s new brand — NCL America.
      In order to continue offering the cruises that previously were provided by the Norwegian Sky, particularly its Alaska cruise itineraries, we purchased the cruise ship Norwegian Spirit in July 2004, with funds from the $800.0 million Senior Secured Credit Facility for its estimated net book value of

$307.6 million. In addition to allowing us to continue offering the itineraries that had been scheduled by the Norwegian Sky, the acquisition of the Norwegian Spirit facilitates our fleet renewal strategy by providing us with a modern cruise ship that adds 2,000 berths to our capacity and is designed to provide “Freestyle Cruising”.
      In addition, we took delivery of a new ship, the Norwegian Jewel, in August 2005 and currently have another new ship, the Pride of Hawaii, on order at Meyer Werft Shipyard. These ships are based on the design of the Norwegian Star and the Norwegian Dawn and will offer an onboard experience similar to those highly popular ships. We expect to take delivery of the Pride of Hawaii in the second quarter of 2006.
      On December 24, 2004, we entered into a contract with Meyer Werft Shipyard to build another new ship, Hull No. S.669. This ship will be similar to the design of the Norwegian Jewel, the Norwegian Star, the Norwegian Dawn and the Pride of Hawaii, and will offer an onboard experience similar to those ships. The price of the ship denominated in Euros is 389.0 million, including an allowance for buyer’s items. The ship, which is anticipated to be delivered in the first quarter of 2007, will have 2,384 berths. We intend to finance required payments during construction through our revolving line of credit and have signed a commitment letter, subject to certain requirements, to borrow Euro 311.2 million for the final contract payment required upon delivery.
      On May 3, 2005, we entered into a contract with Meyer Werft Shipyard to build another new ship, Hull No. S.670. This ship will be similar to the design of the Norwegian Jewel, the Norwegian Star, the Norwegian Dawn and the Pride of Hawaii, and will offer an onboard experience similar to those ships. The price of the ship denominated in Euros is 391.0 million. The ship, which is anticipated to be delivered in 2007, will have 2,384 berths. This new order will be the tenth ship to join our fleet since our fleet modernization began in late 1999.
      In 2003, we purchased two U.S.-flagged ships, the United States and the Independence, with a view to expanding our eventual U.S.-flag operations beyond Hawaii and beyond the three U.S.-flagged ships for which we have received exemptions under federal law. Under current U.S. law, existing U.S.-flagged ships may be converted in a foreign shipyard so long as any hull and superstructure work is completed in a domestic U.S. yard. If we decide to convert these two vessels into modern cruise ships, such conversion is expected to be done in a combination of U.S. and European shipyards in a way that is most economically and technically efficient. If they are converted to modern ships, the United States and the Independence would be important initiatives in our strategy to build up our NCL America brand. As U.S.-flagged ships, the United States and the Independence would not be restricted in their deployment but would be subject to a 75% U.S. citizen ownership and control requirement. The ships could be used to offer coastwise short cruises from, for example, New York, Boston, San Francisco and various Gulf of Mexico and Atlantic ports and mainland U.S. itineraries where cruise products are not currently available to customers from our non-U.S.-flagged ships or our competitors. Whether to convert these ships and the timing of such a major conversion project is currently under consideration.
Ship deployment
      We offer cruise itineraries ranging from five days to approximately one month and call at approximately 175 destinations worldwide, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central and South America and Antarctica. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. This strategy allows us to maintain our status as one of the three major North American cruise operators while diversifying our deployment rather than relying as heavily on the traditional mass market trades in the Caribbean and the Bahamas out of South Florida. We believe that our fleet can be deployed profitably on select itineraries within the mass market destinations and across various higher-yielding markets with itineraries covering Hawaii, Alaska, Bermuda, Europe, Canada and New England as well as the core Caribbean, Bahamas and

Mexico markets. In particular, the expansion of our business in Hawaii through the deployment of three U.S.-flagged ships should increase our competitiveness in the North American cruise industry.
Ports and facilities
      We have an agreement with the Port of Seattle, effective from May through September, renewable on an annual basis, for the exclusive use of the Bell Street Pier on Saturdays and Sundays during the Alaska cruise season (the period from late May until September every year when Alaska becomes a popular destination for cruisers). We also have contracts with the Government of Bermuda whereby the Norwegian Majesty and the Norwegian Crown are permitted to call each season in Bermuda from Boston, New York, Philadelphia and Baltimore. NCL has two of the seven existing ship licenses granted to operate in the Bermuda market. These contracts are valid until the end of the 2006 Bermuda season, which is the period from April to October of each year when itineraries to Bermuda are available. In addition, we own an uninhabited private out-island in the Bahamas, Great Stirrup Cay, that we utilize as a port-of-call on some of our itineraries.
      We have an agreement for the exclusive use of Fanning Island, an island approximately 900 nautical miles south of Hawaii, until April 1, 2007 and for a number of years we have operated a round-trip Honolulu-Fanning Island cruise itinerary in Hawaii.
      In June 2004, we entered into a contract with the City of New York pursuant to which we will receive preferential berths on specific piers in New York City’s cruise terminals. In return, we have committed to bring at least 5.8 million passengers to New York City between 2005 and 2018. New York City has also committed to modernize and renovate its cruise terminal facilities.
      To enable Orient Lines to call at a variety of ports, we perform turn-around operations in a number of different ports and keep a policy of not designating a homeport for the Marco Polo, and utilizing various ports and shore agents around the world. The Marco Polo visited over 90 different ports of call around the world in 2004.
      Except as discussed above, we do not lease any port facilities and have no other fixed arrangement to call at most ports. At present, we do not intend to acquire any port facilities. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.
Sales and marketing

Travel agent relationships
      In 2004, approximately 93% of our passengers booked their cruises through independent travel agents who sell our itineraries on a non-exclusive basis. Since almost all of our sales are made through independent travel agents, a major focus of our marketing strategy is motivating and supporting the retail travel agent community. Our marketing is supported by an extensive network of approximately 20,000 independent travel agents in North America plus agents in South America, Europe, Asia and Australia.
      We also have dedicated sales service staff to address inquiries from travel agents on any cruise-related subject. We employ 47 district sales managers and four regional sales directors in the United States who focus on the top 25% of our travel agent accounts. These accounts provided approximately 88% of our revenue in 2004. Our national accounts group is dedicated to supporting the sales and marketing efforts of travel agencies that can produce significant sales volume, such as multiple-branch agencies, travel agency consortia and national marketers. We maintain a professional incentive and charter sales department catering specifically to corporations that use cruises as incentives and rewards for employee performance. Our call centers in Miami, Phoenix, London and Frankfurt have approximately 500 personnel and are oriented towards servicing travel agent calls and do not generally deal directly with customers.

Print advertising and promotional resources
      We believe that travel agents and passengers rely heavily on brand reputation to select a cruise line. We have a comprehensive marketing program, which includes mass-media advertising and promotion, and we seek to raise awareness among targeted segments of the public about our own cruise products and brands. Our consumer advertising uses primarily print media (mainly magazines and newspapers), and particularly travel sections, to promote retail offers in our major markets. We also advertise through direct mailings and co-operative advertising programs under which travel agents are partially reimbursed for costs they incur in connection with advertising our products and services. We believe that our brochures and other advertising materials, which include detailed descriptions of our cruise ships and itineraries, are significant factors in maintaining and enhancing our market presence and in converting the initial interest of consumers into actual cruise sales. We also advertise on television in the New York region and in the western states, principally California.

Loyalty programs
      Marketing to past passengers is an important element of our marketing strategy. We believe that marketing to past passengers is a cost-effective means of attracting business, particularly to our new itineraries, because past passengers are familiar with our brands, products and services. Norwegian Cruise Line and Orient Lines each have their own past passenger loyalty programs. Norwegian Cruise Line’s program, which includes NCL America, is known as the Latitudes Club and Orient Lines’ program is known as the Polo Club. Members of these programs receive periodic newsletters and mailings promoting future cruises and are often provided with benefits such as additional fare discounts, shipboard credits, cabin upgrades and onboard recognition.
Seasonality
      The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the months of June through August. This predictable seasonality in demand has resulted in fluctuations in our revenues and operating results.
Competition

Competition within the cruise industry
      We operate in a highly competitive market. In marketing our itineraries, we compete with cruise ships operating under approximately 25 other international brands. Principal among these competitors are Carnival Corporation and plc (which owns several cruise brands including Carnival Cruise Lines, P&O Cruises, Princess Cruises, Costa Cruises and Holland America Line) and Royal Caribbean Cruises Limited (which owns two brands: Royal Caribbean International and Celebrity Cruises) that, according to CLIA, together accounted for approximately 77.7% of North American cruise passenger capacity in terms of berths as of December 31, 2004. Similar to us, our two main competitors have a strong marketing presence in North America and preferred travel agent relationships.
      Orient Lines offers cruises to premium destinations including those in the Mediterranean, Antarctica, South America and Scandinavia. Orient Lines’ competitors vary according to cruise itinerary, but its principal competitors are the long distance ships of Carnival Corporation and plc and Royal Caribbean Cruises Limited.

Competition within the leisure industry
      In addition to competing with other cruise lines, we compete with non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based casino operations, and other hotels and tourist destinations. We believe that the principal bases on which we compete with other segments of the leisure industry are value-for-money, quality of services and variety of activities and entertainment options. In addition, we believe that there are a number of less tangible factors that influence a consumer’s choice between a cruise and a land-based vacation, such as prior cruise experience and awareness of cruising as a vacation option. See “Risk factors — Risks relating to our business”.
Company revenue management

Cruise pricing and revenue management
      Our cruise prices generally include cruise fare and a wide variety of onboard activities and amenities, including meals and entertainment. In some instances, cruise prices include round-trip airfare to and from the port of embarkation. Prices vary depending on the particular cruise itinerary, cabin category selected and the time of year that the voyage takes place. Additional charges are levied for à la carte dining, beverages, gift shop purchases, shore excursions and other similar expenses. Payment terms for cruises booked through travel agents range from payment in advance to up to 45 days’ credit.
      We base our pricing and revenue management on a strategy that encourages travelers to book early and secure attractive savings. This is accomplished through a revenue management system designed to maximize net revenue per Capacity Day by matching projected availability to anticipated future passenger demand. We perform extensive analyses of our databases in order to determine booking history and trends by market segment and distribution channel. In addition, we establish a set of cabin categories throughout each cruise ship and price our cruise fares on the basis of these cabin categories — the better the cabin category, the higher the cruise fare. Typically, the published fares are established months in advance of the departure of a cruise at a level which, under normal circumstances, would provide a high level of occupancy. If the rate at which cabin inventory is sold differs from expectations, we gradually and systematically adjust the number of cabins assigned for different fares for sale as the departure date approaches. Our yield management system is designed to encourage earlier booking of higher category cabins and a more orderly booking of lower category cabins, thereby reducing the need for last minute price cuts to fill ships.
      We have developed a sophisticated revenue management system, typical of other systems used by competitors within the North American cruise market. This system utilizes a greater number of price points for each cruise, meaning that there is a greater number of fares for each ship, varying in accordance with the size and location of the cabins.

Onboard and other revenues
      Cruise prices typically include cruise accommodation, meals in the main dining facilities and many onboard activities. We capture additional revenues from gaming, bar sales, spa services, gift shop sales, shore excursions, pre-cruise and post-cruise packages, passenger phone calls, Internet cafés, specialty dining and art auctions. Onboard and other revenue is an important component of our revenue base. To maximize onboard revenues, we utilize point-of-sale computer hardware and operating systems on our ships to permit “cashless” transactions for many of the products and services that our ships offer. Although we run the casinos on board all our ships (other than those operating in Hawaii where gambling is prohibited) and onshore excursion sales on board all our ships, we generally enter into concession contracts for retail shops, photography and art auctions. These contracts generally entitle us to a fixed percentage of the gross or net sales derived from these concessions. For the year ended December 31, 2004 and the six months ended June 30, 2005, onboard and other revenues accounted for approximately 27.8% and 28.4%, respectively, of total revenues.
      Although we continually strive to improve our systems to maximize revenue, we believe that the existing systems are well-developed for accounting and control purposes. We operate specialized computer systems to record and control revenues earned on board our ships. In addition, given the number of cash transactions on board our ships, we have a well-developed system of management review and oversight including daily physical cash counts and reconciliations, segregation of duties among staff responsible for recording and receiving cash revenues and management monitoring of trends and variances in onboard revenues.

Company operations and cruise infrastructure

Ship maintenance
      In addition to routine maintenance and repairs performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service approximately every 24 to 30 months for a period ranging from one to two weeks for maintenance work, repairs and improvements performed in drydock. To the extent practical, each ship’s crew, catering and hotel staff remain with the ship during the drydocking period and assist in performing maintenance and repair work. We experience lost revenues while ships are drydocked. Accordingly, drydocking work is typically performed during non-peak demand periods to minimize disruption to our operations and the adverse effect on revenues that results from ships being out of service. Drydockings are typically scheduled in spring or autumn, depending on shipyard availability and the itinerary of the ship.

Information technology
      Technology is essential at all levels of our operations, including onboard revenue reporting and control and ship maintenance. Computer systems are widely used on our ships to control revenue reporting, process passenger billing, control inventory, post point-of-sale cashless transactions and track mechanical procedures.
      We have implemented a new integrated computerized reservation system, called “Freestyle Connect,” that is designed to maximize inventory use together with a variety of controls and functions. “Freestyle Connect” attempts to maximize revenues with sophisticated selling limits and probability of sales features and tools that are designed to enable us to optimize cabin inventory and provide flexibility and customization capabilities to adapt quickly to the changing business environment, as well as to manage our cruise revenue goals. “Freestyle Connect” also manages air transportation logistics.
      We use an integrated airline computerized reservation system, or CRS, that is designed to access directly the reservation systems of most major airlines from a single terminal. The system has eliminated the need for multi-CRS systems and provides more efficient reporting of, and control over, airline ticket purchasing when booking a cruise.
      The Fidelio Cruise Shipboard Property Management System is an integrated cruise management system handling front-office and back-office operations in servicing passengers and crew members. It also adopts a “one-card-fits-all” concept, offering passengers the ease of using their Onboard Access Card for ID, gangway transit, cabin entry and for all purchases and charges onboard.
      The Manpower Analysis Planning System, or MAPS, provided by Manpower Software, Ltd., is a crew information and scheduling system. The system enables us to track relevant information for all active crew, retain historic personnel information and provide assistance in the complex task of scheduling crew onboard our vessels. In addition, MAPS enables us to automate several processes that were performed manually, including travel requests, tracking required training and creating crew manifest lists.
      We maintain home pages on the Internet that give users throughout the world access to information about our cruises at www.ncl.com and www.orientlines.com. Through our Internet sites, we can communicate directly with customers in identifying short-term and long-term travel plans and to send specific brochure information to customers. We also follow up on contacts made through our websites with telemarketing efforts.

Suppliers
      Aside from ship construction and acquisition, our largest purchases are for cruise distribution (travel agent commissions and marketing support), passenger airfare, food and beverages, advertising, fuel and oil, hotel supplies and products related to passenger accommodations. Most of the supplies that we require are available from numerous sources at competitive prices. No single supplier provided goods or services in excess of 10% of our total expenses in 2004 or during the first six months of 2005. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Fly-cruise passengers rely on air tickets sold by us together with the cruise package. Air tickets are purchased by us, mainly on block contract rates, from the commercial airlines for this purpose.
      Our purchases are denominated primarily in U.S. dollars and Euro and payment terms granted by the suppliers are generally 30 days from delivery.

Safety
      We place great importance upon the safety of our crew and passengers. We conduct an ongoing safety campaign, with the objective of training ship personnel to improve their awareness of safety practices and policies on board.
      Our fleet is equipped with modern navigational control and fire prevention and control systems, including high-fog sprinklers. Our ships have continuously been upgraded since the acquisition of NCLH by Star Cruises Limited in 2000. We have installed high-fog sprinklers in the engine rooms of most of the cruise ships in our fleet, as required by International Maritime Organization, commonly referred to as the IMO, regulation. The navigation centers on our ships are also equipped with voyage data recorders, or “VDRs”, which are similar in concept to the black boxes used in commercial aircraft. The VDRs permit us to analyze safety incidents.
      We have developed the Safety and Environmental Management System (“SEMS”). This advanced, intranet-based system establishes the policies, procedures, training, qualification, quality, compliance, audit, and self-improvement standards for all employees, both shipboard and shoreside. It also provides real-time reports and information to support decisions, fleet support, and risk management throughout the company. Through this system, our senior managers, as well as ship management, can ensure consistent, high quality operation of the fleet. The SEMS is approved and routinely audited by Det Norske Veritas, an outside consultant.
      We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment on board. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments. Such safety initiatives include:

•	strict alcohol and drug policy, including frequent random tests and a zero tolerance policy for alcohol use by senior officers and watch keepers at all times;

•	a policy of requiring the presence of at least two officers in the navigation center of every cruise ship while at sea (except under certain low-risk situations);

•	implementation of a comprehensive, semi-annual safety review, action log and safety plan;

•	implementation of the “Navigation Conditions” system involving the presence of additional officers on the bridge when a cruise ship is operating in identified “yellow zones” or “red zones” — specific locations and situations identified as being potentially hazardous or deviating from the normal course of the cruise ship;

•	implementation of procedure checklists;

•	implementation of an internal and external audit that is performed at least annually to ensure safety implementation, corrective action following incidents and continuous improvements;

•	standardization and upgrade of equipment on our ships;

•	installation of AIS (automatic identification system) in the navigation centers of all of our ships;

•	psychological profiling of officers;

•	bridge and crew resource management courses for all bridge officers;

•	centralized and automated engine control (except on the Marco Polo);

•	additional onboard training in the use of the navigation and safety equipment;

•	stringent implementation of additional controls and procedures, which have been published as safety recommendations, following investigation analyses of incidents or accidents in other parts of the cruise industry; and

•	implementation of an experience transfer system within the fleet.

Insurance
      We maintain marine insurance on the hull and machinery of each of our ships, which includes additional coverage for disbursements, earnings and increased value, depending on the value of each ship. The coverage for each of the hull and machinery policies is maintained with syndicates of insurance underwriters from the European and American insurance markets.
      In addition to the marine insurance coverage in respect of the hull and machinery of each of our ships discussed above, we seek to maintain comprehensive insurance coverage at commercially reasonable rates and believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We carry:

•	protection and indemnity insurance (that is, liability coverage for shipowners) on each ship;

•	war risk insurance on each ship in an amount equal to the total insured hull value. These policies cover physical damage to the ship and protection and indemnity risks not covered by our other policies because of war exclusion clauses in the hull policies or rules of the indemnity insurance organization;

•	insurance for cash on board; and

•	insurance for our shoreside property and general liability risks.
      We believe that all of our insurance coverage is subject to market-standard limitations, exclusions and deductible levels. We will endeavor to obtain insurance coverage in amounts and at premiums that are commercially acceptable to us.

Property, plant and equipment
      Information about our cruise ships, including their size and primary areas of operation, as well as information regarding our cruise ships under construction, estimated expenditures and financing may be found under “— The fleet” and “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.
      Our principal executive office is at 7665 Corporate Center Drive, Miami, Florida, where we lease the approximately 177,500 square feet facility. We also lease approximately (i) 11,500 square feet of office space in Honolulu, Hawaii for administrative operations of NCL America; (ii) 10,000 square feet of office space in London, England and (iii) 5,000 square feet of office space in Germany for sales and marketing in Europe.
      In addition, we own an uninhabited private out-island in the Bahamas, Great Stirrup Cay that we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.
Trademarks
      We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE”, “ORIENT LINES” and “NCL”, the NCL logo and the names of each of our cruise ships. In addition, we own registered trademarks relating to the names “FREESTYLE CRUISING” and “HOMELAND CRUISING”. We believe our NORWEGIAN CRUISE LINE, ORIENT LINES, NCL, FREESTYLE CRUISING and HOMELAND CRUISING trademarks and the

NCL logo are widely recognized throughout North America and Europe and have considerable value. We have also applied for trademarks relating to NCL America including, among others, pending applications for “NCL AMERICA”, “PRIDE OF ALOHA”, “PRIDE OF AMERICA” and “PRIDE OF HAWAII”.
Employees
      The following table shows the divisional allocation of our employees as of December 31, 2002, 2003 and 2004 and as of June 30, 2005.

	As of December 31,
				As of June 30,
	2002	2003	2004	2005

Shipboard(1)	8,612	7,854	8,843	10,248
Shoreside	1,320	1,346	1,398	1,468

Total	9,932	9,200	10,241	11,716

(1)	Does not include crew members that were on leave as of this date.
Legal proceedings
      We are involved in a number of legal and regulatory proceedings relating to the operation of our business and related matters. See “Regulatory issues”.
      Set out below are summaries of material litigation affecting us.
      On April 27, 1996, a proposed class action was brought in Florida against us alleging, among other things, violation of Florida’s Unfair and Deceptive Trade Practices Act by including an element of profit in port charges collected from passengers. The trial court denied plaintiffs’ motion for class certification. Subsequently, the Third District Court of Appeal reversed the trial court’s denial of class certification and remanded the case to the trial court with instructions to certify the class. On March 8, 2004, the parties reached a tentative settlement which was preliminarily approved by the court on August 12, 2004. We are in the process of mailing consideration in the form of cash and/or future cruise vouchers to those class members participating in the settlement. We believe that the ultimate outcome of this matter will not have a material impact on our financial position, results of operations or cash flows.
      A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against us, alleging that we violated the Americans with Disabilities Act of 1990 (“ADA”) in our treatment of physically impaired passengers onboard the Norwegian Sea. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that we and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act by misrepresenting certain characteristics and services available to the physically impaired on board the Norwegian Sea. In connection with the state court lawsuit, in December 2001, the trial court denied the plaintiffs’ motion for class certification, and the state appellate court upheld that denial. The case is now proceeding with only the original plaintiffs and is anticipated that we will file a motion for summary judgment in July 2005. In connection with the federal court lawsuit, on September 9, 2002, the District Court granted in part and denied in part our motion to dismiss the case. The District Court ruled that it was unnecessary for us to make any physical changes to our vessels. The District Court permitted an immediate appeal of its ruling to the Fifth Circuit Court of Appeals, which subsequently dismissed the suit on other grounds. The U.S. Supreme Court accepted jurisdiction at the request of all parties and the matter was heard on February 28, 2005. On June 6, 2005, the Court ruled that the ADA is applicable to foreign flagged cruise vessels that operate in U.S. waters to the same extent that it applies to U.S. flagged ships. The Court further ruled that retrofitting existing ships with permanent modifications is not required, pursuant to a provision of the ADA that requires only “readily achievable” modifications. The Court stressed that a ship must comply with international safety regulations and that the ADA should not be construed to conflict with those international standards. The Court remanded the case to the Fifth Circuit to determine which claims in the lawsuit remain under the Court’s ruling.
      A proposed class action suit was filed on December 20, 2000 in a Florida State Court alleging that we discriminated against disabled persons in violation of the ADA and the Florida Trade Act on several of our vessels. Discovery has commenced. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
      A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1, 1998 to the present, we failed to pay plaintiff crew members overtime wages in accordance with their contracts of employment. The proposed class consists of all unlicensed seafarers who worked on our vessels during that period of time and seeks recovery of overtime wages plus statutory penalty wages equal to two times the unpaid wages for each day the wages remain unpaid. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement, which was preliminarily approved by the Court on April 21, 2005. We believe that the ultimate outcome of this matter, based on the settlement, will not have a material impact on our financial position, results of operations or cash flows.
      A proposed class action suit was filed on June 12, 2001 in Vancouver, British Columbia by a number of nurses alleging breach of a collective bargaining agreement and employment contract for non-payment of overtime wages. We have filed a motion to dismiss and are awaiting a ruling on the motion. Discovery has commenced. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
      On July 25, 2002, we were served with a complaint in which a former employee alleged that we failed to pay him severance pay/employment benefits following his discharge. Discovery is proceeding. The case has been set for trial beginning October 3, 2005. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
      On July 29, 2002, we were served with a complaint which alleged that we failed to provide maintenance and cure to an injured crew member. This complaint also included a proposed class action count on behalf of all those crew members that have been receiving in-kind maintenance and cure from us alleging the accommodations and food are inadequate. Oral argument on the motion to certify the class was recently heard in the Eleventh Judicial Court in and for Miami-Dade County, Florida. The Court recently ruled in favor of us and the plaintiff has appealed. During the pendency of the appeal the parties settled the case at court sponsored mediation. The settlement of this case did not have a material impact on our financial position, results of operations or cash flows.
      On May 25, 2003, an explosion in the boiler room onboard the Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury lawsuits stemming from the incident have been resolved. Additionally, the incident is currently under investigation by regulatory authorities and the United States Attorney’s Office for the Southern District of Florida. To date, none of the agencies involved has rendered opinions or conclusions concerning the incident.
      On June 12, 2003, we were served with a class action complaint filed in Pinellas County, Florida, alleging that we overcharged passengers for port charges, and that this was a deceptive trade practice for which we are liable to the asserted class of plaintiffs pursuant to Florida’s Deceptive and Unfair Trade Practices Act. The plaintiff, a travel agent, filed this putative class action on behalf of all Florida residents who departed on Orient Lines vessels on or after January 1, 1999 to the present and seeks reimbursement of port charges paid to us. We have settled this action and the settlement did not have a material impact on our financial position, results of operations or cash flows.
      On August 2, 2004, we were served with a complaint in the U.S. District Court for the Southern District of Florida which alleged breach of contract and unjust enrichment stemming from the cancellation of a group sales agreement. We have settled this action and the settlement did not have a material impact on our financial position, results of operations or cash flows.

      On April 14, 2005, a cross complaint was filed against us in the Superior Court of California, San Francisco County, alleging breach of contract, fraud, and unfair business practices stemming from two full vessel charters of the Pride of Aloha on August 1, 2005 and August 8, 2005. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
      On June 13, 2005, we were served with a class action complaint alleging a violation of Florida’s Deceptive and Unfair Trade Practices Act and Unjust Enrichment in connection with the sale of shore excursions aboard our vessels. Discovery has commenced. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action.
      Subsequent to mandatory offers made by Arrasas, Star Cruises Group acquired an aggregate interest of about 84.5% of the outstanding shares in NCLH. Following the completion by Arrasas of the purchase of an additional 10.9% of the shares of NCLH from its affiliates (at Norwegian Kroner (“NOK”) 15 per share) on November 29, 2000, Arrasas owned 95.4% of the shares in NCLH. Under Norwegian law, Arrasas commenced on November 30, 2000 squeeze-out proceedings to acquire the remaining interests in NCLH held by the minority shareholders of NCLH at an offer price of NOK13 per share. As a result of this squeeze out, Arrasas became the sole owner of the entire outstanding shares of NCLH. Persons formerly holding in aggregate 1,833,398 shares rejected the offer and demanded that the offer price be determined by a valuation court. In accordance with Norwegian law, Arrasas therefore submitted a valuation petition on October 26, 2001 to the Oslo City Court to determine the offer price for the shares formerly held by the persons rejecting the offer. The valuation proceedings were heard between September 1, 2003 and September 12, 2003, and on December 5, 2003 the Oslo City Court determined that the fair value of the shares offered was NOK25 per share. We appealed the Oslo City Court’s ruling. The appeal court commenced hearing the appeal on April 4, 2005, and has conducted a fresh valuation proceeding. On June 28, 2005, the appeal court ruled that the redemption price for the shares is fixed at NOK 16.50 per share, plus 5.5% annual and compound interest from November 30, 2000 until payment is made. The appeal court also ordered Arrasas to pay NOK 2.47 million as costs to the minority shareholders. Interest will accrue from the due date until payment is made. Based on this decision, should the minority shareholders choose not to appeal, Arrasas would be required to pay the minority shareholders the price as fixed by the appeal court above plus interest accrued since November 30, 2000. In addition, and pursuant to an agreement, Arrasas will have to pay the amount of NOK 1.50 per share to the affiliates of Arrasas who sold 10.9% of the shares in NCLH to Arrasas in November 2000. Star Cruises Limited has agreed to pay certain amounts we ultimately are obligated to pay to the shareholders as a result of this dispute.
      On April 6, 2001, a complaint was filed in the United States District Court for the Southern District of New York against Star Cruises Limited, Arrasas Limited (collectively, “Star”) and the Bank of New York (“BNY”). The plaintiff claimed that Star violated the U.S. securities laws by making false and misleading disclosures in connection with Star’s mandatory offer for the shares of NCLH, and that Star was unjustly enriched in connection with Star’s acquisition of American Depositary Receipts (“ADRs”) of NCLH previously beneficially owned by the plaintiff. Except for its claim for unjust enrichment, the plaintiff’s claims against Star were dismissed. The plaintiff also claims that BNY breached the deposit agreement governing NCLH’s ADR program when BNY accepted Star’s subsequent offer. On May 14, 2001, BNY filed cross-claims against Star as well as third party claims against us, alleging that these entities are liable to BNY for any amount for which BNY may be held liable under the original claims. Following the dismissal, BNY repleaded certain claims. With the exception of BNY’s claim for contractual indemnification for its attorneys’ fees and costs against NCLH, on January 20, 2005, the court granted summary judgment in favor of NCLH against BNY. The court also restored NCLH’s claim for contractual indemnification for its attorneys’ fees and costs against BNY. On September 5, 2001, a purported class action was filed against Star and BNY by other holders of NCLH’s ADRs asserting similar claims as those in the original action. On March 9, 2004, the court dismissed the purported class action against Star. BNY filed the same cross-claims against Star. On January 20, 2005, the court granted summary judgment in favor of Star against BNY. On August 8, 2005, the court granted BNY’s motion for summary judgment on the claim for indemnification of its attorneys’ fees. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action
      In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. At June 30, 2005, we had an aggregate amount of $11.4 million reserved for all pending legal matters.

Regulatory issues
Registration of our ships
      Ten of the ships that we currently operate are registered in the Bahamas. Two of our ships, the Pride of Aloha and the Pride of America, are U.S.-flagged ships. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements, and our U.S.-registered ships are subject to laws and regulations of the U.S. federal government as well as the various states where the ships dock and sail, and to various U.S. federal regulatory agencies, including but not limited to the U.S. Public Health Service, the FMC and the U.S. Coast Guard. The United States and the Bahamas are members of the IMO and have adopted and put into effect the IMO conventions relating to ocean-going passenger ships.
      U.S. law also requires vessels transporting passengers between and among ports in the United States to generally be built entirely in the United States, documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision”, that was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions — Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permits two partially completed cruise ships (originally contracted for in a U.S. shipyard by an unrelated party) to be constructed to completion in a shipyard outside of the United States and documented under a U.S.-flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the United States and meets certain U.S. citizen officer and director requirements. The Hawaii Cruise Ship Provision also authorizes the re-documentation under U.S.-flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii. The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work performed on any of the three ships be performed in the United States except in case of emergency or lack of availability, and that the vessels operate primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ships deployed in Hawaii will be able to cruise between U.S ports in Hawaii without the need to call at a foreign port. See “Business — Our business strategies — Hawaii expansion” for a discussion of our development of U.S.-flagged ships for cruising in Hawaii.
Health and environment
      We believe that our ships currently comply with all requirements of the IMO, including but not limited to SOLAS and the International Convention for the Prevention of Pollution from Ships, commonly referred to as MARPOL. The SOLAS requirements are amended and extended by the IMO from time to time. For example, The International Port and Ship Facility Code, or the ISPS Code, was adopted by the IMO in December 2002. For more information, see “— Security and Safety”.
      Our various ports of call subject our ships to international and U.S. laws and regulations relating to environmental protection, including but not limited to MARPOL. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways. In February 2003, following a cruise aboard the Norwegian Wind, two passengers filed a complaint with the U.S. Coast Guard alleging that plastic and other wastes were discharged into the waters between Fanning Island and Hawaii. The U.S. Coast Guard and the U.S. Attorney in Hawaii have conducted an investigation into this matter. We are cooperating with the investigation. The initial conclusions of the U.S. Coast Guard are that we have not broken any law. Subject to the outcome of this investigation, we believe that we are in compliance with all material environmental laws and regulations.
      In the United States, we must meet the U.S. Public Health Service’s requirements, including ratings by inspectors from the Centers for Disease Control and Prevention, which rates our foreign-flagged ships on a 100 point scale, with 85 set as the minimum threshold, and the Food and Drug Administration, which rates our U.S.-flagged ships on a 100 point scale, with 87 as the minimum threshold. In 2004, our foreign-flagged ships scored an average of 96.11 points and our U.S.-flagged ship scored 97.5, which we believe is near or at the top of the range of scores achieved by the major cruise lines. In addition, the cruise industry and the U.S. Public Health Service have agreed on regulations for food, water and hygiene to assist cruise lines in achieving the highest health and sanitation standards on cruise ships.
      Pursuant to FMC and the U.S. Coast Guard regulations, we have covered our financial responsibility with respect to death or injury to passengers and water pollution by providing required guarantees from our insurers with respect to such potential liabilities. In addition, we are required to obtain certificates from the U.S. Coast Guard relating to our ability to satisfy liabilities in cases of water pollution.
      On July 30, 2002, we entered into a plea agreement with the United States in which we pleaded guilty to one count of the charge of knowingly and willfully failing to maintain an Oil Record Book in violation of the Federal Act to Prevent Pollution from Ships, which implements MARPOL in the United States. We paid a fine of $1,000,000, made a contribution of $500,000 to environmental charities and were placed on probation for a period of up to three years. On July 31, 2005, we were notified that we had complied with all the terms of the probation and the probation was terminated. As a condition of our probation, we agreed to implement a number of remedial measures including a comprehensive Environmental Compliance Plan, referred to as the ECP, that provides we will undertake to comply with the following: (1) institute specific environmental management practices such as employee training programs; (2) employ a vice president who would be responsible for implementation and the overseeing of ECP and for filing semi-annual reports about the status of the plan and the results of any environmental audits; (3) engage the services of an independent environmental consultant to conduct annual audits of each cruise ship; and (4) establish a risk management committee to monitor and evaluate our environmental policies.
      We currently operate under a U.S. Government-approved Environmental Management Plan that is incorporated into the SEMS program. Among the achievements under this system are:

•	deployment of environmental officers and environmental engineers on all ships;

•	a dedicated, full time environmental staff at shoreside;

•	a comprehensive environmental training and awareness program;

•	an environmental hotline;

•	advanced wastewater treatment systems installed on over 50% of the fleet, with the remainder of the ships contracted to have such systems installed in 2005;

•	NCL’s own patent-pending ballast water treatment system to prevent discharge of damaging non-indigenous marine species in ballast water; and

•	advanced treatment systems for oily bilge water installed on all ships.
Security and safety
      With effect from July 1, 1998, pursuant to provisions adopted by the IMO, all cruise ships were required to be certified as having safety procedures that comply with the requirements of the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. We have obtained certificates certifying that our ships are in compliance with the ISM Code. Each such certificate is granted for a five-year period and is subject to periodic verification.
      The ISPS Code provides for measures strengthening maritime security and places new requirements on governments, port authorities and shipping companies in relation to security issues on board ships and in ports. We have been in compliance with all requirements of the ISPS Code imposed upon us as of the implementation date of July 1, 2004.
      In addition to the requirements of the ISPS Code, the U.S. Congress enacted The Maritime Transportation Security Act of 2002, commonly known as the MTSA, which implements a number of security measures at ports in the United States including measures that apply to ships registered outside the United States docking at ports in the United States. The U.S. Coast Guard has recently published its own set of MTSA regulations that require a security plan for every ship entering the territorial waters of the United States, provide for identification requirements for ships entering such waters and lay down various procedures for the identification of crew members on board such ships. Our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations.
      Recent amendments to SOLAS require that ships constructed in accordance with pre-SOLAS, 1974 requirements install automatic sprinkler systems by year-end 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the United States and many other jurisdictions.
Financial requirements
      The FMC also requires evidence of financial responsibility for those offering transportation on board passenger vessels operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. We are also required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.
      From time to time, various other regulatory and legislative changes have been or may in the future be proposed that may have an effect on our operations in the United States and the cruise industry in general.
Taxation
      We currently have four sources of income subject or potentially subject to tax:

•	international shipping income derived from cruise revenues;

•	income from onboard revenues;

•	inter-company service fees and commissions; and

•	income derived from our U.S.-flagged cruise operations.
      Bermuda, the jurisdiction of formation of NCL and certain of our operating subsidiaries, and the Isle of Man, the jurisdiction of incorporation of certain of our operating subsidiaries, impose no tax on our income that is derived outside of these respective jurisdictions.

International shipping income
      In many of the jurisdictions in which we operate as a non-resident ship operator, the shipping revenue derived therefrom is taxed on a “deemed international shipping income” basis, meaning that the tax is levied based on a statutorily prescribed percentage of “gross shipping income” derived from the relevant jurisdictions. We believe that “gross shipping income” consists of cruise package fares received from passengers.
      The applicability of U.S. federal income taxes to us is separately discussed below.

Revenue from shipboard activities
      In most countries in which we operate, tax is payable on income derived within the respective jurisdictions. We believe that the majority of the onboard revenue generated from activities such as food and beverage sales and gift shop sales is effectively derived while the ships are navigating in international waters. Consequently, we are of the view that onboard revenue generated from such activities is not taxable. The majority of the countries in which we operate adopt the definition of territorial waters in accordance with Article 3 of the 1982 United Nations Convention on the Law of the Sea whereby

12 nautical miles from the baseline of the respective states is the limit for taxation purposes unless there are express domestic laws which state otherwise.

Inter-company service fees and commissions
      Certain of our companies have been engaged by certain of our other companies to provide on-shore services in consideration of payment of management fees and commissions. These fees and commissions are generally subject to income tax, but in most jurisdictions there is no consumption tax imposed on such payments because services are rendered to overseas companies.

U.S. federal income taxation of NCL’s shipping income
      The following discussion of the application to the Company of U.S. federal income tax laws is based upon current provisions of the Code, legislative history, U.S. Treasury regulations, administrative rulings and court decisions. The following description is subject to change and any change could affect the continuing accuracy of this discussion. In particular, the Tax Reform Act of 1986 (the “1986 Act”) significantly changed the U.S. federal income tax treatment of shipping income. In August 2003, the U.S. Internal Revenue Service, or the IRS, issued final regulations (the “Final Regulations”) interpreting section 883 of the Code, as amended by the 1986 Act. The Final Regulations were originally effective for taxable years beginning on or after September 25, 2003. However, pursuant to recently enacted legislation (The American Jobs Creation Act of 2004), the effective date of the Final Regulations has been delayed to taxable years of a foreign corporation beginning after September 24, 2004. Therefore, the Final Regulations apply to NCL’s 2005 taxable year, which began on January 1, 2005.
      Under section 883 of the Code, certain foreign corporations, though engaged in the conduct of a trade or business within the United States, are exempt from U.S. federal income taxes on (or in respect of) gross income derived from the international operation of ships. Furthermore, dividends paid to a foreign person by a foreign corporation attributable to earnings that are exempt from tax under section 883 of the Code are also exempt from U.S. withholding tax. A foreign corporation will qualify for the section 883 exemption if: (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption for income from the international operation of ships (“Shipping Income”) of sufficiently broad scope to U.S. corporations (“Equivalent Exemption”) and (ii) more than 50% in value of its stock is directly or indirectly owned by individuals who are residents of one or more foreign countries that grant an Equivalent Exemption (“Stock Ownership Test”). In addition, the Final Regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation requirements (“Substantiation Requirements”) in order to establish that it meets the Stock Ownership Test.
      In applying the Stock Ownership Test, under section 883(c) of the Code, stock of a foreign corporation owned directly or indirectly by a corporation (i) organized in a foreign country which grants an Equivalent Exemption and (ii) whose stock is “primarily and regularly traded on an established securities market” in an Equivalent Exemption jurisdiction or in the United States, is treated as owned by individuals resident in such foreign country of organization.
      We believe that NCL’s Shipping Income is exempt from U.S. federal income taxes because (i) Bermuda, NCL’s country of organization (NCL’s non-U.S. subsidiaries are disregarded for federal tax purposes), grants an Equivalent Exemption, and (ii) based upon certain assumptions as to shareholdings and other information as of June 30, 2004, NCL meets the Stock Ownership Test because more than 50% in value of its stock is owned, or is treated as owned, by individuals residing in Equivalent Exemption jurisdictions — i.e., Bermuda and Malaysia. At this time, we believe that substantially all of NCL’s income is Shipping Income and the Substantiation Requirements under the Final Regulations will be able to be satisfied. However, under the Final Regulations, certain categories of incidental income derived from cruise ship operations are not properly classified as Shipping Income, and thus such incidental income is subject to U.S. tax under the Final Regulations, as described below.

Taxation of NCL’s international shipping income where section 883 of the code is inapplicable
      We believe that, if the Shipping Income of NCL were not exempt from federal income taxation under section 883 of the Code, as described above, that income, as well as any other income from cruise operations of NCL that is not Shipping Income, to the extent derived from U.S. sources, generally would be taxed on a net basis (after allowance for deductions, assuming that a true and accurate federal income tax return is filed within the permitted timeframe) at graduated U.S. federal corporate income tax rates (currently, a maximum of 35%). NCL would also be subject to a 30% federal branch profits tax under section 884 of the Code, generally on the portion of such income that was derived from U.S. sources each year to the extent such income was not properly viewed as reinvested and maintained in the U.S. business of NCL. Interest paid or accrued by NCL could also be subject to branch interest taxes under section 884 of the Code (and to some extent could be treated as U.S. source interest). We believe that NCL would not be subject to the 4% gross basis tax under section 887 of the Code on certain U.S. source transportation income.
      Income of NCL derived from U.S. sources includes 100% of its income, if any, from transportation that begins and ends in the United States, and 50% of its income from transportation that either begins or ends in the United States. Income from transportation that neither begins nor ends in the United States would not be taxable. There are indications in the legislative history of the transportation income source rules that suggest that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S. source income only from the first and last legs of such cruise. However, since there are no regulations or other IRS guidance with respect to these rules, the applicability of the transportation income source rules in the aforesaid manner is not free from doubt. If this application of the rules is correct and if section 883 of the Code did not apply to NCL at all, NCL would be subject to United States taxation on only a portion of its income.

U.S. federal income taxation of income derived from NCL’s U.S.-flagged operations
      Income derived from NCL’s U.S.-flagged operations (under the NCL America brand) generally is subject to U.S. federal income taxation at graduated rates of up to 35%, after an allowance for deductions. U.S. source dividends paid by NCL America generally would be subject to a 30% withholding tax.

Management
      The members of NCL’s Board of Directors and NCL’s executive officers are:

Name	Age	Position with NCL

Tan Sri Lim Kok Thay	53	Chairman of the Board of Directors
David Colin Sinclair Veitch	49	Deputy Chairman of the Board of Directors, President and Chief Executive Officer
Walter L. Revell	70	Director, Chairman of the Audit Committee
Bonnie Biumi	43	Executive Vice President and Chief Financial Officer
Robert M. Kritzman	44	Executive Vice President
William A. Hamlin	53	Executive Vice President of Fleet Operations
Andrew Stuart	42	Executive Vice President, Sales, Marketing and Passenger Services
Mark E. Warren	53	Executive Vice President and General Counsel
Wendell M. Hollis	51	Secretary
Julie V. Stanton	35	Resident Representative
      Tan Sri Lim Kok Thay is the Chairman of the Board of Directors of NCL and is the Chairman, President and Chief Executive Officer of the Star Cruises Group. He focuses on long-term policies and new shipbuildings. Tan Sri Lim has been with the Star Cruises Group since the formation of Star Cruises Limited in 1993. He is the Chairman of Genting International PLC, a public company listed on the Luxembourg Stock Exchange and a subsidiary of Genting Berhad; Chairman, President and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad; Chairman, President and Chief Executive of RWB and Joint Chief Executive of Asiatic Development Berhad, both of which are public listed companies in Malaysia and subsidiaries of Genting Berhad; and a director of Resorts World Limited, Joondalup Limited, Cove Investments Limited, and GHL acting as trustee of the Golden Hope Unit Trust, which are substantial shareholders of Star Cruises Limited. Genting Berhad is an investment holding company and is principally involved, through its subsidiaries and associated companies, in leisure and hospitality; gaming and entertainment businesses; plantations; property development and management; tours and travel-related services; investments; manufacturing and trading in paper and paper-related products; generation and supply of electric power and oil and gas exploration activities. Tan Sri Lim was also involved in the development of the Genting Highlands Resort in Malaysia and the overall concept and development of the Burswood Resort in Perth, Australia and the Adelaide casino in South Australia. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979.
      David Colin Sinclair Veitch is the Deputy Chairman of the Board of Directors, President and Chief Executive Officer of NCL and is a director of Star Cruises Limited. Before he joined our management in January 2000, Mr. Veitch was the Chief Financial Officer and Senior Vice President of Marketing and Corporate Development of Princess Cruises for approximately eight years, with responsibility at varying times for finance, marketing, international sales, strategic planning and corporate development. In addition, beginning in mid-1998, he was also the executive in charge of Princess Cruises’ sister company, P&O Cruises (Australia). Mr. Veitch graduated with a Master in Business Administration degree from the Harvard Graduate School of Business in 1984 and also holds a Bachelor of Science degree with First Class Honours from the University of London.
      Walter L. Revell became a member of our Board of Directors and the Chairman of the Audit Committee in June 2005. Mr. Revell is Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Mr. Revell also serves as a Director and Chairman of the Audit Committee of The St. Joe Company, a publicly traded company that is Florida’s largest land owner and real estate developer, as a Director of Rinker Group Limited, a large multinational corporation based in Australia with extensive operations in the United States, and as a Director of International Finance Bank in Miami, Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to the new parent company, T.Y. Lin International, in San Francisco.
      Bonnie Biumi is the Executive Vice President and Chief Financial Officer of NCL who joined our Company in July of 2005. Ms. Biumi was the Senior Vice President and Treasurer at Royal Caribbean Cruises Ltd. and worked there since 1999. Prior to that Ms. Biumi was Chief Financial Officer of two separate public companies, an equipment rental company and a telecommunications service provider. Ms. Biumi is a Certified Public Accountant with 11 years experience at Price Waterhouse in Miami.
      William A. Hamlin is the Executive Vice President of Fleet Operations of NCL. Prior to joining us in June 2004, Mr. Hamlin served as President of the America Region of APL Limited, which is part of the NOL group based in Oakland, California. He also served as President of North American Operations, and Vice President of Operations for the America Region. Prior to joining APL, Mr. Hamlin held positions with Sea-Land, United States Line and other marine organizations. Mr. Hamlin has over twenty-five years of marine and logistics experience. Mr. Hamlin attended the University of Maine in Orono.
      Robert M. Kritzman is the Executive Vice President of NCL. Mr. Kritzman previously was our Senior Vice President and General Counsel. Prior to joining us in June 1990, Mr. Kritzman was an attorney with the law firm of McDermott, Will & Emery. He obtained a Bachelor of Science degree in Economics and a Juris Doctorate degree from the University of Florida. He is a member of the Florida Bar Association and the American Bar Association and serves on the Florida Bar Committee on Corporate Banking and Business Law. He also serves on the boards of the International Council of Cruise Lines and the North West Cruiseship Association. Mr. Kritzman is based in NCL America Inc.’s offices in Honolulu, Hawaii.
      Andrew Stuart is the Executive Vice President of Sales, Marketing and Passenger Services of NCL. He previously held the position of Senior Vice President of Marketing and Sales since August 1998 and, prior to that, he was our Senior Vice President of Passenger Services. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, UK.
      Mark E. Warren is the Executive Vice President and General Counsel of NCL who joined our Company in August of 2003. Mr. Warren was formerly a partner in the Los Angeles, California and Washington, D.C. offices of the law firm of Gibson, Dunn & Crutcher. Mr. Warren previously served as Senior Vice President and General Counsel of Princess Cruises. He also worked in the federal government, previously serving on both the U.S. Senate and White House staff of Walter F. Mondale. Mr. Warren graduated with a Bachelor of Arts degree with high honors in Political Science and International Studies from Gustavus Adolphus College and a Juris Doctorate degree with honors from the University of Minnesota School of Law.
      Wendell M. Hollis is the Secretary of NCL. He is a Partner of Cox Hallett Wilkinson. Mr. Hollis is a member of Lincoln’s Inn, the Bermuda Bar Association, and is the Bermuda correspondent for Tax Notes International. Mr. Hollis graduated with honors from Bristol University and completed his bar examinations in 1975 at the Inns of Court School of Law (Hons).
      Julie V. Stanton is the Resident Representative of NCL in Bermuda. She is a Partner of Cox Hallett Wilkinson. Ms. Stanton is a member of the Law Society of England and Wales, the Bermuda Bar Association and the Bermuda International Business Legislative Change Committee. Ms. Stanton graduated with a Bachelor of Arts degree with honors from the University of Durham, England and completed her Solicitor’s final examinations at Lancaster Gate College of Law.

Compensation of directors and management
      The aggregate cash compensation paid to NCL’s directors and members of management for the year ended December 31, 2004 was $2.9 million.

Share option scheme for shares of Star Cruises Limited
      Share options are granted to certain directors of Star Cruises Limited and employees of Star Cruises Group under The Star Cruises Employees Share Option Scheme for Executives adopted by Star Cruises Limited on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited (the “Pre-listing Employee Share Option Scheme”) and the share option scheme adopted by Star Cruises Limited on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002) (the “Post-listing Employee Share Option Scheme”) entitling them to subscribe for ordinary shares of Star Cruises Limited.
      The outstanding share options under the Pre-listing Employee Share Option Scheme vest over a period of 10 years following their respective original grant dates and generally became exercisable as to 20% and 30% of the amount granted three years and four years after the grant date, respectively, with the remaining options exercisable annually in equal tranches of 10% over the remaining option period, subject to further terms and conditions set out in the relevant offer letters and provisions of the Pre-listing Employee Share Option Scheme.
      Other than the share options granted on August 23, 2004 under the Post-listing Employee Share Option Scheme which, upon valid acceptance, will become exercisable in part or in full for a period of eight years commencing from two years after the date of the offer, the outstanding share options granted under the Post-listing Employee Share Option Scheme vest in seven tranches over a period of ten years from their respective dates of offer and become exercisable as to 30% and 20% of the amount granted commencing from two years and three years, respectively, after the dates of offer, with the remaining options exercisable annually in equal tranches of 10% commencing in each of the following years. All of the outstanding share options under the Post-Listing Share Option Scheme are subject to further terms and conditions set out in the relevant offer letters and provisions of the Post-Listing Employee Share Option Scheme.
      As of December 31, 2004, outstanding share options granted to NCL’s employees under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 1,219,800 and 50,164,597, respectively, including 1,219,800 and 5,611,080 granted to directors and executive officers, respectively. Such amounts exclude outstanding share options granted to the Chairman, President and Chief Executive Officer of the Star Cruises Group, who also serves as the Chairman of the Board of Directors of the Company. At December 31, 2004, he had outstanding share options under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme of 12,502,950 and 3,964,350, respectively.
      In 2003, the Company had not recorded any compensation expense in connection with the options granted and accepted under the Post-listing Employee Share Option Scheme in 2003 because the subscription price of share options granted and accepted at December 31, 2003 exceeded the quoted market price of Star Cruises Limited’s ordinary shares. The Company recorded compensation expense in connection with the stock options granted and accepted in 2004 because the exercise price of stock options accepted in 2004 was less than the quoted market price of Star Cruises’ common stock at December 31, 2004. The Company recorded compensation expense of approximately $13,000 for the year ended December 31, 2004 related to stock options granted and accepted in 2004. The remaining $165,000 of unearned compensation as of December 31, 2004 related to the stock options granted and accepted in 2004 will be amortized over the vesting period. The Company will continue to record compensation expense in future periods to the extent that the quoted market price of Star Cruises’ common stock exceeds the exercise price of the stock options granted and accepted.

      In January 2000, Star Cruises Limited granted an option to one of our executives to purchase 200,000 shares of Star Cruises Limited’s common stock at $2.275 per share under the Pre-listing Employee Share Option Scheme. After adjusting for the effect of a bonus issue in August 2000 and rights issues in December 2002 and December 2003, the option entitled the executive to purchase 1,219,800 ordinary shares at $0.4206 per share as of December 31, 2004. The option vests over a period through 2010. The ordinary shares had a fair market value on the day of grant of $9.95 per share. The difference between the subscription price and the fair market value amounted to approximately $1,517,000. For the years ended December 31, 2003 and 2004, we recorded approximately $115,000 and $154,000 in non-cash compensation expense, respectively. The remaining $614,000 of unearned compensation as of December 31, 2004 will be amortized over the vesting period.

Qualified and non-qualified benefit plans
      Defined Contribution Plan. We maintain a frozen defined contribution plan (the “Plan”) for our shoreside employees. Effective January 1, 2002, the Plan was amended to cease all future employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to be qualified under section 401(a) of the Code.
      401(k) Plan. In addition, we maintain a 401(k) Plan (the “401(k) Plan”). The 401(k) Plan covers substantially all of our shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 7% of the participant’s contributions, and our matching contributions may not exceed 6.5% of each participant’s compensation. Our matching contributions are vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the Code.
      Supplemental Executive Retirement Plan. We also maintain a Supplemental Executive Retirement Plan (“SERP Plan”), an unfunded defined contribution plan, for certain of our key employees whose benefits are limited under the Plan and the 401(k) Plan. We record an expense for amounts due to the SERP Plan on behalf of each participant that would have been contributed without regard to any limitations imposed by the Code.
      We recorded expenses related to the SERP Plan of approximately $4.5 million and $4.4 million for the years ended December 31, 2004 and 2003, respectively. No amounts are required to be or were contributed under the SERP Plan by us as of December 31, 2004 and 2003, as the SERP Plan is unfunded. The SERP Plan is subject to Parts 1 and 5 of ERISA.
      Supplemental Senior Executive Retirement Plan. We maintain a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan, for selected senior executives. We have recorded an accrual at December 31, 2004 and 2003 of approximately $8.9 million and $7.0 million, respectively, with respect to the SSERP Plan in our balance sheets. We record an expense related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation.
      We recorded an expense related to the SSERP Plan of approximately $1.9 million and $2.0 million for the years ended December 31, 2004 and 2003, respectively. No amounts are required to be or were contributed under the SSERP Plan by us at December 31, 2004 and 2003, as the SSERP Plan is unfunded. The SSERP Plan is subject to Parts 1 and 5 of ERISA.

Principal shareholders
      Star Cruises Limited is the sole shareholder of NCL. As of June 30, 2005, the principal shareholders of Star Cruises Limited are:

Percentage
Ownership in
Star Cruises
Shareholder	Limited

(Approximate)
GHL(1)	49.97%
RWB(2)	36.04%

(1)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the Lim Family.

(2)	RWB is a Malaysian company listed on Bursa Malaysia Securities Berhad in which the Lim Family has a substantial indirect beneficial interest.
      As a result, an aggregate of approximately 86.0% of Star Cruises Limited’s outstanding shares is owned by RWB and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, at June 30, 2005.
Certain relationships and related transactions
Contributions from Star Cruises Limited
      We have been substantially funded since the inception of Arrasas by advances from Star Cruises Limited. In April and September 2001, $47.2 million (inclusive of $1.5 million of interest) and $150.0 million, respectively, have been repaid to Star Cruises Limited through the issuance of Arrasas common stock to Star Cruises Limited.
      The remaining advances from Star Cruises Limited at December 31, 2001, 2002, 2003 and 2004 of $1.2 billion, $1.3 billion, $0.7 billion and $1.3 million, respectively, were non-interest bearing and unsecured. At December 31, 2001 and 2004, such amounts had no fixed repayment terms and, as a result, were classified as a current liability in our financial statements at December 31, 2001 and 2004. Star Cruises Limited agreed not to demand repayment during 2003 of the balance outstanding at December 31, 2002 and, as a result, such amount was classified as a long-term liability in our financial statements at December 31, 2002. At December 31, 2003, the $366.6 million that was capitalized as equity in connection with the Reorganization was classified as a long-term liability at December 31, 2003. The remaining balance of $374.8 million was classified as a current liability as such amount was satisfied in connection with the Reorganization transaction. At June 30, 2005, we had a due from Star Cruises Limited of approximately $3.7 million, which was classified as a current asset because such amount was due on demand.
      In addition, funds in the aggregate amount of $800.0 million that had been advanced to us by Star Cruises Limited at various times between February 2000 and September 2003 were converted to additional paid-in capital in September 2003. Star Cruises contributed an additional $128.2 million in cash to us in December 2003 in the form of equity.
The Reorganization
      As part of the Reorganization, which closed on April 23, 2004, $366.6 million of our liabilities that were recorded as amount due to Star Cruises Limited were capitalized as equity (dollar amounts based on April 23, 2004 balance). In addition, substantially all of the guarantees and mortgages that had been provided by ship-owning subsidiaries of Arrasas to the lenders of Star Cruises Limited were released, while substantially all of the guarantees provided by Star Cruises Limited to these subsidiaries’ lenders were also released and replaced with guarantees from NCL.
      In connection with the Reorganization, we transferred six of our ships, the Norwegian Crown, the Norwegian Dream, the Norwegian Majesty, the Norwegian Sea, the Marco Polo and the Norwegian Wind, to Star Cruises Limited at their existing net book values of $778.0 million (at April 23, 2004) along with $403.2 million of secured indebtedness. The difference of $374.8 million reduced our intercompany debt owed to Star Cruises Limited by the same amount. After the transfer, we entered into arrangements with Star Cruises Limited to charter these six ships from Star Cruises Limited for periods ranging from one to six years to continue operating them under the Norwegian Cruise Line and Orient Lines brands. These charter arrangements are expected to provide us with greater flexibility in removing older vessels from our fleet as new ships that are custom designed for “Freestyle Cruising” enter our fleet over time. We believe that our arrangements with Star Cruises are on terms substantially the same as arms-length arrangements.
Other vessel purchases and sales
      The Norwegian Sky has been reflagged and renamed the Pride of Aloha, and began offering inter-island cruises in Hawaii in July 2004. In order to continue offering the cruises that previously were provided by the Norwegian Sky, particularly its Alaska cruise itineraries, we purchased the cruise ship the Norwegian Spirit in July 2004 with funds from the $800.0 million Senior Secured Credit Facility for $317.0 million, which represents the net book value of the ship at the date of the transaction including reimbursement for certain deferred dry-docking costs and other spare parts. In addition to allowing us to continue offering the itineraries that had been scheduled by the Norwegian Sky, the acquisition of the Norwegian Spirit will facilitate our fleet renewal strategy by providing us with a modern cruise ship that adds 2,000 berths to our capacity and is designed to provide “Freestyle Cruising.”
      In addition, in April 2004, we transferred the Norway, which is currently out of service, to Star Cruises in exchange for a $46.5 million promissory note from Star Cruises. The promissory note or a portion of the outstanding balance is payable to us by Star Cruises at the time of the sale of the ship or the recovery of certain amounts from the insurance syndicate who insured the ship in May 2003 at the time there was an incident on the ship. In the event the net proceeds from the sale of the ship and the recovery of certain amounts from the insurance syndicate does not equal the $46.5 million face value of the note, the amount payable to us by Star Cruises will be reduced by the amount of the shortfall. Correspondingly, to the extent such proceeds exceed the face value of the note, such additional amounts will be paid by Star Cruises to us. In September 2004, a final settlement was reached with the insurance syndicate in connection with the incident on the ship in May 2003. As a result of the final settlement, we received approximately $19.7 million in cash in October 2004 that reduced the outstanding balance of the promissory note to $26.8 million. Subsequently, management determined that the probability of finding a qualified third party buyer in the foreseeable future was not likely, and accordingly, in the fourth quarter of 2004, we recorded an impairment charge in the amount of $14.5 million to reduce the carrying value of the promissory note to the ship’s estimated salvage value of approximately $12.3 million at December 31, 2004. We expect that Star Cruises will settle the promissory note by paying us not less than its current carrying value.

Description of other financial obligations
      Our long-term debt consisted of the following for the periods presented:

				As of
	As of December 31,			June 30,

	2002	2003	2004	2005

	(Dollars in thousands)
10 5/8% Senior Notes due 2014	$—	$—	$250,000	$250,000
$800.0 million Senior Secured Credit Facility	—	—	540,000	622,500
$626.9 million Syndicated Term Loan	606,024	564,230	271,666	261,218
$210.0 million Norwegian Sky Loan	182,000	154,000	—	—
$623.0 million Facility Fleet Loan	526,320	403,200	—	—
$225.0 million Norwegian Sun Loan	225,000	225,000	207,000	198,000
$45.0 million working capital facility	45,000	—	—	—
€298.0 million Pride of America Loans	—	149,957	259,066	356,335
$334.1 million Norwegian Jewel Loan	—	—	113,377	187,798
€308.1 million Pride of Hawaii Loan	—	—	47,212	122,828
Other long-term debt obligations	—	—	2,208	9,250

Total	1,584,344	1,496,387	1,690,529	2,007,929
Less: current portion	(267,916)	(476,995)	(86,198)	(113,540)

Total long-term debt (excluding current portion)	$1,316,428	$1,019,392	$1,604,331	$1,894,389

      A description of our debt at June 30, 2005 is as follows:
      10 5/8% Senior Notes due 2014. On July 15, 2004, we completed an offering of $250,000,000 aggregate principal amount of our 10 5/8% Senior Notes due 2014. Net proceeds of this offering were used to repay a portion of the debt outstanding under our $626.9 million Syndicated Term Loan. The portion being repaid was incurred in connection with the construction of the Norwegian Star and had an interest rate that varied with LIBOR. The notes bear interest at a fixed rate of 10 5/8% with the entire principal balance due at maturity in 2014.
      $800.0 million Senior Secured Credit Facility. On July 7, 2004, NCL entered into a Senior Secured Credit Facility comprised of a $300.0 million term loan facility and a $500.0 million revolving credit facility with a syndicate of international banks. In July 2004, we drew down $180.0 million on our $500.0 million revolving credit facility. With the proceeds of our $250.0 million Senior Notes offering, these funds were used to repay existing debt on two ships, the Norwegian Star and the Pride of Aloha, to fund the purchase of the Norwegian Spirit, and for general corporate purposes. The amounts drawn under this facility as of June 30, 2005 were $282.5 million under the term loan facility and $340.0 million under the revolving credit facility. The interest rate ranged from 2.89% to 3.39% as of June 30, 2005.
      Loans under our credit facilities will bear interest at rates that vary according to LIBOR and will mature no later than July 7, 2010. The facilities are collateralized by ship mortgages on the assets of the Norwegian Star, the Pride of Aloha and the Norwegian Spirit with a total carrying value of $1,013.8 million as of June 30, 2005 and guarantees from Norwegian Spirit, Ltd., Pride of Aloha Inc. and Norwegian Star Limited.
      $626.9 million Syndicated Term Loan. On June 26, 1999, Norwegian Star Limited and Norwegian Dawn Limited, our indirect, wholly-owned subsidiaries, entered into a syndicated term loan of up to $604.8 million as joint and several borrowers to part finance the construction of the Norwegian Star and the Norwegian Dawn. In October 2001, the syndicated term loan agreement was amended to provide for borrowings of up to $626.9 million. In November 2001, we drew down $313.5 million to pay the shipyard upon delivery to us of the Norwegian Star. In December 2002, we drew down the remaining $313.4 million to pay the shipyard upon delivery of the Norwegian Dawn.
      The syndicated term loan bears interest at a rate that varies according to LIBOR and is repayable in 24 semi-annual installments commencing six months from the relevant ship delivery dates, with balloon payments to be paid twelve years after the relevant ship delivery date. At June 30, 2005, the $261.2 million balance related to the Norwegian Dawn was bearing interest at a rate of 3.35%. We repaid the $261.2 million outstanding balance related to the Norwegian Star with the proceeds of the offering of the original notes and part of the proceeds from our $800.0 million Senior Secured Credit Facility in July 2004. The facility is currently collateralized by a ship mortgage over the assets of the Norwegian Dawn with a total book value of $383.7 million as of June 30, 2005 and guarantees from NCL. In addition, the earnings and insurance policies are assigned to the lenders as collateral. The shares of the borrowers are also pledged as collateral. Upon repayment of the outstanding balance related to the Norwegian Star the ship mortgage over the Norwegian Star and the shares of Norwegian Star Limited were released.
      This loan contains certain restrictive covenants, including a limit on the incurrence of indebtedness, creation of encumbrances and asset sales; a loan to minimum collateral value ratio requiring the aggregate value of the vessels to be greater than 125% of the amount of the loan; and other solvency covenants the breach of any of which would constitute an event of default under the loan agreements.
      $210.0 million Norwegian Sky Loan. This facility was repaid with the proceeds of our $800.0 million Senior Secured Credit Facility in July 2004 and the loans under this facility are no longer our debt.
      $623.0 million Facility Fleet Loan and $45.0 million working capital facility. These facilities were refinanced as part of the Reorganization and the amounts outstanding under these facilities are no longer our debt as a result of the Reorganization.
      $225.0 million Norwegian Sun Loan. On July 9, 2003, Norwegian Sun Limited, our indirect, wholly-owned subsidiary, entered into a term loan of $225.0 million as borrower to refinance the outstanding balance on the loan for the Norwegian Sun with a syndicate of international banks. On July 16, 2003, we drew down $225.0 million to refinance the outstanding balance on the previous loan for the Norwegian Sun.
      The syndicated loan bears interest at a rate that varies according to LIBOR and is repayable in 16 semi-annual installments, with a balloon payment to be paid in July 2011. At June 30, 2005, the $198.0 million outstanding balance was bearing interest at a rate of 2.89%. This facility is collateralized by a ship mortgage over the assets of the Norwegian Sun with a book value of $378.1 million as of June 30, 2005 and a guarantee from NCL. In addition, the earnings and insurance policies are assigned to the lenders as collateral. The shares of the borrower are also pledged as collateral.
      This loan contains certain restrictive covenants, including a limit on the incurrence of indebtedness, creation of encumbrances and asset sales; a loan to minimum collateral value ratio requiring the aggregate value of the vessels to be greater than 125% of the amount of the loan; and other solvency covenants the breach of any of which would constitute an event of default under the loan agreements.
      €298.0 million Pride of America Loans. On April 4, 2003, Ship Holding LLC, our indirect, wholly-owned subsidiary, entered into two loan agreements as borrower for the equivalent amount in U.S. dollars of up to an aggregate of €298.0 million to part finance the completion of the Pride of America with a syndicate of international banks. At June 30, 2005, the outstanding balance on the €298.0 million Pride of America Loans was $356.3 million. Such amounts have principally been used to pay the shipyard building the Pride of America.
      The syndicated loans bear interest at a rate that varies according to LIBOR or EURIBOR, depending on the denomination of the underlying draws. The interest rate ranged from 2.13% to 3.52% as of June 30, 2005 based on the timing on the underlying draws. The loans are repayable in 24 semi-annual installments commencing six months from the ship delivery date. The facilities are collateralized by a ship mortgage over the assets of the Pride of America and a guarantee from NCL. In addition, the earnings and insurance policies, among other things, are assigned to the lenders as collateral. The membership interest of the borrower is also pledged as collateral.
      $334.1 million Norwegian Jewel Loan. On April 20, 2004, Norwegian Jewel Limited, our indirect, wholly-owned subsidiary, entered into a term loan of up to $334.1 million as borrower to part finance the construction of the Norwegian Jewel with a syndicate of international banks. At June 30, 2005, the outstanding balance of the $334.1 million Norwegian Jewel Loan was $187.8 million. Such amounts were principally used to pay the shipyard building the Norwegian Jewel.
      The syndicated loan bears interest that varies according to LIBOR, and will be repayable in 24 semi-annual installments commencing six months from the ship delivery date, which occurred in August 2005. At June 30, 2005, the $187.8 million outstanding balance was bearing interest at rates from 2.99% to 3.23%. The facility is collateralized by a ship mortgage over the assets of the Norwegian Jewel. In addition, earnings and insurance policies, among other things, are assigned to the lenders as collateral. The shares of the borrower are also pledged as collateral.
      This loan contains certain restrictive covenants, including a limit on the incurrence of indebtedness, creation of encumbrances and asset sales; a loan to minimum collateral value ratio requiring the aggregate value of the vessels to be greater than 125% of the amount of the loan; and other solvency covenants the breach of any of which would constitute an event of default under the loan agreements.
      €308.1 million Pride of Hawaii Loan. On April 20, 2004, Pride of Hawaii, Inc., our indirect, wholly-owned subsidiary, entered into a term loan of up to €308.1 million as borrower to part finance the construction of the Pride of Hawaii with a syndicate of international banks. The amounts drawn under this facility as of June 30, 2005 were $122.8 million.
      The syndicated loan bears interest at a rate that varies according to LIBOR or EURIBOR, depending on the denomination of the underlying draws on the principal balance, and will be repayable in 24 semi-annual installments commencing six months from the ship delivery date. At June 30, 2005, the $122.8 million outstanding balance was bearing interest at a rate of 2.17%. The facility is collateralized by a ship mortgage over the assets of the Pride of Hawaii. In addition, the earnings and insurance policies, among other things, are assigned to the lenders as collateral. The shares of the borrower are also pledged as collateral.
      The following is a schedule of principal repayments of the long-term debt in respect of the loans outstanding as of June 30, 2005 (in thousands of dollars):

2005	$53,003
2006	125,943
2007	130,767
2008	130,564
2009	130,804
Thereafter	1,436,848

$2,007,929

      Our various debt agreements contain restrictive covenants that limit:

•	our incurrence of debt, the creation of encumbrances and asset sales;

•	payments of dividends and capital expenditures;

•	and require us to maintain a minimum cash balance of $50.0 million.

      In addition to these restrictions, our debt agreements require compliance with certain financial ratios, including:

•	a loan to minimum collateral value ratio requiring the aggregate value of the vessel securing the loan to be greater than 125% of the amount of the loan;

•	either (i) a ratio of consolidated EBITDA (as defined in the agreements) to consolidated debt service for the 12 months ending as at the end of the relevant financial quarter of not less than 1.25 to 1.0 or (ii) the maintenance by us of a minimum cash balance during the period of 12 months ending as at the end of the relevant financial quarter in an amount that is not less than the greater of $100 million and 7.5% of total funded debt as at the end of the relevant financial quarter and each of the three preceding financial quarters; and

•	at the end of each financial quarter, the ratio of total net funded debt to our total capitalization may not exceed 0.7 to 1.0 for financial quarters ending on or before December 31, 2006 and 0.65 to 1.0 for each subsequent financial quarter.
      We are also subject to other solvency covenants. The breach of any of these covenants would constitute an event of default under the loan agreements.
      Prior to January 1, 2004, we were required to be in compliance with the consolidated cash flows to consolidated debt service ratio covenant only at year-end. In December 2001, we requested, and our lenders agreed, to defer until 2002 and 2003 certain scheduled principal payments in the amount of $132.8 million we were originally scheduled to make in 2001 and 2002. We were in compliance with the applicable debt covenants at December 31, 2002, but during 2003 we projected we would not be in compliance with this financial ratio covenant as of December 31, 2003 as a result of the repayments of all of the deferred debt in 2002 and 2003. As a result, we sought and received a waiver of such covenant from our lenders. We were in compliance with the applicable debt covenants at December 31, 2004 and June 30, 2005.

Additional liquidity requirements
      In addition, as required by the Federal Maritime Commission, we maintain a $15.0 million performance guarantee issued on our behalf in respect of liabilities for nonperformance of transportation and other obligations to passengers. The FMC has proposed rules that would, if adopted, eliminate the $15.0 million ceiling on the current guarantee requirements and replace it with sliding scale requirements. The period for public comment on these rules expired in May 2003. We cannot predict if or when these proposed rules will be adopted or, if adopted, the final form of such rules. If such proposed rules were fully implemented, we would be required to provide a performance guarantee in the range of between $150.0 million and $170.0 million. This amount would likely increase as our capacity expands and customer deposits increase. If we could not satisfy this requirement from our own resources, we would likely have to obtain new credit commitments from lenders to provide such guarantees. See “Regulatory issues — Financial requirements”.
      In April 2003, we entered into an agreement with the current credit card processor to process certain credit card receipts from passengers. Under the agreement with the prior credit card processor, a percentage of the amounts processed on our behalf for the years ended December 31, 2002, 2003 and 2004 was withheld. Restricted cash, principally related to amounts withheld by our credit card processors, was approximately $30.7 million at December 31, 2003, approximately $28.5 million at December 31, 2004 and approximately $95.0 million at June 30, 2005, which amounts are not available to fund our current operations until advance ticket sales represented by these amounts are recognized. Under the terms of the current agreement, we are providing letters of credit in the aggregate amount of $100.0 million guaranteed by Star Cruises Limited and restricted cash fluctuates based on the level of advance ticket sales processed by the new credit card processor.

Description of notes
      You will find the definitions of capitalized terms used in this description under “— Certain definitions.” For purposes of this section, references to “the Company”, “we”, “our” and “us” refer only to NCL Corporation Ltd. and not to its subsidiaries.
      The original notes were, and the exchange notes will be, issued under the Indenture (the “Indenture”) among the Company and JPMorgan Chase Bank, N.A., as trustee (the “Trustee”). The terms of the original notes and the exchange notes (collectively, the “Notes”) include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Indenture is unlimited in aggregate principal amount and we may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the “Additional Notes”). We will only be permitted to issue such Additional Notes in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the holders of the Notes.
      On July 15, 2004, we issued $250,000,000 aggregate principal amount of the original notes under the Indenture. The terms of the exchange notes are substantially similar in all material respects to the original notes, except the exchange notes will not be subject to transfer restrictions and holders of the exchange notes will no longer have any registration rights (subject to certain limited exceptions) or be entitled to any additional interest. The Trustee will authenticate and deliver exchange notes only in exchange for a like principal amount of original notes. Any original notes that remain outstanding after the consummation of this exchange offer, together with the exchange notes, will be treated as a single class of securities under the Indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the original notes and the exchange notes.
      This description of notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company and your rights.
General

The Notes
      The Notes:

•	are general unsecured, senior obligations of the Company;

•	are limited to an aggregate principal amount of $250.0 million, subject to our ability to issue Additional Notes;

•	mature on July 15, 2014;

•	are and will be, as applicable, issued in denominations of $1,000 and integral multiples of $1,000;

•	are and will be, as applicable, represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See “Book-entry settlement and clearance;”

•	rank equally in right of payment to any future senior Indebtedness of the Company, without giving effect to collateral arrangements;

•	are effectively junior to the secured indebtedness of our Subsidiaries to the extent of the value of the collateral securing such Indebtedness; and

•	are, in the case of the original notes, eligible for trading in The PORTAL® Market.

Interest
      Interest on the Notes will compound semi-annually and:

•	accrue at the rate of 10.625% per annum;

•	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on January 15 and July 15, commencing on January 15, 2006;

•	be payable to the holders of record on the January 1 and July 1 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.
      We also will pay penalty interest to holders of the Notes if we fail to complete the exchange offer described in the Registration Rights Agreement within 210 days or if certain other conditions contained in the Registration Rights Agreement are not satisfied.

Payments on the notes; paying agent and registrar
      We will pay principal of, premium, if any, and interest on the Notes at the office or agency designated by the Company in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered address as it appears in the registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our paying agent and registrar. We may, however, change the paying agent or registrar, or designate an additional paying agent without prior notice to the holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as paying agent or registrar.
      We will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Notes.

Transfer and exchange
      A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer or exchange of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
      The registered holder of a Note will be treated as the owner of it for all purposes.

Optional redemption
      Except as described below, the Notes are not redeemable until July 15, 2009. On and after July 15, 2009 the Company may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage

2009	105.313
2010	103.542
2011	101.771
2012 and thereafter	100.00
      Prior to July 15, 2007, the Company may on any one or more occasions redeem up to 35% of the original principal amount of the Notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 110.625% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) there is a Public Market at the time of such redemption

(2) at least 65% of the original principal amount of the Notes remains outstanding after each such redemption; and

(3) the redemption occurs within 75 days after the closing of such Equity Offering.
      If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by the Company.
      In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.
      The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.
Optional tax redemption
      The Company or a successor thereof (a “Payor”) will be entitled to redeem all but not part of the Notes if as a result of any change in or amendment to the laws, regulations or rulings of any Relevant Tax Jurisdiction or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such Relevant Tax Jurisdiction is a party (a “Change in Tax Law”) the Payor is or would be required on the next succeeding Interest Payment Date to pay Additional Amounts with respect to the Notes as described under “Payment of Additional Amounts,” and the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Payor. The Change in Tax Law must become effective on or after the date of this prospectus.

Further, the Payor must deliver to the Trustee at least 30 days before the redemption date an Opinion of Counsel of recognized standing to the effect that the Payor has or will become obligated to pay Additional Amounts as a result of such Change in Tax Law. The Payor must also provide the holders with notice of the intended redemption at least 30 days and no more than 60 days before the redemption date. The redemption price will equal the principal amount of the Note plus accrued and unpaid interest thereon, if any to the redemption date and Additional Amounts, if any, then due and which otherwise would be payable.
Payment of additional amounts
      If any taxes, assessments or other governmental charges are imposed by any jurisdiction where the Payor is organized or otherwise considered by a taxing authority to be a resident for tax purposes, any jurisdiction from or through which the Payor makes a payment on the Notes, or, in each case, any political organization or governmental authority thereof or therein having the power to tax (the “Relevant Tax Jurisdiction”) in respect of any payments under the Notes, the Payor will pay to each holder of a Note, to the extent it may lawfully do so, such additional amounts (“Additional Amounts”) as may be necessary in order that the net amounts paid to such holder will be not less than the amount specified in such Note to which such holder is entitled; provided, however, the Payor will not be required to make any payment of Additional Amounts for or on account of:

(1) Any tax, assessment or other governmental charge which would not have been imposed but for (a) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership, limited liability company or corporation) and the Relevant Tax Jurisdiction other than solely by the holding of Notes or by the receipt of principal or interest in respect of the Notes, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (b) the presentation of a Note (where presentation is required) for payment on a date more than 30 days after (x) the date on which such payment became due and payable or (y) the date on which payment thereof is duly provided for, whichever occurs later (in either case (x) or (y), except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented for such 30-day period);

(2) Any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

(3) Any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of the Note to comply with a reasonable and timely request of the Payor addressed to the holder to provide information, documents or other evidence concerning the nationality, residence or identity of the holder or such beneficial owner which is required by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(4) Any tax, assessment or other governmental charge that is payable otherwise than by any deduction or withholding from any payment of the principal of, or any premium or interest on, a Note;

(5) Any tax imposed on, or measured by, net income;

(6) Any tax, assessment or other governmental charge required to be deducted or withheld by any paying agent from any payment of the principal of, or any premium or interest on, a Note, if such payment can be made alternatively at the holder’s option without such deduction or withholding by any other paying agent available to such holder at the same time; or

(7) Any combination of the above;

nor will Additional Amounts be paid with respect to any payment of the principal of, or any premium or interest on, any Note to any holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Relevant Tax Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or beneficial owner who would not have been entitled to such Additional Amounts had it been the holder of such Note.
      The Payor will provide the Trustee with the official acknowledgment of the Relevant Tax Authority (or, if such acknowledgment is not available, a certified copy thereof) evidencing the payment of the withholding taxes by the Payor. Copies of such documentation will be made available to the holders of the Notes or the paying agents, as applicable, upon request therefor.
      The Company will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Tax Jurisdiction, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.
      All references in this prospectus to principal of, premium, if any, and interest on the Notes will include any Additional Amounts payable by the Payor in respect of such principal, such premium, if any, and such interest.
Mandatory redemption/sinking fund
      The notes will not be subject to mandatory redemption or have the benefit of any sinking fund.
Ranking
      The Notes will be general unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all existing and future liabilities of the Company that are not so subordinated and will be effectively subordinated to all of our secured Indebtedness and all liabilities of our Subsidiaries. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or its Subsidiaries or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Senior Secured Credit Facility, Subsidiary Credit Agreements or other secured Indebtedness, the assets of the Company and its Subsidiaries that secure secured Indebtedness will be available to pay obligations on the Notes only after all Indebtedness under such Credit Facility and other secured Indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding. In addition, as of the date of this prospectus, all of the Credit Facilities will be secured by all of the Vessels owned by the Subsidiaries.
      As of June 30, 2005:

•	outstanding Indebtedness of the Company and its Subsidiaries was $2,007.9 million, $1,757.9 million of which was secured Indebtedness; and

•	outstanding Indebtedness of the Company’s Subsidiaries was $1,135.4 million.
      Although the Indenture will limit the amount of Indebtedness that Restricted Subsidiaries may Incur, such Indebtedness may be substantial. In addition, a Subsidiary will be released from its obligations under the Indenture if the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture.

Change of control
      If a Change of Control occurs, unless the Company has exercised its right to redeem all of the Notes as described under “— Optional Redemption”, each holder will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
      Within 30 days following any Change of Control, unless the Company has exercised its right to redeem all of the Notes as described under “— Optional Redemption”, the Company will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3) the procedures determined by the Company, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.
      On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.
      The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.
      If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.
      The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.
      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

      The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.
      The Company’s ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default and would give the lenders under the Credit Facilities the right to require full repayment of the borrowings thereunder. In addition, certain events that may constitute a change of control under a Credit Facility and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources.
      There can be no assurance that sufficient funds will be available when necessary to make any required repurchases or that the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused by the Change of Control. If any such holders fail to waive the event of default caused by the Change of Control, the Company will repay all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of Notes under a Change of Control Offer or the Company must offer to repay all such Indebtedness, and make payment to the holders of such Indebtedness that accept such offer, and obtain waivers of any event of default from the remaining holders of such Indebtedness. The Company covenants to effect such repayment or obtain such consent within 30 days following any Change of Control, it being a default of the Change of Control provisions of the Indenture if the Company fails to comply with such covenant.
      Even if sufficient funds were otherwise available, the terms of the Revolving Credit Facility, Subsidiary Credit Agreements and future Indebtedness may prohibit the Company’s prepayment of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay this Indebtedness or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the Senior Secured Credit Facility or a Subsidiary Credit Agreement.
      The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person (other than a Permitted Holder or their Related Parties). Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

Certain covenants

Limitation on indebtedness
      The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and the Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness) if on the date thereof:

(1) the Consolidated Coverage Ratio for the Company is at least 2.00 to 1.00; and

(2) no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.
      The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Company Incurred pursuant to the revolving credit facility portion of the Senior Secured Credit Facility in an aggregate amount outstanding at any time of up to $500.0 million;

(2) Indebtedness of the Company or any of its Restricted Subsidiaries Incurred pursuant to any Credit Facility and secured by any or all of the Existing Fleet in an aggregate amount of up to $2.125 billion; provided, that the Company and its Restricted Subsidiaries will not Incur any Indebtedness under this clause (2) (other than initial borrowings pursuant to the term loan facility portion of the Senior Secured Credit Facility or the Subsidiary Credit Agreements and any refinancing thereof that would not have a final maturity within one year prior to the Stated Maturity of the Notes) unless:

(a) the amount of such Indebtedness does not exceed 75% of the fair market value of the Vessel or Vessels in the Existing Fleet securing such Indebtedness at the time of the commitment entered into for such Indebtedness, based upon a written appraisal of two Independent Appraisers; and

(b) any such Indebtedness does not have a final maturity within one year prior to the Stated Maturity of the Notes;

(3) Indebtedness of the Company or any Restricted Subsidiary Incurred to finance the replacement (through construction or acquisition) of one or more Vessels, and any assets that shall become Related Assets (and any Refinancing Indebtedness with respect to such Vessels or assets), upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture, or other taking of title to or use of such Vessel (provided that such loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel was covered by insurance or resulted in the actual payment of compensation, indemnification or similar payments to such Person (collectively, a “Total Loss”) in an aggregate amount no greater than the Ready for Sea Cost for such replacement Vessel, in each case less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any Restricted Subsidiary from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss; provided that if the Indebtedness Incurred by the Company or any Restricted Subsidiary in financing the Vessel subject to the Total Loss is subordinated to the Notes, the Indebtedness Incurred by the Company or any Restricted Subsidiary to finance the replacement Vessel shall be subordinated to the same extent;

(4) Guarantees of Indebtedness Incurred in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes;

(5) Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or a Restricted Subsidiary; provided, however,

(a) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes; and

(b) (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be.

(6) Indebtedness represented by (a) the original notes issued on the Issue Date and the exchange notes issued in a registered exchange offer pursuant to the Registration Rights Agreement, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (3), (5), (8), (9), (10), (11), (12), (13), (14) and (15)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (6) or clause (7) or Incurred pursuant to the first paragraph of this covenant (including any additional items of Indebtedness with respect thereto permitted pursuant to the first sentence of the third to last paragraph of this covenant);

(7) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (7);

(8) Indebtedness under Hedging Obligations entered into the ordinary course of business and not entered into for speculative purposes of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company);

(9) Indebtedness Incurred by the Company or any of its Restricted Subsidiaries arising in the ordinary course of business from letters of credit for the account of the Company or any Restricted Subsidiary, as the case may be, in order to provide security to travel agencies, banks, financial institutions, credit card issuers or other institutions for unearned amounts owing to passenger deposits or similar obligations;

(10) Indebtedness Incurred in the ordinary course of business by the Company or any of its Restricted Subsidiaries arising from performance guarantees, letters of credit, bonds or other payments required by the U.S. Federal Maritime Commission, or other similar government authority in respect of liabilities for non-performance of transportation and other obligations to passengers;

(11) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness Incurred in relation to: (i) regular maintenance required to maintain the classification of any of the Vessels owned, time chartered, bareboat chartered or leased to or by the Company or any Restricted Subsidiary; (ii) scheduled dry-docking of any of the Vessels owned by the Company or any Restricted Subsidiary; and (iii) any expenditures which will or may reasonably be expected to be recoverable from insurance on such Vessels;

(12) Indebtedness Incurred in respect of workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds, completion guarantees and letters of credit provided by the Company or a Restricted Subsidiary in the ordinary course of business;

(13) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(14) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of Incurrence; and

(15) in addition to the items referred to in clauses (1) through (14) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (15) and then outstanding, will not exceed $50.0 million at any time outstanding.
      The Company will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations.
      No Restricted Subsidiary may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Company (for the avoidance of doubt, excluding Indebtedness of a Restricted Subsidiary Guaranteed by the Company).
      For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will classify and may reclassify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses;

(2) all Indebtedness outstanding on the date of the Indenture and under a Credit Facility shall be deemed initially Incurred on the Issue Date under clause (1) or clause (2), as the case may be, of the second paragraph of this covenant and not the first paragraph or clause (6) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) or clause (2), as the case may be, of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness;

(7) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP; and

(8) Indebtedness to be Incurred by the Company and its Restricted Subsidiaries pursuant to the first paragraph of this covenant to finance the construction of a Vessel in an amount up to 80% of the Ready for Sea Cost of such Vessel, the terms of which provide for multiple borrowings during the course of construction of such Vessel, will be deemed to be permitted under such first paragraph if at the time of the commitment entered into for such Indebtedness, the Company could Incur the full amount of such Indebtedness under such first paragraph assuming that it were borrowed on the date of such commitment.
      Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
      In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “Limitation on indebtedness” covenant, the Company shall be in Default of this covenant).
      For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on restricted payments
      The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(a) dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(b) dividends or distributions payable to the Company or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person;
(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(a) a Default shall have occurred and be continuing (or would result therefrom); or

(b) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “Limitation on indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) 100% of (a) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) plus (b) the fair market value of non-cash proceeds received by the Company from Holdings from the issue or sale of its Capital Stock or other capital contributions subsequent to the Issue Date; provided that the aggregate amount of non cash-proceeds that may be included pursuant to this clause (b) will not exceed the lesser of $100.0 million in the aggregate or 80% of the fair market value, based upon a written appraisal of three Independent Appraisers, of such property at the time such Restricted Payment is made;

(iii) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange); and

(iv) the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

(A) without duplication, repurchases or redemptions of such Restricted Investments by such Person, proceeds realized by the Company and any of its Restricted Subsidiaries upon the sale of such Restricted Investment to a Person other than the Company or a Restricted Subsidiary, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary or releases of Guarantees of Indebtedness of such Person constituting a Restricted Investment; or

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.
      The provisions of the preceding paragraph will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or of any of its Restricted Subsidiaries made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any of its Restricted Subsidiaries that are permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(4) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under “— Limitation on sales of assets and subsidiary stock” below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(5) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(6) so long as no Default or Event of Default has occurred and is continuing, the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Company or any Restricted Subsidiary or any parent of the Company held by any existing or former employees or management of the Company or Holdings or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause will not exceed $2.5 million in the aggregate during any calendar year and $10.0 million in the aggregate for all such redemptions and repurchases; provided, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments;

(7) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments;

(8) cash dividends, loans or other payments to Holdings or any of its Subsidiaries in amounts equal to:

(a) the amounts required for Holdings or any of its Subsidiaries to pay any income taxes to the extent that such income taxes are directly attributable to the income of the Company and its Restricted Subsidiaries;

(b) the amounts required for Holdings to pay franchise taxes and other fees required to maintain its legal existence; or

(c) an amount not to exceed $3.0 million in any fiscal year to permit Holdings and its Subsidiaries to pay its corporate overhead expenses Incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for both Holdings and the Company;

provided, that such dividends, loans or other payments will be excluded from subsequent calculations of the amount of Restricted Payments;

(9) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the “Change of control” covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “Limitation on sales of assets and subsidiary stock” covenant; provided, however, that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; and provided, further, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement will be excluded from subsequent calculations of the amount of Restricted Payments; and

(10) Restricted Payments in an amount not to exceed $25.0 million at any one time outstanding; provided that the amount of such Restricted Payments will be included in the calculation of the amount of Restricted Payments.
      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the

Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and the fair market value of any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of the Company acting in good faith, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated in good faith by the Board of Directors of the Company to exceed $50.0 million, or, in the case of a Vessel, to be based upon a written appraisal of two Independent Appraisers. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Limitation on restricted payments” were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Limitation on liens
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indenture and the Notes equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on sale/leaseback transactions
      The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/ Leaseback Transaction unless:

(1) In the case of a Sale/ Leaseback Transaction effected pursuant to a Capitalized Lease Obligation:

(a) the Company or such Restricted Subsidiary could have Incurred such Capitalized Lease Obligation (or similar obligation) pursuant to the covenant described under “— Limitation on indebtedness;” and

(b) the Company or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/ Leaseback Transaction without securing the Notes by the covenant described under “— Limitation on liens;” and

(2) In the case of any other Sale/ Leaseback Transaction, such Sale/ Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under “— Limitation on sales of assets and subsidiary stock” (including the provisions concerning the consideration received and the application of Net Available Cash) are satisfied with respect to such Sale/ Leaseback Transaction, treating all of the consideration received in such Sale/ Leaseback Transaction as Net Available Cash for purposes of such covenant.

Limitation on restrictions on distributions from restricted subsidiaries
      The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) transfer any of its property or assets to the Company or any Restricted Subsidiary.
      The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement (a) in effect at or entered into on the date of the Indenture, including, without limitation, the Indenture, the Revolving Credit Secured Agreement and the Subsidiary Credit Agreements in effect on such date and (b) relating to Indebtedness Incurred after the Issue Date so long as any such encumbrances or restrictions are substantially similar to encumbrances or restrictions permitted pursuant to clause (i)(a);

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or in contemplation of the transaction) and outstanding on such date provided, that any such encumbrance or restriction shall not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property so acquired;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant any encumbrance or restriction:

(a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(b) contained in agreements or instruments related to any Lien permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such Lien; or

(c) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(v) purchase money obligations and Capitalized Lease Obligations for property acquired or leased in the ordinary course of business that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired or leased;

(vi) any restriction (a) with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition or (b) on the sale or other disposition of Capital Stock of Persons that are Unrestricted Subsidiaries of the Company or are not Subsidiaries of the Company;

(vii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order;

(viii) encumbrances or restrictions, including, without limitation, encumbrances or restrictions on cash or assets in escrow accounts of deposits paid on property used in the Company’s business, in each case imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(ix) encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(x) customary limitations on the distribution or disposition of property or assets in joint venture agreements governing Persons that are Unrestricted Subsidiaries or are not Subsidiaries of the Company; provided that such encumbrance or restriction is applicable only to the Company or the Restricted Subsidiary entering into such joint venture agreement; and provided further that:

(a) the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable agreements (as determined by the Company’s board of directors); and

(b) the Company determines that any such encumbrance or restriction will not materially affect its ability to make any anticipated principal or interest payment on the Notes; and

(xi) any encumbrance or restriction of the nature described in clause (3) of the first paragraph of this covenant arising by reason of customary non-assignment provisions in agreements.

Limitation on sales of assets and subsidiary stock
      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) at least 80% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) subject to the requirement to make an Asset Disposition Offer as described below, an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be:

(a) first, to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Indebtedness of the Company (other than any Disqualified Stock or Subordinated Obligations) or Indebtedness of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent the Company or such Restricted Subsidiary elects to invest in or make installment or progress payments in respect of Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, that with respect to Additional Assets that are Vessels, if at the end of such 360 day period, the Company or such Restricted Subsidiary shall have entered into a Vessel Construction Contract but payments under such Vessel Construction Contract have not yet come due, the Company or such Restricted Subsidiary shall have an additional 180 days to apply the Net Available Cash from such Asset Disposition;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.
      Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” On the 361st day (or 541st day in respect of Net Available Cash for which the proviso in clause (3)(b) above applies) after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer (“Asset Disposition Offer”) to all holders of Notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of $1,000. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.
      The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.
      If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.
      On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. The Company will deliver to the Trustee an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Company or the paying agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers’ Certificate from the Company, will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple of $1,000. In addition, the Company will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by the Company to the holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.
      For the purposes of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Company or Indebtedness of a Restricted Subsidiary (other than Preferred Stock) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Company will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

(2) securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.
      The Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, unless:

(1) at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) in the event such Asset Swap involves the transfer by the Company or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of the Company in good faith, in excess of $10.0 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of the Company; and

(3) in the event such Asset Swap involves the transfer by the Company or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of the Company in good faith, in excess of $50.0 million, the Company has received a written opinion from an independent investment banking firm of nationally recognized standing (or, in the case of Vessels, two Independent Appraisers) that such Asset Swap is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.
      The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on affiliate transactions
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arms’-length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $5.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) in the event such Affiliate Transaction involves an aggregate consideration in excess of $10.0 million, the Company has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing (or, in the case of Vessels, two Independent Appraisers) that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arms’-length basis from a Person that is not an Affiliate.
      The preceding paragraph will not apply to:

(1) any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under “— Limitation on restricted payments” and any Permitted Investment or Restricted Investment made in an Unrestricted Subsidiary or Joint Venture so long as neither Holdings nor any Affiliate of Holdings (other than the Company and its Subsidiaries) directly owns Capital Stock of such Unrestricted Subsidiary or Joint Venture;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees in the ordinary course of business and approved by the Board of Directors;

(3) loans or advances to employees, officers or directors in the ordinary course of business of the Company or any of its Restricted Subsidiaries but in any event not to exceed $5.0 million in the aggregate outstanding at any one time with respect to all loans or advances made since the Issue Date, provided, that the Company and its Subsidiaries will comply in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith in connection with such loans or advances to the extent such laws are applicable to the Company or its Subsidiaries;

(4) any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries and Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with “Certain covenants — Limitations on indebtedness;”

(5) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors, employees, consultants or agents of the Company or any Restricted Subsidiary;

(6) arrangements on customary terms regarding letters of credit issued in order to provide security to travel agencies, banks, financial institutions, credit card issuers or other institutions for unearned amounts owing to passenger deposits or similar obligations; and

(7) the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party on the Issue Date and disclosed in this prospectus, as these agreements may be amended, modified, replaced or supplemented from time to time; provided, however, that any future amendment, modification, replacement or supplement entered into after the Issue Date will be permitted to the extent that its terms are not more materially disadvantageous taken as a whole to the holders of the Notes than the terms of the agreements in effect on the Issue Date.

Limitation on sale of capital stock of restricted subsidiaries
      The Company will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors’ qualifying shares) to any Person except:

(1) to the Company or a Wholly-Owned Restricted Subsidiary; or

(2) in compliance with the covenant described under “— Limitation on sales of assets and subsidiary stock” and immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to be a Restricted Subsidiary.
      Notwithstanding the preceding paragraph, the Company or any Restricted Subsidiary may sell all the Voting Stock of a Restricted Subsidiary held by the Company or any Restricted Subsidiary as long as the Company complies with the terms of the covenant described under “— Limitation on sales of assets and subsidiary stock.”

Maintenance of properties and insurance
      The Company will, and will cause its Restricted Subsidiaries to, in accordance with customary industry practice, maintain or cause to be maintained in good repair, working order and condition all Vessels and properties used or useful by the Company or any Subsidiary in a Related Business; provided, however, that neither the Company nor its Subsidiaries shall be prevented from discontinuing those operations or suspending the maintenance of those Vessels or properties which, in the reasonable judgment of the Company or a Restricted Subsidiary (as the case may be), are no longer useful or necessary in the conduct of the Company’s or such Subsidiary’s Related Business.
      The Company will maintain, and will cause its Subsidiaries to maintain, insurance coverage by financially sound and reputable insurers in such forms and amounts and against such risks as are in accordance with customary industry practice, including general liability insurance and (but without duplication) protection and indemnity insurance and, with respect to any Vessel, hull and machinery insurance.

SEC reports
      So long as any Notes are outstanding, notwithstanding that the Company may not continue to be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Company will file with the SEC, and make available to the Trustee and the registered holders of the Notes, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein; provided that the Company will not be required to make any such filings with the SEC until the date that the Company is first subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, including upon effectiveness of any exchange offer registration statement or shelf registration statement described under “Exchange offer and registration rights agreement”. In the event that the Company is not permitted (or required by virtue of the proviso in the previous sentence) to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Company will nevertheless make available such Exchange Act information to the Trustee and the holders of the Notes as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.
      If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of the Company and its Restricted Subsidiaries.

Merger and consolidation
      The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation organized and existing under the laws of Bermuda, the Isle of Man, the United States of America, any State of the United States or the District of Columbia or any other country recognized by the United States of America with an investment grade credit rating from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc. and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes, the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the “Limitation on indebtedness” covenant; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.
      For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
      The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the Company will not be released from the obligation to pay the principal of and interest on the Notes.
      Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.
      Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or another Restricted Subsidiary and (y) the Company or another Restricted Subsidiary may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax benefits.

Reflagging of vessels
      Notwithstanding anything to the contrary herein, a Restricted Subsidiary may reconstitute itself in another jurisdiction, or merge with or into another Restricted Subsidiary, for the purpose of reflagging a Vessel that it owns or bareboat charters so long as at all times each Restricted Subsidiary remains organized under the laws of Bermuda, the Isle of Man, Panama, the United States of America, any State of the United States or the District of Columbia or any other country recognized by the United States of America with an investment grade credit rating from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.

Limitation on lines of business
      The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Payments for consent
      Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of default
      Each of the following is an Event of Default:

(1) default in any payment of interest or additional interest (as required by the Registration Rights Agreement) on any Note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company to comply with its obligations under “— Certain covenants — Merger and consolidation”;

(4) failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under “— Change of Control” above or under the covenants described under “— Certain covenants” above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with “Certain covenants — Merger and consolidation” which is covered by clause (3));

(5) failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness:

(a) at the final maturity of such Indebtedness if such maturity is not earlier extended in accordance with the terms of such Indebtedness (“final payment default”); or

(b) resulting in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a final payment default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”); or

(8) failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $15.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”).
      However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.
      If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under “— Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or final payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing with respect to the Company, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (3) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and all amounts due to the Trustee under the Indenture have been paid in full.
      Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.
      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
      The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposing to take in respect thereof.
Amendments and waivers
      Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of a Note then outstanding affected, no amendment may, among other things:

(1) reduce the principal amount of Notes whose holders must consent to an amendment;

(2) reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under “— Optional Redemption”;

(5) reduce the premium payable upon the repurchase of any Note in connection with a Change of Control Offer or amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in respect of a Change of Control that has occurred or make and consummate an Asset Disposition Offer that has been made;

(6) make any Note payable in money other than that stated in the Note;

(7) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes; or

(8) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.
      Notwithstanding the foregoing, without the consent of any holder, the Company, the Guarantors, if any, and the Trustee may amend the Indenture and the Notes to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) add Guarantees with respect to the Notes;

(5) secure the Notes;

(6) add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company;

(7) make any change that does not adversely affect the rights of any holder;

(8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(9) provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the original notes (except that the transfer restrictions contained in the original notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities; or

(10) provide for the issuance of Additional Notes.
      The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Defeasance
      The Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.
      The Company at any time may terminate its obligations under covenants described under “— Certain covenants” (other than “Merger and consolidation” as applicable to the Company), the operation of the cross-default upon a final payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “— Events of default” above and the limitations contained in clause (3) under “— Certain covenants — Merger and consolidation” above (“covenant defeasance”).
      The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), or (8) under “Events of default” above or because of the failure of the Company to comply with clause (3) under “Certain covenants — Merger and consolidation” above.
      In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.
No personal liability of directors, officers, employees and stockholders
      No director, officer, employee, incorporator or stockholder of Holdings or the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.
Concerning the trustee
      JPMorgan Chase Bank, N.A. is the Trustee under the Indenture and has been appointed by the Company as registrar and paying agent with regard to the Notes.
Governing law
      The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.
Certain definitions
      “Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of Vessels or other assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of Vessels or other assets.
      “Additional Assets” means:

(1) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business, including, without limitation, a hull under construction or rights under a Vessel Construction Contract, any installment payment under a Vessel Construction Contract, and any repairs, improvements, additions, enhancements, drydocking or capital improvement of any Vessel;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;
provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.
      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.
      “Asset Disposition” means any direct or indirect sale, lease (other than an operating lease or charter accounted for as an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of (i) shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares) and (ii) property (including Vessels) or other assets, other than Capital Stock (except as prohibited by clause (i) above), (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.
      Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Restricted Subsidiary;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory in the ordinary course of business;

(4) a disposition of obsolete or worn out assets that are no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that are disposed of in the ordinary course of business;

(5) transactions permitted under “— Certain covenants — Merger and consolidation”;

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Wholly-Owned Subsidiary;

(7) for purposes of “Certain Covenants — Limitation on sales of assets and subsidiary stock” only, the making of a Permitted Investment or a disposition subject to “Certain covenants — Limitation on restricted payments”;

(8) an Asset Swap effected in compliance with “Certain covenants — Limitation on sales of assets and subsidiary stock”;

(9) dispositions of assets in a single transaction or series of related transactions with an aggregate fair market value of less than $5.0 million;

(10) dispositions in connection with Permitted Liens;

(11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries; and

(13) foreclosure on assets.
      “Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash received must be applied in accordance with “Limitation on Sales of Assets and Subsidiary Stock.”
      “Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.
      “Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.
      “Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.
      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.
      “Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.
      “Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States or the European Union (provided that the full faith and credit of the United States or the European Union is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A” or the equivalent thereof by Moody’s Investors Service, Inc., and having combined capital and surplus in excess of $500.0 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund which invests primarily in instruments of the type specified in clauses (1) through (5) above.

      “Change of Control” means:

(1) (A) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Company or Holdings (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company or Holdings held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 40% of the voting power of the Voting Stock of such parent entity); and (B) the Permitted Holders “beneficially own” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company or Holdings, as the case may be, (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company or Holdings or such successor (for the purposes of this clause, such other person or group shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person or group “beneficially owns” directly or indirectly, more than 40% of the voting power of the Voting Stock of such parent entity and the Permitted Holders “beneficially own” directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of such parent entity); or

(2) the first day on which a majority of the members of the Board of Directors (but not committees thereof) of the Company or Holdings are not Continuing Directors; or

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company or Holdings and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(4) the adoption by the stockholders of the Company or Holdings of a plan or proposal for the liquidation or dissolution of the Company or Holdings (other than, in the case of the adoption of a plan or proposal involving the transfer of all or substantially all the assets of Holdings and its Subsidiaries, if the successor Person is a Permitted Holder).
      “Code” means the Internal Revenue Code of 1986, as amended.
      “Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.
      “Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense of such Person for such four fiscal quarters, provided, however, that:

(1) if such Person or any Subsidiary of such Person (Restricted Subsidiary, in the case of the Company):

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such Person for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such Person for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period such Person or any Subsidiary of such Person (Restricted Subsidiary, in the case of the Company) will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(a) the Consolidated EBITDA for such Person for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such Person for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of such Person or any Subsidiary of such Person (Restricted Subsidiary, in the case of the Company) repaid, repurchased, defeased or otherwise discharged with respect to such Person and its continuing Subsidiaries (Restricted Subsidiaries, in the case of the Company) in connection with such Asset Disposition for such period (or, if the Capital Stock of any Subsidiary (Restricted Subsidiary, in the case of the Company) is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Subsidiary (Restricted Subsidiary, in the case of the Company) to the extent such Person and its continuing Subsidiaries (Restricted Subsidiaries, in the case of the Company) are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period or in connection with the transaction for which the Consolidated Coverage Ratio is being determined, such Person or any Subsidiary of such Person (Restricted Subsidiary, in the case of the Company) (by merger or otherwise) will have made one or more Investments in any Subsidiary (Restricted Subsidiary, in the case of the Company) (or any Person which becomes a Subsidiary (Restricted Subsidiary, in the case of the Company) or is merged with or into such Person) or one or more acquisitions of assets or, in the case of one or more Vessels, the construction thereof or conversion of an existing Vessel, including any acquisition or construction of assets, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business (or for purposes of this subsection, any Vessel), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect to all such Investments, acquisitions, constructions or conversions (including the Incurrence of any Indebtedness related thereto) as if such Investments, acquisitions, constructions or conversions had occurred on the first day of such period; and

(4) if since the beginning of such period or in connection with the transaction for which the Consolidated Coverage Ratio is being determined, any Person (that subsequently became a Subsidiary (Restricted Subsidiary, in the case of the Company) or was merged with or into such Person or any Subsidiary of such Person (Restricted Subsidiary, in the case of the Company) since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition, Investment or acquisition, construction or conversion of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by such Person or a Subsidiary of such Person (Restricted Subsidiary, in the case of the Company) during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition, construction or conversion of assets had occurred on the first day of such period.
      For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of such Person (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). For purposes of this definition, whenever pro forma effect is to be given to an acquisition, construction or conversion of a Vessel or the Capital Stock of a vessel-owning company or the financing thereof and the related Indebtedness Incurred to finance such acquisition, construction or conversion, such Person may:

(a)(i) if the relevant Vessel is to be subject to a bareboat or time charter with a remaining term longer than six months, apply pro forma earnings (losses) for such period for such Vessel based upon such charter, or (ii) if such Vessel is not to be subject to a bareboat or time charter, is under bareboat or time charter that is due to expire within six months or less (whether or not any such charter is in place for such Vessel), then in each case apply earnings (losses) for such period for such Vessel, assuming that it was in operation throughout such period, based upon the average of the historical earnings of comparable Vessels in such Person’s fleet (as determined in good faith by its Board of Directors) during such period or if there is no such comparable Vessel, then based upon industry average earnings for comparable Vessels (as determined in good faith by its Board of Directors); and

(b) determine the Consolidated Interest Expense for such Indebtedness assuming that the full amount of such Indebtedness (as determined in good faith by such Person’s Board of Directors) is outstanding during such period.

      Pro forma effect may be given in accordance with the foregoing to the construction or conversion of a Vessel (and the related Indebtedness Incurred in connection therewith) which commenced prior to the beginning of the period for which the Consolidated Coverage Ratio is being calculated, but has not been completed by the end of such period. In the event that the construction or conversion of a Vessel is completed during a period for which the Consolidated Coverage Ratio is being calculated, historical earnings (losses) and interest expense related to such Vessel shall be included for the portion of such period during which such Vessel is in operation and pro forma effect of the earnings (losses) and interest expense may be given in accordance with the foregoing for the portion of such period during which such Vessel was not yet in operation.
      If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of such Person, the interest rate shall be calculated by applying such optional rate chosen by such Person.
      “Consolidated EBITDA” for any Person for any period means, without duplication, the Consolidated Net Income of such Person for such period, plus the following for such Person for such period to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Taxes;

(3) consolidated depreciation expense;

(4) consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles”, Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, or Financial Accounting Standard No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”;

(5) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation (other than for drydocking expenses)).
      Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.
      “Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or its Subsidiaries (Restricted Subsidiaries, in the case of the Company) or other payments required to be made by such Person or its Subsidiaries (Restricted Subsidiaries, in the case of the Company) by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company) (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.
      “Consolidated Interest Expense” means, for any Person for any period, the total interest expense of such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company), whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest component of any deferred payment obligations which constitute Indebtedness under clause (4) of the definition thereof;

(2) amortization of debt discount and debt issuance cost;

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries (Restricted Subsidiaries, in the case of the Company) or secured by a Lien on assets of such Person or one of its Subsidiaries (Restricted Subsidiaries, in the case of the Company);

(6) costs associated with Hedging Obligations (other than under Fuel Hedging Agreements) (including amortization of fees) provided, however, that if Hedging Obligations result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company) that was capitalized during such period; and

(8) the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Subsidiaries (Restricted Subsidiaries, in the case of the Company) payable to a party other than the Company or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; and

(9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust; provided, however, that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary.
      For the purpose of calculating the Consolidated Coverage Ratio in connection with the Incurrence of any Indebtedness described in the final paragraph of the definition of “Indebtedness”, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (8) above) relating to any Indebtedness of such Person or any Subsidiary of such Person (Restricted Subsidiary, in the case of the Company) described in the final paragraph of the definition of “Indebtedness”.
      For purposes of the foregoing, total interest expense will be determined after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which such Person or its Subsidiaries (Restricted Subsidiaries, in the case of the Company) may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.
      “Consolidated Net Income” means, for any Person for any period, the net income (loss) of such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company) determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any other Person if such other Person is not a Subsidiary (Restricted Subsidiary, in the case of the Company), except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, such Person’s equity in the net income of any other such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such other Person during such period to such Person or a Subsidiary of such Person (Restricted Subsidiary, in the case of the Company) as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Subsidiary (Restricted Subsidiary, in the case of the Company), to the limitations contained in clause (2) below; and

(b) such Person’s equity in a net loss of any such other Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from such Person or a Subsidiary of such Person (Restricted Subsidiary, in the case of the Company);

(2) any net income (but not loss) of any Subsidiary (Restricted Subsidiary, in the case of the Company) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary (Restricted Subsidiary, in the case of the Company), directly or indirectly, to such Person, except that:

(a) subject to the limitations contained in clauses (3), (4), (5) and (6) below, such Person’s equity in the net income of any such Subsidiary of such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Subsidiary during such period to such Person or another Subsidiary of such Person as a dividend (subject, in the case of a dividend to another Subsidiary of such Person, to the limitation contained in this clause); and

(b) such Person’s equity in a net loss of any such Subsidiary of such Person for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property (including, without limitation, a Vessel) plant or equipment of such Person or its Subsidiaries (Restricted Subsidiaries, in the case of the Company) including pursuant to any Sale/ Leaseback Transaction, which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any other Person;

(4) any net after-tax extraordinary gain or loss or gain or loss in connection with any casualty event related to a Vessel;

(5) any gains or losses on early extinguishment of indebtedness; and

(6) the cumulative effect of a change in accounting principles.
      “Consolidated Net Tangible Assets” of any Person means, as of any date of determination, the sum of the assets of such Person after eliminating intercompany items, determined on a consolidated basis in accordance with GAAP, including appropriate deductions for any minority interest in tangible assets of such Person’s Subsidiaries, less (without duplication) (i) the net book value of all of its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Indebtedness discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves related to assets which in accordance with GAAP have been provided by such Person.
      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company or Holdings, as the case may be, who: (1) was a member of such Board of Directors on the date of the Indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the relevant Board at the time of such nomination or election.
      “Credit Facility” means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including, without limitation, the Senior Secured Credit Facility and the Subsidiary Credit Agreements) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, supplemented, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the Subsidiary Credit Agreements or any other credit or other agreement or indenture) including to permit an increase in borrowings thereunder.
      “Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.
      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
      “Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the captions “Change of control” and “Limitation on sales of assets and subsidiary stock” and such repurchase or redemption complies with “Certain covenants — Restricted payments.”
      “Equity Offering” means a private placement to institutional investors or a public offering for cash by the Company or Holdings, as the case may be, of its Common Stock, or options, warrants or rights with respect to its Common Stock made pursuant to a registration statement that has been declared effective by the SEC, other than public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8.
      “Existing Fleet” means the Norwegian Dawn, Norwegian Spirit, Norwegian Star, Norwegian Sun, Pride of Aloha, Pride of America, Norwegian Jewel, Pride of Hawaii, in each case, as such Vessel may be renamed from time to time.
      “Fuel Hedging Agreements” means any spot, forward or option fuel price protection agreements and other types of fuel hedging agreements designed to protect against or manage exposure to fluctuations in fuel prices.
      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Fuel Hedging Agreement.
      “holder” means a Person in whose name a Note is registered on the registrar’s books.
      “Holdings” means Star Cruises Limited, a Bermuda exempted company with limited liability and its successors and assigns.
      “Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.
      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of (or, if less, the accreted value) and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of (or, if less, the accreted value) and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto and which would appear as a liability on the balance sheet of such Person prepared in accordance with GAAP;

(5) Capitalized Lease Obligations of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person or, other than in the case of the Company and its Restricted Subsidiaries, a Lien on the Capital Stock of a Person other than a Restricted Subsidiary of the Company for which recourse is solely to such Capital Stock, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons so secured;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).
      The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness” provided that such money is held to secure the payment of such interest.
      In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by the Company or its Restricted Subsidiaries.

      “Independent Appraiser” means a Person:

(1) engaged in the business of appraising vessels who is generally acceptable to institutional lenders to the cruise or shipping industry; and

(2) who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Company, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, promoter, underwriter, trustee, partner or person performing similar functions.
      “Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.
      “Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company.
      For purposes of “Certain Covenants — Limitation on restricted payments,”

(1) “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.
      “Issue Date” means the date on which the Notes were originally issued.
      “Joint Venture” means a partnership or joint venture that is not a Restricted Subsidiary.
      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
      “Net Available Cash” from an Asset Disposition means cash payments actually received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition;

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) all expenditures incurred to inspect, repair or modify a Vessel and bring such Vessel to the condition and place of delivery in connection with the sale of such Vessel as may be specified in the related purchase and sale agreement or otherwise as the Board of Directors of the Company shall determine as advisable in connection with such sale.
      “Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).
      “Non-Recourse Debt” means Indebtedness of a Person:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries.
      “Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company.
      “Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company.
      “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

      “Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes.
      “Permitted Holders” means Tan Sri Lim Goh Tong, Golden Hope Limited as trustee of the Golden Hope Unit Trust or Genting Berhad and any Affiliate or Related Person thereof.
      “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) Investments in Joint Ventures in connection with a Related Business in an aggregate principal amount not to exceed, as of the most recent balance sheet date, 10% of Consolidated Net Tangible Assets of the Company at any one time outstanding;

(4) cash and Cash Equivalents;

(5) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(6) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(7) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary; provided that the Company and its Subsidiaries will comply in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith in connection with such loans or advances to the extent such laws are applicable to the Company or any of its Subsidiaries;

(8) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(9) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “Certain covenants — Limitation on sales of assets and subsidiary stock”;

(10) Investments in existence on the Issue Date and any extension, modification or renewal thereof that does not increase the amount of any such Investments;

(11) Currency Agreements, Interest Rate Agreements, Fuel Hedging Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain covenants — Limitation on indebtedness”;

(12) Guarantees issued in accordance with “Certain covenants — Limitations on indebtedness”;

(13) any Asset Swap made in accordance with “Certain covenants — Limitation on asset swaps”; and

(14) in addition to the items referred to in clauses (1) through (13) above, so long as no Event of Default has occurred and is continuing, Investments by the Company or any of its Restricted Subsidiaries, when taken together with other Investments made pursuant to this clause (14), in an aggregate amount not to exceed $20.0 million outstanding at any one time (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value).

      “Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under the revolving credit facility portion of the Senior Secured Credit Facility and related Hedging Obligations and liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations under the revolving credit facility portion of the Senior Secured Credit Facility permitted to be Incurred under the Indenture;

(2) Liens securing Indebtedness and other obligations under the Credit Facilities and related Hedging Obligations and liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations under the Credit Facilities permitted to be Incurred pursuant to clause (2) of the second paragraph under the “Limitation on indebtedness” covenant;

(3) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person or any of its Subsidiaries (Restricted Subsidiaries in the case of the Company), including a Vessel (which term, for purposes of this clause (3), shall include the Capital Stock of a Person substantially all of the assets of which is a Vessel and any Related Assets, as the context may require); provided, however,

(A) subject to clause (B) below, in the case of a Vessel,

(i) except as provided in clauses (ii), (iii) and (iv) below, the principal amount of Indebtedness secured by such a Lien does not exceed

(x) with respect to Indebtedness Incurred to finance the construction of such Vessel, 80% of the sum of (1) the contract price pursuant to the Vessel Construction Contract for such Vessel and (2) any other Ready for Sea Cost for such Vessel, and

(y) with respect to Indebtedness Incurred to finance the acquisition of such Vessel, 80% of the sum of (1) the contract price for the acquisition of such Vessel and (2) any other Ready for Sea Cost of such Vessel,

(ii) in the case of Indebtedness that matures within nine months after the Incurrence of such Indebtedness (other than any Refinancing Indebtedness of such Indebtedness or Indebtedness that matures within one year prior to the Stated Maturity of the Notes), the principal amount of Indebtedness secured by such a Lien shall not exceed the fair market value, as determined in good faith by the Board of Directors, of such Vessel at the time such Lien is incurred,

(iii) in the case of a Sale/ Leaseback Transaction, the principal amount of Indebtedness secured by such a Lien shall not exceed the fair market value, as determined in good faith by the Board of Directors, of such Vessel at the time such Lien is incurred and

(iv) in the case of Indebtedness representing Capitalized Lease Obligations relating to a Vessel, the principal amount of Indebtedness secured by such a Lien shall not exceed 100% of the sum of (1) the fair market value, as determined in good faith by the Board of Directors, of such Vessel at the time such Lien is incurred and (2) any Ready for Sea Cost for such Vessel and

(B) in the case of Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”, the principal amount of Indebtedness secured by such a Lien does not exceed the lesser of

(i) 80% of the contract price for the acquisition of such Additional Asset and

(ii) the contract price for the acquisition of such Additional Asset less the Net Available Cash used to acquire such Additional Asset; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is Incurred and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(4) Liens securing Indebtedness arising in the ordinary course of business from letters of credit for the account of the Company or any Restricted Subsidiary, as the case may be, in order to provide security to travel agencies, banks, financial institutions, credit card issuers or other institutions for unearned amounts owing to passenger deposits or similar obligations;

(5) Liens securing Indebtedness arising in the ordinary course of business from performance guarantees, letters of credit, bonds or other payments required by the U.S. Federal Maritime Commission, or other similar government authority in respect of liabilities for non-performance of transportation and other obligations to passengers;

(6) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(7) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(8) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(9) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(10) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(12) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(13) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(14) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the purchase or lease acquisition, improvement or construction of, or addition to, assets or property (other than Vessels) acquired or constructed in the ordinary course of business provided that;

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(15) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(16) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases and vessel charters entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(17) Liens existing on the Issue Date;

(18) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(19) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(20) Liens securing the Notes;

(21) Liens on Capital Stock of a Person other than the Company or a Restricted Subsidiary of the Company;

(22) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(23) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, the furnishing of supplies and bunkers to Vessels, repairs and improvements to Vessels, crews’ wages and maritime Liens;

(24) any Lien or pledge created or subsisting in the ordinary course of business over documents of title, insurance policies or sale contracts in relation to commercial goods to secure the purchase price thereof;

(25) Liens for salvage and general average; and

(26) Liens securing Indebtedness (other than Subordinated Obligations) in an aggregate principal amount outstanding at any one time not to exceed $20.0 million.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.
      “Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.
      A “Public Market” exists at any time with respect to the Common Stock of the Company or Holdings, as the case may be, if:

(1) the Common Stock of the Company or Holdings, as the case may be, is then registered with the SEC pursuant to Section 12(b) or 12(g) of Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System; and

(2) at least 15% of the total issued and outstanding Common Stock of the Company or Holdings, as the case may be, has been distributed prior to such time by means of an effective registration statement under the Securities Act of 1933, as amended.
      “Ready for Sea Cost” means with respect to a Vessel or Vessels to be acquired, constructed or leased (pursuant to a Capitalized Lease Obligation) by the Company or any Restricted Subsidiary of the Company, the aggregate amount of all expenditures incurred to acquire or construct and bring such Vessel or Vessels to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease, which would be classified and accounted for as “property, plant and equipment” in accordance with GAAP.
      “Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.
      “Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1)(a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
      “Registration Rights Agreement” means that certain registration rights agreement dated as of the date of the Indenture by and among the Company and the initial purchasers set forth therein.
      “Related Asset” means, with respect to a Vessel, (i) any insurance policies and contracts from time to time in force with respect to such Vessel, (ii) the Capital Stock of any Subsidiary of the Company owning such Vessel and related assets, (iii) any requisition compensation payable in respect of any compulsory acquisition thereof, (iv) any earnings derived from the use or operation thereof and/or any earnings account with respect to such earnings, (v) any charters, operating leases and related agreements entered into in respect of such Vessel and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease or agreement, (vi) any cash collateral account established with respect to such Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to such Vessel and any security or guarantee in respect of the builder’s obligations under such contracts and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of such Vessel.
      “Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries on the date of the Indenture (including, without limitation, sales and marketing, land transportation, accommodation, reservation systems and services, and other travel related businesses).
      “Related Business Assets” means assets used or useful in a Related Business.
      “Related Person” with respect to any Permitted Holder means:

(1) any controlling stockholder or a majority (or more) owned Subsidiary of such Permitted Holder or, in the case of an individual, any spouse or immediate family member of such Permitted Holder, any trust created for the benefit of such individual or such individual’s estate, executor, administrator, committee or beneficiaries; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority (or more) controlling interest of which consist of such Permitted Holder and/or such other Persons referred to in the immediately preceding clause (1).
      “Restricted Investment” means any Investment other than a Permitted Investment.
      “Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.
      “Sale/ Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.
      “SEC” means the U.S. Securities and Exchange Commission.

      “Senior Secured Credit Facility” means, the $800.0 million Senior Secured Credit Facility dated as of July 7, 2004, among the Company and a syndicate of lenders parties thereto from time to time, comprised of a $300.0 million term loan facility and a $500.0 million revolving credit facility as the same may be amended, supplemented, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the Revolving Credit Secured Facility or any other credit or other agreement or indenture) including to permit an increase in borrowings thereunder.
      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.
      “Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.
      “Subsidiary” of any Person means any corporation, association, partnership, joint venture, limited liability company or other business entity of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.
      “Subsidiary Credit Agreements” mean the (i) $225 million loan agreement dated as of July 9, 2003 among Norwegian Sun Limited and a syndicate of lenders; (ii) $626,922,000 secured loan agreement dated as of June 26, 1999 among Norwegian Star Limited and Norwegian Dawn Limited, as borrowers, NCL Corporation Ltd., as guarantor, and a syndicate of lenders; (iii) secured loan agreements dated as of April 4, 2003, among Ship Holding LLC and a syndicate of lenders for the equivalent amount in U.S. dollars of respectively €258 million and €40 million; (iv) $334,050,000 secured loan agreement dated April 20, 2004 among Norwegian Jewel Limited and a syndicate of lenders; and (v) €308,130,000 secured loan agreement dated April 20, 2004 among Pride of Hawaii, Inc. and a syndicate of lenders; each as the same may be amended, supplemented, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including to permit an increase in borrowings thereunder.
      “Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.
      The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of the Company in such Subsidiary complies with “Certain covenants — Limitation on restricted payments”;

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.
      Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.
      The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least $1.00 of additional Indebtedness under the first paragraph of the “Limitation on indebtedness” covenant in the Indenture on a pro forma basis taking into account such designation.
      “U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.
      “Vessel” means one or more shipping vessels whose primary purpose is the maritime transportation of passengers and/or cargo or which are otherwise engaged, used or useful in any business activities of the Company and its Restricted Subsidiaries and which are owned by and registered (or to be owned by and registered) in the name of the Company or any of its Restricted Subsidiaries or operated or to be operated by the Company or any of its Restricted Subsidiaries pursuant to a lease or other operating agreement constituting a Capitalized Lease Obligation, in each case together with all related spares, equipment and any additions or improvements.

      “Vessel Construction Contract” means any contract for the construction (or construction and acquisition) or conversion of a Vessel or Vessels entered into by the Company or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.
      “Voting Stock” of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.
      “Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.
Form, denomination, book-entry procedures and transfer
      We will issue the exchange notes by one or more notes in registered, global form, which we refer to as the global notes. The global notes will be deposited on issuance with the trustee as custodian for DTC, in New York, New York and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
      The global notes will be deposited on behalf of the acquirers of the exchange notes for credit to the respective accounts of the acquirers or to such other accounts as they may direct at DTC. Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under the heading “— Exchange of book-entry notes for certificated notes”.
Depositary procedures
      DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations, which refer to as the participants, and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship directly with a participant or indirectly with an indirect participant. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interest and any transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.
      DTC has also advised us that, pursuant to procedures established by it, ownership of interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or records maintained by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).
      Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.
      Payments in respect of the global notes registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the trustee nor any agent thereof has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes; or

(2) maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(3) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.
      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.
      Except for trades involving only Euroclear and Clearstream participants, interests in the global notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.
      Subject to compliance with the transfer restrictions applicable to the outstanding notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counter party in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary or take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may deliver instructions directly to the depositaries for Euroclear or Clearstream.
      Because of the time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of an interest in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect to such portion of the principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute such notes to its participants.
      The information in this section of this prospectus concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interest in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of book-entry notes for certificated notes
      A beneficial interest in a global note may not be exchanged for a security in certificated form unless:

(1) DTC:

(A) notifies us that it is unwilling or unable to continue as depositary for such global notes; or

(B) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we fail to appoint a successor depositary;

(2) We notify the trustee in writing, at our option, that we elect to cause the issuance of the notes in certificated form; or

(3) there has occurred and be continuing an event of default, as defined under the indenture, with respect to the notes.
      In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Any such exchange will be effected through the DTC Deposit/ Withdraw at Custodian, or DWAC, system and an appropriate adjustment will be made in the records of the applicable security registrar to reflect a decrease in the principal amount of the relevant global note.

Material U.S. federal income tax considerations
      The following summary describes the material tax consequences of the ownership and disposition of a Note to a holder of a Note that is, for U.S. federal income tax purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of the Note (a “U.S. Holder”). However, this summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose the Notes, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. Except as otherwise noted, this summary deals only with U.S. Holders that will hold Notes as capital assets, and only if the U.S. Holder obtained the Notes during the initial offering at the initial offering price. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, certain short-term holders of Notes, traders in securities electing to mark to market, persons that will hedge their exposure in the Notes or that will hold Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. dollar. If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding Notes, such holder is urged to consult its tax advisors. U.S. Holders should be aware that the U.S. federal income tax consequences of holding the Notes may be materially different for investors described in the prior sentences, including as a result of recent changes in law applicable to investors with short holding periods or that engage in hedging transactions.
      INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES TO THEM OF HOLDING NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.
The exchange offer
      The exchange of original notes for exchange notes in the exchange offer, as described in this prospectus, will not constitute a taxable event for U.S. Holders or non-U.S. Holders.
Payments of interest
      Payments of interest on a Note (which may include any taxes withheld from such payments and additional amounts, see “Description of notes — Payments of additional amounts”) will generally be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting. Interest income in respect of the Notes should generally constitute foreign source income for U.S. federal income tax purposes. It is possible, however, that, in light of the Company’s activities in the United States, a portion of the payments of interest may be characterized as United States source income. The portions of payments of interest qualifying as foreign source income will, with certain exceptions, generally be treated separately, together with other items of “passive income” for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts (if any).
      Because, as discussed above, it is possible that a portion of the interest payments on the Notes may be treated as United States source income, a holder of Notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest income earned in respect of Notes, provided that:

•	the Non-U.S. Holder certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements;

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of the Company stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership; and

•	such payments are not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, are not attributable to a United States permanent establishment).
Sale or disposition of Notes
      A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a Note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxed as such) and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s tax basis in the Note will generally equal the U.S. Holder’s cost for the Note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a Note will generally be U.S. source gain or loss for U.S. federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. A U.S. Holder’s capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year. Non-corporate U.S. Holders are eligible for reduced rates of taxation on long-term capital gains. The deductibility of capital losses is subject to limitations.
      A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of Notes unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, that Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States.
Backup withholding and information reporting
      In general, information reporting will apply to principal and interest payments on the Notes and to the proceeds from the sale of Notes that are received by U.S. Holders (other than certain exempt recipients such as corporations).
      A U.S. Holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. Holder, unless the holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove entitlement to this exemption.

Material Bermuda income tax considerations
      Noteholders who are not residents or deemed residents of Bermuda will not be subject to any Bermuda taxation as a result of acquiring the Notes.

Plan of distribution
      Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes only where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.
      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods or resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the performance of our obligations in relation to the exchange offer. We will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act.
Legal matters
      Certain U.S. legal matters with respect to the exchange notes offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and certain Bermuda legal matters with respect to the notes offered hereby will be passed upon for us by Cox Hallett Wilkinson. Two members of Cox Hallett Wilkinson are also officers of NCL.
Experts
      The consolidated financial statements of NCL and its subsidiaries as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Glossary
      Berths. The number of passenger beds on a cruise ship, calculated, in accordance with industry practice, by multiplying the number of passenger cabins by two beds per cabin. Berths do not represent the actual number of passenger beds on a cruise ship. The actual number of beds may be different because it is possible to furnish a cabin on a cruise ship with more or fewer than two beds per cabin.
      Capacity days. A ship’s berths multiplied by the aggregate number of days a ship is available for revenue service.
      Charter. The hire of a vessel for a specified period of time. The contract for a charter is called a charterparty. A vessel is “chartered in” by an end user and “chartered out” by the provider of the vessel.
      Charterer. The individual or company hiring a vessel.
      CLIA. Cruise Lines International Association, a marketing and training organization formed in 1975 to promote cruising. CLIA is composed of 19 of the major North American cruise lines, including NCL, which together represent 97% of the cruise capacity marketed from North America.
      Coastwise trade. Vessel trade between ports within the same governmental jurisdiction. In the United States, coastwise transportation of passengers is governed by the Passenger Vessel Services Act.
      Drydock. Large basin where all the fresh/sea water is pumped out to allow a vessel to dock in order to carry out cleaning and repairs of those parts of a vessel which are below the water line.
      GT. Abbreviation for gross ton, which is a unit of enclosed passenger space on a cruise ship, such that gt = 100 cubic feet or 2.831 cubic meters.
      IMO. International Maritime Organization, a United Nations agency that sets international standards for shipping.
      Jones Act. A common name for the coastwise laws in the United States including the U.S. Merchant Marine Act of 1920, as amended, with regard to the transportation of merchandise and the Passenger Vessel Services Act with regard to the transportation of passengers.
      Load factor. Passenger cruise days divided by Capacity Days and expressed as a percentage, whether taken over a single ship on a single voyage or a series of ships over an extended period. Load factors are often in excess of 100% because cruise ships often have more than two occupants per cabin whereas capacity is calculated on the basis of two beds per cabin.
      MARPOL. The International Convention for the Prevention of Pollution from Ships, an international environmental regulation.
      Project America vessels. One partially constructed vessel and the materials for another vessel that NCL bought from an independent third party, which vessels will be documented under the U.S. flag together with a third reflagged vessel currently sailing under the Bahamas flag in NCL’s fleet.
      SOLAS. The International Convention for the Safety of Life at Sea, an international environmental regulation.
      Terminal. A building in a port through which ship passengers arrive and depart.
      Wetdock. A large, watertight enclosure in which the water is maintained at the high-tide level so that vessels remain constantly afloat.

Report of Independent Registered Certified Public Accounting Firm
Board of Directors and Stockholder
NCL Corporation Ltd.
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholder’s equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As disclosed in Note 14, the Company restated its consolidated balance sheet as of December 31, 2003.
PricewaterhouseCoopers LLP
Miami, Florida
February 15, 2005

NCL Corporation Ltd.
Consolidated Statements of Operations
For the Years Ended December 31, 2002, 2003 and 2004

	2002	2003	2004

	(In thousands of dollars)
Revenues
Passenger ticket revenue	$882,957	$903,879	$920,658
Onboard and other revenues	281,852	326,060	355,026

Total revenue	1,164,809	1,229,939	1,275,684

Operating expenses
Commissions, transportation and other	229,569	224,931	191,332
Onboard and other	107,485	112,370	118,553
Payroll and related	179,045	204,365	243,355
Food	75,358	79,154	81,448
Ship charter costs	—	—	22,046
Other operating	215,012	256,400	262,827

Total operating expenses	806,469	877,220	919,561
Marketing, general and administrative expenses	178,016	186,407	203,934
Depreciation and amortization	92,015	107,257	87,397
Impairment loss	—	18,155	14,500

Total expenses	1,076,500	1,189,039	1,225,392

Operating income	88,309	40,900	50,292

Non-operating (income) expense
Interest income	(1,748)	(802)	(1,434)
Interest expense, net of capitalized interest	53,396	50,849	48,886
Foreign currency translation loss	1,419	2,165	13,022
Other expense (income), net	—	2,201	(1,474)

Total non-operating expense	53,067	54,413	59,000

Net income (loss)	$35,242	$(13,513)	$(8,708)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Balance Sheets
As of December 31, 2003 and 2004

	2003	2004

	(Restated -
	Note 14)
	(In thousands of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$199,141	$172,424
Restricted cash	30,724	28,520
Accounts receivable, net	8,507	10,806
Note from Parent	—	12,325
Consumable inventories	25,235	33,363
Prepaid expenses and others	26,898	20,683
Deferred drydocking costs	7,428	13,497

Total current assets	297,933	291,618
Property and equipment, net	2,640,622	2,499,790
Deferred drydocking costs	3,839	6,943
Goodwill	392,600	392,600
Tradenames	218,538	218,538
Other assets	51,411	75,497

Total assets	$3,604,943	$3,484,986

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Current portion of long-term debt	$476,995	$86,198
Accounts payable	70,988	69,875
Accrued expenses and other liabilities	82,042	113,466
Amount due to Parent	374,846	1,273
Advance ticket sales	188,364	230,601

Total current liabilities	1,193,235	501,413
Long-term debt	1,019,392	1,604,331
Amount due to Parent	366,556	—
Other long-term liabilities	6,033	5,734

Total liabilities	2,585,216	2,111,478

Commitments and contingencies
Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,129,123	1,491,623
Unamortized stock option expense	(768)	(779)
Accumulated deficit	(108,640)	(117,348)

Total shareholder’s equity	1,019,727	1,373,508

Total liabilities and shareholder’s equity	$3,604,943	$3,484,986

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2002, 2003 and 2004

	2002	2003	2004

	(In thousands of dollars)
Cash flows from operating activities
Net income (loss)	$35,242	$(13,513)	$(8,708)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	92,015	107,257	87,397
Impairment loss	—	18,155	14,500
Loss on translation of debt	—	—	9,545
Other	218	115	440
Changes in operating assets and liabilities:
Accounts receivable	957	(926)	(7,559)
Consumable inventories	(7,971)	(1,062)	(7,779)
Prepaid expenses and others	(3,454)	(1,238)	19,125
Deferred drydocking costs	(12,649)	(11,270)	(19,634)
Accounts payable	(2,915)	(15,140)	(1,640)
Accrued expenses and other liabilities	6,645	(5,772)	14,210
Advance ticket sales	35,364	(811)	42,237

Net cash provided by operating activities	143,452	75,795	142,134

Cash flows from investing activities
Capital expenditures	(380,532)	(285,111)	(736,643)
(Increase) decrease in restricted cash	(48,871)	20,038	2,204
Cash paid for acquisition of business, net of cash received	—	—	(4,647)

Net cash used in investing activities	(429,403)	(265,073)	(739,086)

Cash flows from financing activities
Principal repayments on long-term debt	(59,778)	(462,915)	(505,029)
Proceeds from debt	313,461	374,958	1,090,153
Payment of loan arrangement fees	(2,412)	(11,399)	(47,455)
Proceeds from non-interest bearing advances from Parent	67,462	240,771	32,566
Capital contribution from Parent	—	130,400	—

Net cash provided by financing activities	318,733	271,815	570,235

Net increase (decrease) in cash and cash equivalents	32,782	82,537	(26,717)
Cash and cash equivalents at the beginning of the year	83,822	116,604	199,141

Cash and cash equivalents at the end of the year	$116,604	$199,141	$172,424

Supplemental disclosures
Interest paid (net of amounts capitalized)	$46,032	$41,314	$29,633

Non-cash financing activity
Additional paid-in capital recorded for retirement of debt due to Parent	$—	$800,000	$366,753

Payment of loan arrangement fees by Parent	$—	$4,291	$112

      During the year ended December 31, 2004, the Company transferred $804,871 in property and equipment, $19,675 in other assets and $403,200 in related debt to its Parent in exchange for a $46,500 note receivable and settlement of $374,846 in due to Parent (Note 3).
      During the year ended December 31, 2003, the Company reclassified $19,675 in insurance receivables from property and equipment to other assets.
The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Consolidated Statements of Changes in Shareholder’s Equity
For the Years Ended December 31, 2002, 2003 and 2004

	Common Stock		Additional	Unamortized
			Paid-in	Stock Option	Accumulated
	Shares	Amount	Capital	Expense	Deficit	Total

	(In thousands of dollars, except common stock data)
Balance, January 1, 2002	12,000	$12	$198,723	$(1,101)	$(130,369)	$67,265
Accretion of stock option expense	—	—	—	218	—	218
Net income for the year	—	—	—	—	35,242	35,242

Balance, December 31, 2002	12,000	12	198,723	(883)	(95,127)	102,725
Accretion of stock option expense	—	—	—	115	—	115
Contribution from the Parent (Notes 5 and 9)	—	—	930,400	—	—	930,400
Net loss for the year	—	—	—	—	(13,513)	(13,513)

Balance, December 31, 2003	12,000	12	1,129,123	(768)	(108,640)	1,019,727
Issuance of stock options	—	—	451	(178)	—	273
Accretion of stock option expense	—	—	—	167	—	167
Contribution from the Parent (Notes 3, 5 and 9)	—	—	362,049	—	—	362,049
Net loss for the year	—	—	—	—	(8,708)	(8,708)

Balance, December 31, 2004	12,000	$12	$1,491,623	$(779)	$(117,348)	$1,373,508

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements

1.	Description of business and organization
      On December 15, 2003, NCL Corporation Ltd. was incorporated in Bermuda as a wholly-owned subsidiary of Star Cruises Limited (“Star Cruises” or the “Parent”). In connection with the formation of NCL Corporation Ltd. (the “Company”), Star Cruises transferred the stock it held in Arrasas Limited (“Arrasas”) to the Company. This transaction has been accounted for at historical cost since the Company and Arrasas are under the common control of Star Cruises. The accompanying consolidated financial statements have been prepared as if the Company was in existence on January 1, 2002. Accordingly, shareholder’s equity in the accompanying balance sheet has been adjusted as of January 1, 2002 to reflect the capital structure of the Company for all periods presented.
      Arrasas was incorporated in the Isle of Man on August 18, 1997 as a wholly owned subsidiary of Star Cruises Services Limited (“SCSL”), a company incorporated in the Isle of Man. On November 9, 1999, Star Cruises, the holding company and a company, which was originally incorporated in the Isle of Man and continued into Bermuda with limited liability on October 9, 2000, acquired the entire issued and paid-up common stock of Arrasas from SCSL. Golden Hope Limited (“GHL”), a company incorporated in the Isle of Man, acting as trustee of the Golden Hope Unit Trust controls Arrasas by virtue of its control of Arrasas’ holding company.
      In December 1999, Arrasas acquired an interest of approximately 38.6% in NCL Holding ASA (“NCLH”), a company incorporated under the laws of the Kingdom of Norway. As a result of mandatory offers for all outstanding common stock made on January 13, 2000, Arrasas acquired a further interest in NCLH resulting in Arrasas owning, including common stock previously held by Arrasas, a total interest of about 84.5% of NCLH’s outstanding shares. Approximately 10.9% of the NCLH’s outstanding shares were held by companies related to, but not subsidiaries of Arrasas.
      On November 29, 2000, Arrasas acquired a further 10.9% equity interest in NCLH from these certain other companies affiliated to GHL resulting in Arrasas holding approximately 95.4% equity interest in NCLH. These companies included Resorts World Limited, a substantial shareholder of Star Cruises; Genting Overseas Holding Limited, a wholly owned subsidiary of Genting Berhad (“GB”); and Palomino Limited, an indirect subsidiary of GB. GB is a company in which Tan Sri Lim Kok Thay, a director of the Company, has a deemed interest. Thereafter, Arrasas exercised its right under the Norwegian Law to initiate a compulsory acquisition of the remaining NCLH common stock that it did not own. On November 30, 2000, NCLH became a wholly owned subsidiary of Arrasas.
      As of December 31, 2004, the Company through its wholly owned subsidiaries marketed its cruises under two principal brand names, Norwegian Cruise Line, including NCL America, and Orient Lines. As of December 31, 2004, the Company operates eleven ships offering cruises in Antarctica, Caribbean, Bermuda, Alaska, Europe, Hawaii, New England, Central and South America.

2.	Summary of significant accounting policies
      The following accounting policies have been used consistently in the preparation of the consolidated financial statements:

Basis of presentation
      The consolidated financial statements include the financial statements of the Company and all of its wholly owned subsidiary companies and have been prepared in accordance with generally accepted accounting principles in the United States of America. All significant intercompany accounts and transactions are eliminated in consolidation.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)

Use of estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expense recognition
      Deposits received from customers for future voyages are recorded as advance ticket sales until such passenger revenue is earned.
      Revenues are recognized when the relevant services have been rendered. Passenger ticket revenue and all associated direct costs of a voyage, are generally recognized on a pro rata basis over the period of the voyage. Future travel vouchers issued to guests are recorded as a reduction of revenues when such vouchers are utilized. Where services are provided on credit, ongoing credit evaluations are performed and potential credit losses are expensed at the time accounts receivable are estimated to be uncollectible.
      Interest income and expense is recognized on an accrual basis, taking into account the principal amount outstanding and the interest rates applicable.
      Accounts receivable are shown net of an allowance of $0.8 million and $2.5 million at December 31, 2003 and 2004, respectively.

Advertising costs
      The Company’s advertising costs are charged to expense as incurred. Costs incurred that result in tangible assets, including brochures are treated as prepaid supplies and charged to expense as consumed. Advertising costs of approximately $6.1 million and $4.9 million as of December 31, 2003 and 2004, respectively, are included in prepaid expenses and others. Advertising costs totaled $73.4 million, $72.2 million and $75.2 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Drydocking expenses
      Costs associated with drydocking a ship are deferred and charged to expense over the period to that ship’s next scheduled dry docking, which is generally two to three years. Amortization expense of drydocking expenses for the years ended December 31, 2002, 2003 and 2004 was $8.8 million, $11.5 million and $10.5 million, respectively.

Start-up expenses
      Start-up expenses, which primarily consist of expenses incurred when deploying a new ship from the yard to its port of operation, including crew payroll and ship expenses, are expensed as incurred and are included in operating expenses.

Income taxes
      During 2001, Arrasas completed a restructuring of NCLH and its subsidiaries. In connection with the restructuring, Norwegian Cruise Line Limited (“NCLL”), a Bermuda based operating subsidiary, became a directly held subsidiary of Arrasas and accordingly the profits of NCLL are no longer subject to taxation in Norway. NCLH and NCL Cruises Limited remain within the Norwegian tax regime and are currently dormant.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
      The Company was incorporated in Bermuda in 2003 when Star Cruises transferred the stock it held in Arrasas to the Company (see Note 1). As part of the Reorganization (see Note 3), various subsidiaries of Arrasas were regrouped under two wholly owned subsidiaries, either a Bermuda company (subsidiaries that own and operate Bahamas flagged ships) or a Delaware company (subsidiaries that own and operate U.S. flagged ships).
      The Company’s operations in the United States are not subject to United States federal income taxes due to the provisions of Section 883 of the Internal Revenue Code of 1986 (the “Code”), which provides the Company with an exemption from income taxation by the United States with respect to its income derived from the international operation of the ships (“Shipping Income”). Section 883 provides that a foreign corporation will qualify for the exemption if (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption for Shipping Income of sufficiently broad scope to a United States corporation (“Equivalent Exemption”) and (ii) more than 50% in value of its shares is directly or indirectly owned by individuals who are resident of one or more foreign countries which grant an Equivalent Exemption (the “Stock Ownership Test”). In addition, Section 883 and the regulations thereunder provide that a foreign corporation satisfies the Stock Ownership Test if more than 50% of the value of its outstanding shares is owned by another foreign corporation whose stock is primarily and regularly traded in an established securities market in the United States or another qualifying country, such as Hong Kong.
      Management believes that the Company’s Shipping Income, which is substantially all of the Company’s income, is exempt from the United States federal income taxes because (i) the Company’s country of incorporation, Bermuda, grants an Equivalent Exemption (Bermuda does not impose a tax on income or capital gains on corporations in Bermuda) and (ii) the Company meets the Stock Ownership Test because more than 50% in value of the Company’s stock is directly or indirectly owned by individuals residing in Equivalent Exemption jurisdictions. In addition, 100% of the value of the outstanding shares of the Company is owned by another foreign corporation that is publicly traded in Hong Kong, a qualified foreign country. If the Company was found not to be exempt from United States federal income taxes, as described above, then the Company’s Shipping Income, to the extent derived from U.S. sources, could be taxed on a net basis at graduated U.S. federal corporate income tax rates (currently, a maximum of 35%). The Company would also be subject to a 30% federal branch profits tax under Section 884 of the Code, generally on the portion of such income that was derived from U.S. sources each year to the extent such income was not properly viewed as reinvested and maintained in the U.S. business of the Company. Interest paid or accrued by the Company could also be subject to branch interest taxes under Section 884 of the Code and could be treated as U.S. source interest.
      On August 26, 2003, the United States Treasury issued final regulations interpreting Section 883 of the Code. These final regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of single-day shore excursions, air and other transportation, and pre- and post-cruise land packages. The final regulations will be effective for the Company’s 2005 taxable year.
      Arrasas and certain other subsidiaries of the Company which are incorporated in the Isle of Man, are not subject to income tax in the Isle of Man in respect of activities undertaken outside the Isle of Man.
      Income derived from the operation of the Company’s U.S.-flagged operations is subject to tax on a net basis at the graduated U.S. federal corporate income tax rates generally applicable to corporations organized in the United States. U.S. source dividends paid by this subsidiary generally would be subject to a 30% withholding tax. The subsidiaries that own and operate U.S. flagged ships have elected, under U.S. income tax regulations, to be treated as disregarded entities for U.S. federal income tax purposes. Therefore, these subsidiaries are not required to file a U.S. federal income tax return; rather, they are

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
treated as branches of the Delaware subsidiary of the Company and their items of income, deduction, gain, loss and credit will be reported in the U.S. federal income tax return of the Delaware subsidiary of the Company.
      Deferred tax assets and liabilities are calculated in accordance with the liability method. Deferred income taxes are provided for temporary differences between the financial statements and the tax basis of assets and liabilities, and operating loss carryforwards. Deferred taxes are recorded using the currently enacted tax rates that apply in the periods differences are expected to reverse. Deferred taxes are not discounted. In conjunction with business acquisitions, the Company records acquired deferred assets and liabilities.
      The Company provides a valuation allowance on deferred tax assets when it is more likely than not that such assets will not be realized. With respect to acquired deferred tax assets, future reversals of the valuation allowance will first be applied against goodwill and other intangibles before recognition of a benefit in the consolidated statement of operations.

Stock-based compensation
      The Company accounts for stock-based compensation using the intrinsic-value method for stock options issued to the Company’s employees and discloses certain fair market value pro forma information with respect to its stock-based compensation activities. The Company accounts for stock-based compensation using the grant-date fair value for stock options issued to individuals who are not employees of the Company but provide services to the Company.
      At December 31, 2004, the Company had stock options granted under the “Post-Listing Employee Share Option Scheme” and the stock option grant in 2000 to an executive of the Company. The Company has recognized stock-based employee compensation cost for the years ended December 31, 2002, 2003 and 2004. The compensation expense relates to the grant in 2000 to an executive because there was a difference at the time of grant between the exercise price and the fair market value of the underlying shares, to the grant in 2004 to employees because there was a difference at year-end between the exercise price and the fair market value of the underlying shares, and to the grant to former employees who are allowed to retain certain vested options upon leaving the Company. For options granted in 2000 pursuant to the “Post-Listing Employee Share Option Scheme,” the Company did not recognize stock-based employee compensation cost as the quoted market price of Star Cruises’ common stock did not exceed the strike price of the outstanding stock options at December 31, 2002, 2003 and 2004 (see Note 13).
      The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in thousands of dollars):

	Year Ended December 31,

	2002	2003	2004

Net income (loss), as reported	$35,242	$(13,513)	$(8,708)
Add: total stock-based employee compensation expense included in reported net income	218	115	440
Deduct: total stock-based employee compensation exposure determined under fair value based method for all awards	(305)	(4,201)	(2,373)

Proforma net income (loss)	$35,155	$(17,599)	$(10,641)

      The weighted average fair value of options granted to employees during each of the years ended December 31, 2002, 2003 and 2004 was $0.27, $0.27 and $0.16, respectively. The Binomial option pricing

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
model used to determine the fair value information for stock options granted was based on the following assumptions:

	Year Ended December 31,

	2002	2003	2004

Dividend yield	—	—	—
Expected stock price volatility	57.8%	59.2%	40.2%
Risk-free interest rate	1.6%	1.6%-4.6%	3.4%
Expected option life	10 years	10 years	10 years

Segment reporting
      The Company has determined that its ships operate in a single reportable and operating segment under two principal brand names, Norwegian Cruise Lines, including NCL America, and Orient Lines. Since each ship’s operations constitute a business where discrete financial information is available and management regularly reviews operating results, these operations are each considered a reporting unit. These reporting units have been aggregated as a single operating segment as a result of the similarity of products and services provided and of economic characteristics.
      Although the Company sells cruises on an international basis, its revenues are attributed principally to passengers in North America. For the years ended December 31, 2002, 2003 and 2004, revenues attributable to passengers in North America were approximately 86%, 89% and 89%, respectively.

Cash and cash equivalents
      Cash and cash equivalents include investments with original maturities of three months or less when purchased that are readily convertible to known amounts of cash with no significant risk of changes in value and are stated at cost, which approximates market value. The Company places its cash and cash equivalents with high quality financial institutions.

Foreign currency
      The Company’s financial statements are presented in United States (“U.S.”) dollars. The U.S. dollar is also the functional currency of the Company and the majority of its subsidiaries. Transactions in currencies other than U.S. dollars (“foreign currencies”) are translated into U.S. dollars at exchange rates in effect at the transaction dates. Monetary assets and liabilities expressed in foreign currencies are translated at exchange rates at the balance sheet date. All such exchange differences are reflected in the consolidated statements of operations in non-operating (income) expense. At December 31, 2004, the Company had long-term debt denominated in Euros with a balance of $105.4 million. The loss resulting from the translation of such debt amounted to approximately $9.5 million for the year ended December 31, 2004. Other net foreign currency transaction losses for the years ended December 31, 2002, 2003 and 2004 were $1.4 million, $2.2 million and $3.5 million, respectively.

Leases
      Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental payments applicable to such operating leases are recognized on a straight-line basis over the lease term.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)

Property and equipment
      Property and equipment are recorded at cost. Major renewals and improvements are capitalized while the cost of repairs and maintenance are charged to expense as incurred. Gains or losses on the sale of property and equipment are recorded as a component of operating income in the consolidated statement of operations.
      Depreciation is computed on the straight-line basis over the estimated useful lives of the assets after a 15% reduction for the estimated salvage values of ships as follows:

Useful Life

Ships	18-30 years
Other property and equipment	3-10 years
      Interest costs associated with the construction of the cruise ships are capitalized during the construction period and amounted to $5.6 million, $4.3 million and $17.4 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Software development costs
      Deferred software development costs consist principally of salaries and fringe benefits of certain programmers and system analysts and outside consultant fees incurred in connection with the enhancement of significant internal data processing systems. These costs are amortized when the software is available for use using the straight-line method over the estimated useful life, not to exceed ten years. Net deferred software development costs amounted to approximately $13.2 million and $15.3 million as of December 31, 2003 and 2004, respectively, and are included in other assets. Amortization of software development costs approximated $1.1 million, $0.7 million and $2.0 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Goodwill and tradenames
      Effective January 1, 2002, the Company ceased the amortization of goodwill and other indefinite lived intangible assets. The Company is required to perform an impairment review of goodwill utilizing a two-step process upon adoption, annually thereafter, and whenever there is an event or change in circumstances that would indicate that the carrying value of these assets may not be fully recoverable. In addition, tradenames are estimated to have an indefinite useful life and, therefore, are not subject to amortization. The Company reviews tradenames for impairment annually or more frequently when events or circumstances indicate that the tradename may be impaired.
      The Company has concluded that its business has a single reportable and operating segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. The Company’s reporting units have similar economic characteristics, including similar margins, therefore, the Company aggregates all of the reporting units in assessing goodwill.
      The impairment review of goodwill is based on the expected future cash flows of the ships. The impairment review considers fair value estimated by the guideline company method which utilizes market values of companies with similar operations and the transaction approach whereby the Company estimates fair value based on a recent sale transaction of a similar company.
      The Company completed the initial impairment of goodwill as of January 1, 2002 and determined that goodwill and other indefinite lived identifiable intangible assets were not impaired. In addition, the

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
Company completed its annual impairment test in the fourth quarter of 2002 and 2004 and determined that goodwill and indefinite lived identifiable intangible assets were not impaired.
      The Company completed the annual impairment test in the fourth quarter of 2003 and determined that the tradename of Orient Lines was impaired as a result of the decision in 2003 to leave only one ship in the Orient Lines brand. As a result, the Company recorded an impairment loss of $15.0 million related to the Orient Lines tradename for the year ended December 31, 2003, which is the amount that the book value of the tradename exceeded the estimated fair value based on estimated current market royalty rates and anticipated revenues associated with the Orient tradename. The Company determined that goodwill was not impaired in the fourth quarter of 2003.
      At December 31, 2003 and 2004, the balance of tradenames of $218.5 million consists of $202.5 million related to the Norwegian Cruise Line tradename and $16.0 million related to the Orient Lines tradename.

Recoverability of long-lived assets
      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The Company estimates fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.
      During the year ended December 31, 2003, as a result of the accident on the Norway which caused physical damage to the ship and resulted in the ship being removed from the fleet, the Company performed a review of the carrying value of such ship since such events indicated that the carrying amount of the ship may not be recoverable. As a result of such review, the Company recorded an impairment charge of $22.9 million for the year ended December 31, 2003 related to the write down in the carrying value of such ship to its fair value based on the estimated selling price, net of transaction costs. In the same period, the Company also recorded an estimated recovery in the amount of $19.7 million to be received from the insurance company for the physical damage to the ship as a result of the accident. The recovery was recorded as an offset to the impairment charge, resulting in a net impairment charge of approximately $3.2 million for the year ended December 31, 2003.
      The receivable from the insurance company in the amount of $19.7 million was classified as a long-term other asset at December 31, 2003 as the Company was unable to determine the exact timing of the collection of such amounts due to ongoing discussion with the insurance company and the ultimate decision with respect to repair the ship or to sell the ship on an “as is” basis (see Note 3).

Consumable inventories
      Consumable inventories mainly consist of provisions, supplies, engine and ship spare parts and are carried at the lower of cost determined on a weighted average basis or net realizable value.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)

Loan arrangement fees
      Costs incurred in connection with the arranging of loan financing have been deferred and amortized over the life of the loan agreement. The amortization expense for the years ended December 31, 2002, 2003 and 2004 were $2.4 million, $4.1 million and $3.9 million, respectively.

Financial instruments
      The Company enters into derivative instruments, primarily forward contracts, to limit its exposure to fluctuations in foreign currency exchange rates. The criteria used to determine whether a transaction qualifies for hedge accounting include the correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and the effectiveness of the hedge. The Company uses forward contracts to manage foreign currency exchange rate risk related to certain projected cash flows and foreign currency commitments. Changes in the market value of forward contracts that hedge foreign currency commitments to construct a cruise ship are deferred and included in the cost of the ship when the commitment is paid. To the extent that an instrument is not effective as a hedge, gains and losses are recognized in the consolidated statement of operations as a gain or loss on foreign exchange.

Restricted cash
      Restricted cash consists of cash collateral in respect of certain loan agreements, letters of credit and other obligations including requirements imposed by the Company’s credit card processor in 2003 (see Note 11(f)).

New pronouncement
      In December 2004, Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004) “Share-Based Payment”, was issued. This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (Revised 2004) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective for the Company for the quarter ending September 30, 2005 and applies to all awards granted after the effective date, to awards modified, repurchased, or cancelled after that date and to outstanding awards for which the requisite service has not been rendered. The Company has not yet determined the impact that this statement will have on its consolidated financial position or results of operations.

Reclassifications
      Certain prior year balances have been reclassified to conform to the current year’s presentation.

3.	Reorganization
      On April 23, 2004, the Company and Star Cruises completed the Reorganization transaction which included the formation of NCL Corporation Ltd. in December 2003 (see Note 1).
      In connection with the Reorganization, the Company transferred six ships at their existing net book values of approximately $778.0 million on April 23, 2004 along with approximately $403.2 million of existing debt associated with these ships on such date pursuant to the $623.0 million Facility Fleet Loan. The difference of approximately $374.8 million between the net book value of the ships on April 23, 2004

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
and the outstanding balance on the $623.0 million Fleet Facility Loan on such date was recorded as a reduction of the Company’s amount due to Parent on the date of the transaction.
      In addition, on April 23, 2004 in connection with the Reorganization, Star Cruises agreed to forgive additional amounts owed by the Company to Star Cruises at December 31, 2003. Therefore, the Company recorded additional paid-in capital as a result of the capital contribution during the year ended December 31, 2004 from Star Cruises of approximately $366.6 million that was previously shown as due to Parent on the Company’s consolidated balance sheet prior to the Reorganization.
      Substantially all of the guarantees and mortgages that had been provided by the Company’s subsidiaries to the lenders of Star Cruises were released, while substantially all of the guarantees provided by Star Cruises to the lenders of the Company were released. The Company’s lenders were provided guarantees of the Company in lieu of the previous guarantees provided by Star Cruises.
      After the transfer of the six ships to Star Cruises, the Company entered into charter agreements for the six ships with Star Cruises for periods ranging from one to six years. The Company will pay charter expense of approximately $83,000 per day for the six ships. During such charter periods, the Company will continue to operate and maintain such ships. The Company is required to return the ships at the end of term of the charter agreements in the same condition as when the ships were delivered to the Company at the commencement of the charter term.
      In addition, on April 23, 2004, the Company transferred the ship, the Norway, and a related $19.7 million insurance receivable to Star Cruises in exchange for a non-interest bearing promissory note in the amount of $46.5 million. The promissory note or a portion of the outstanding balance thereof is payable to the Company by Star Cruises at the time of disposal of the ship and the recovery of certain amounts from the insurance syndicate who insured the ship in May 2003 at the time there was an incident onboard. The face value of the promissory note represented the Company’s carrying value of the Norway on April 23, 2004, which estimated the anticipated proceeds from the sale of the ship, and the estimated amount to be recovered from the insurance syndicate. In the event the net proceeds from the sale of the ship and the recovery of certain amounts from the insurance syndicate did not equal the $46.5 million face value of the promissory note, the amount payable pursuant to the promissory note would be reduced by an equivalent amount. Correspondingly, to the extent such proceeds exceeded the $46.5 million face value of the promissory note, such additional amount would be paid by Star Cruises to the Company.
      In September 2004, the Company reached a final settlement with the insurance syndicate in connection with the incident on the ship. As a result of the final settlement, in October 2004, the Company received $19.7 million in cash that reduced the outstanding balance of the promissory note to $26.8 million. Subsequently, management determined the probability of finding a qualified third party buyer in the foreseeable future was not likely and accordingly, in the fourth quarter of 2004, the Company recorded an impairment charge in the amount of $14.5 million to reduce the carrying value of the promissory note to the ship’s estimated salvage value, approximately $12.3 million, at December 31, 2004.
      The promissory note is classified as a current asset at December 31, 2004 in the accompanying consolidated balance sheet as the Company anticipates that Star Cruises will settle the promissory note by remitting to the Company not less than $12.3 million within twelve months from December 31, 2004.
      In July 2004, the Company transferred cash to Star Cruises in connection with the purchase of the Norwegian Spirit (see Note 4). Approximately $4.7 million of the amount transferred was accounted for as a reduction of additional paid-in capital for the year ended December 31, 2004. Such amount represented the excess of amount transferred by the Company to Star Cruises in connection with the purchase of the Norwegian Spirit over the net book value of the ship on the books of Star Cruises at the time of the transaction.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)

4.	Property and equipment
      Property and equipment at December 31, 2003 and 2004 consists of the following (in thousands of dollars):

	2003	2004

Cruise ships	$2,589,941	$1,964,029
Vessels under construction	274,461	649,681
Other property	45,995	41,327

	2,910,397	2,655,037
Less: accumulated depreciation	(269,775)	(155,247)

	$2,640,622	$2,499,790

      Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was $82.1 million, $95.1 million and $74.9 million, respectively.
      On January 14, 2004, a vessel under construction, Pride of America, took on excessive amounts of water and partially sank during a severe storm while under construction at the Lloyd Werft Bremerhaven (“Lloyd Werft”) shipyard in Germany causing a delay in the completion of the ship. The Pride of America is insured against construction risks with underwriters and on terms approved by the Company, the shipyard and the lenders.
      Subsequent to the incident described above, Lloyd Werft filed for bankruptcy protection in Germany and a receiver was appointed to operate the shipyard. The appointment of the receiver resulted in a potential event of default for the ship financing. In addition, the ship financing requires delivery of the ship no later than October 29, 2004. In April 2004, the Company obtained a waiver from the lenders financing the construction of the ship of the potential events of default.
      The Pride of America is insured against construction risks. In July 2004, a settlement agreement was reached whereby Lloyd Werft will receive insurance proceeds for their losses. Additionally, the Company reached an agreement with Lloyd Werft and their receiver regarding the timing and cost of completing the construction of the ship. The Company anticipates that Lloyd Werft’s insurance settlement proceeds and the financing that the Company currently has in place will be sufficient to fund the completion of the ship, and based on current estimates, the Company expects to take delivery of the Pride of America in the summer of 2005. The Company agreed to pay the shipyard Euros 165 million (approximately $213.3 million based on the exchange rate of 1.3538 at December 31, 2004) to complete the construction of the ship pursuant to the settlement.
      In connection with the delay in the Pride of America’s delivery, Lloyd Werft has agreed to pay the Company Euros 30 million (approximately $40.6 million based on the exchange rate at December 31, 2004) in compensation for the delay in delivery of the ship. The payment of such amount is subject to various provisions including savings realized from renegotiations with subcontractors, subsequent profits of Lloyd Werft, etc. Such amounts may not be realized by the Company for a period of up to six years from the delivery of ship. The Company has not recognized such compensation in the accompanying financial statements due to uncertainty with respect to the payment of such compensation.
      As of December 31, 2003, the Company had forward contracts maturing every two months with a notional amount of $160.7 million to hedge the Euro-denominated shipbuilding commitment for the Pride of America. As a result of the delay in the completion of the ship, the Company terminated their involvement with the remaining forward contract in February 2004. The fair value of the forward contract was $16.1 million on the date of the termination of which $14.9 million offsets the change in the fair value

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
of the foreign currency denominated ship construction commitment. The Company recorded a gain of $1.2 million in the other income (expense), net, for the year ended December 31, 2004.
      On July 16, 2004, the Company purchased the Norwegian Spirit from Star Cruises for approximately $307.6 million, which represents the net book value of the ship at the date of the transaction including reimbursement for certain deferred drydocking costs and other spare parts. The Company utilized the proceeds from the Senior Secured Credit Facility and the Senior Notes to finance the purchase of the ship (see Note 8).

5.	Acquisition of NCLH
      As described in Note 1, in November 2000, the Company initiated a compulsory acquisition of the remaining stock of NCL Holding ASA (“NCLH”) that it did not own at NOK13 per share. The redemption offer period following the compulsory acquisition lapsed on February 7, 2001. A petition for the valuation request was filed by the Company in late October 2001 at the Oslo City Court. On December 5, 2003, the Oslo City Court fixed the redemption price for the objecting shareholders at NOK25 per share and required the Company to pay those minority shareholders who rejected the offer NOK25 per share. On January 8, 2004, the Company appealed. The appeal court commenced hearing the appeal on April 4, 2005, and is conducting a fresh valuation proceeding to determine the redemption price again with respect to these approximately 1.8 million shares. The Company believes that it has meritorious defenses of these claims and, accordingly, is defending vigorously this action.
      In addition, the terms of the respective stock purchase agreements to purchase the 10.9% equity interest in NCLH from companies affiliated with GHL (see Note 1), require that in the event the Company pays more than NOK15 per share in any subsequent transactions, the Company will be required to pay to these affiliated companies the difference between the higher price per share and NOK15 per share. In the event the Company is not successful with the appeal described above, the Company will be required to pay an additional NOK10 per share (representing the amount in excess of NOK15 per share). At December 31, 2004, if the Company had been required to pay the additional NOK10 per share to these affiliated companies, the Company would have paid approximately $48.0 million (based on the exchange rate at December 31, 2004). The Company will record additional amounts paid to the minority shareholders as a result of a final determination of the Oslo City Court or as a result of the terms of the respective stock purchase agreements described above as additional purchase price at the time such amounts are finally determined.
      Effective December 31, 2003, the Company entered into an agreement with Star Cruises in which Star Cruises has agreed to pay the costs of certain legal and other costs associated with the above described matter. In addition, Star Cruises has agreed to reimburse the Company for certain amounts paid to companies affiliated with GHL who owned 10.9% equity interest and will be paid additional amounts as a result of the settlement. For the years ended December 31, 2003 and 2004, the Company recorded legal and other costs as other expenses in the amount of $2.2 million and $0.2 million, respectively, related to this matter. The Company recorded a capital contribution related to the reimbursement of such costs in a similar amount that were recorded by the Company during these years.
      On April 6, 2001, a complaint was filed in the United States District Court for the Southern District of New York against Star Cruises, Arrasas (collectively, “Star”) and the Bank of New York (“BONY”). The plaintiff claimed that Star violated the U.S. securities laws by making false and misleading disclosures in connection with Star’s mandatory offer for the shares of NCLH, and that Star was unjustly enriched in connection with Star’s acquisition of American Depositary Receipts (“ADRs”) of NCLH previously beneficially owned by the plaintiffs. Except for its claim for unjust enrichment, the plaintiff’s claims against Star were dismissed. The plaintiff also claims that BONY breached the deposit agreement governing NCLH’s ADR program when BONY accepted Star’s subsequent offer. On May 14, 2001,

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
BONY filed cross-claims against Star as well as third party claims against the Company, alleging that these entities are liable to BONY for any amount for which BONY may be held liable under the original claims. Following the dismissal, BONY repealed certain claims. With the exception of BONY’s claim for contractual indemnification for its attorneys’ fees and costs against NCLH, on January 20, 2005, the Court granted summary judgment in favor of NCLH against BONY. The Court also restored NCLH’s claim for contractual indemnification for its attorneys’ fees and costs against BONY. On September 5, 2001, a purported class action was filed against Star and BONY by other holders of NCLH’s ADRs asserting similar claims as those in the original action. On March 9, 2004, the Court dismissed the purported class action against Star. BONY filed the same cross-claims against Star. On January 20, 2005, the Court granted summary judgment in favor of Star against BONY. Pursuant to the applicable appellate rules, an appeal cannot proceed until BONY’s and NCLH’s claims for indemnification are restored. While it is difficult to weigh the likelihood of an appeal at this time, the Company’s counsel believes that the strong language of the Court’s orders will make appellate success difficult. The Company believes it has meritorious defenses to the claims and, accordingly, is defending vigorously this action.
      Effective December 31, 2003, the Company entered into an agreement with Star Cruises in which Star Cruises has agreed to pay all legal and other costs that the Company incurs as a result of this matter.

6.	Acquisition of Hawaiian tour bus company
      In November 2004, the Company acquired all of the outstanding shares of Polynesian Adventure Tours, Inc., a tour bus operator in Hawaii which had previously provided the Company with shore excursions. The purchase price was approximately $4.6 million, net of cash acquired.
      The results of operations of the tour bus company have been included in the Company’s consolidated financial statements from the date of acquisition. The acquisition of the tour bus company would not have a material impact on the Company’s consolidated results of operations for the years ended December 31, 2003 or 2004 if the transaction had occurred on January 1, 2003.

7.	Accrued expenses and other liabilities
      Accrued expenses and other liabilities as of December 31, 2003 and 2004 consists of the following (in thousands of dollars):

	2003	2004

Payroll, taxes and related benefits	$14,417	$22,294
Interest	5,837	25,172
Port charges	5,548	4,729
Commissions	6,711	5,224
Legal matters	17,187	11,560
Others	32,342	44,487

	$82,042	$113,466

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)

8.	Long-term debt
      Long-term debt as of December 31, 2003 and 2004 consists of the following (in thousands of dollars):

	2003	2004

10 5/8% Senior Notes due 2014	$—	$250,000
$800.0 million Senior Secured Credit Facility	—	540,000
$626.9 million Syndicated Term Loan	564,230	271,666
$210.0 million Norwegian Sky Loan	154,000	—
$623.0 million Facility Fleet Loan	403,200	—
$225.0 million Norwegian Sun Loan	225,000	207,000
Euro 298 million Pride of America Loans	149,957	259,066
$334.1 million Norwegian Jewel Loan	—	113,377
Euro 308.1 million Pride of Hawaii Loan	—	47,212
Other long-term debt obligations	—	2,208

	1,496,387	1,690,529
Less: Current portion	(476,995)	(86,198)

	$1,019,392	$1,604,331

10 5/8% Senior Notes due 2014
      In July 2004, the Company closed on $250.0 million Senior Notes due 2014 (the “Senior Notes”). The Senior Notes bear interest at 10 5/8% payable semi-annually. The Senior Notes are unsecured senior obligations of the Company and rank equally with all of the Company’s existing and future senior unsecured debt. The Company may redeem all or a portion of the Senior Notes at any time after July 15, 2009. In addition, the Company may redeem a portion of the Senior Notes using the cash proceeds of certain equity offerings completed before July 15, 2007. The Company is also required to repurchase the Senior Notes if the Company sells substantially all of its assets or experiences a change in control, as defined.

$800.0 million Senior Secured Credit Facility
      In July 2004, the Company entered into a $800.0 million Senior Secured Credit Facility (“Senior Secured Credit Facility”) consisting of a $300.0 million term loan and a $500.0 million revolving credit facility with a syndicate of international banks. Loans under the Senior Secured Credit Facility and the proceeds of the Senior Notes were used to refinance certain indebtedness of the Company, to fund the purchase of the Norwegian Spirit (see Note 4), and for general corporate purposes including new ship construction.
      Loans under the Senior Secured Credit Facility bear interest at a varying rate according to the London Interbank Offer Rate (“LIBOR”) plus a margin between 1.5% — 1.7% (3.36% to 4.27% at December 31, 2004) and mature on the sixth anniversary of the signing of the loan documentation. The term loan, which was funded at closing, requires semi-annual principal reductions totaling $17.5 million, with the remaining unpaid principal balance due at maturity. The revolving credit facility allows the Company to borrow on a revolving basis at any time prior to maturity, with all outstanding amounts then due. In regards to the revolving credit facility, the Company is required to pay quarterly a commitment fee equal to approximately 40% per annum of applicable margin on the unutilized commitment.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)

$626.9 million Syndicated Term Loan
      In June 1999, a syndicated term loan was obtained by the Company to partially finance the construction of Norwegian Star and Norwegian Dawn, which in October 2001, was amended to provide for borrowings of up to $626.9 million. The syndicated term loan bears interest at rates which vary according to LIBOR and is repayable in 24 semi-annual installments commencing 6 months from the relevant ship delivery dates, with balloon payments to be paid on the relevant maturity dates. In July 2004, the Company repaid the $261.2 million outstanding balance related to the Norwegian Star with the proceeds from the Senior Notes and the Senior Secured Credit Facility. The outstanding balance related to the Norwegian Dawn was bearing a rate of 4.03% at December 31, 2004.

$210.0 million Norwegian Sky Loan
      The Company entered into a non-cancelable loan agreement with a syndicate of banks to finance repayment of an existing loan and payments in connection with the construction of Norwegian Sky. In July 1999, the Company borrowed $210.0 million under this Loan Agreement. This loan had an interest rate, which varied according to LIBOR, and was repayable in 20 equal semi-annual installments with a balloon payment due in July 2009. In July 2004, this loan was repaid with the proceeds of the Senior Secured Credit Facility.

$623.0 million Facility Fleet Loan
      In December 1999, the Company obtained a $510.0 million reducing revolving credit facility with a syndicate of banks (the “Facility”) to refinance certain debt facilities of the Company, which was subsequently amended to provide for borrowings of up to $623.0 million. The Facility had an interest rate which varied according to the LIBOR based on the ratio of funded debt to consolidated Earnings Before Interest, Taxation, Depreciation and Amortization, as defined, for the latest 12-month period. The Facility was scheduled to mature in December 2004 and, as a result, the outstanding balance of $403.2 million at December 31, 2003 was classified as a current liability. In connection with the Reorganization (see Note 3), the outstanding balance was transferred to and refinanced by Star Cruises.

$225.0 million Norwegian Sun Loan
      In May 2000, the Company obtained a permanent financing commitment (“Norwegian Sun Loan Agreement”) from a syndicate of banks to provide up to $225.0 million in loans to finance the construction costs of the Norwegian Sun. In August 2001, the Company borrowed $225.0 million under the Norwegian Sun Loan.
      In July 2003, the Company entered into a new agreement which refinanced the Norwegian Sun Loan with a syndicate of international banks. Pursuant to the new agreement, the amounts are due in 16 semi-annual installments with a balloon payment due in July 2011. The amount bears interest at a rate which varies according to LIBOR (3.27% at December 31, 2004).

Euro 298.0 million Pride of America Loans
      In April 2003, the Company entered into two loans with a syndicate of international banks for the equivalent amount in U.S. dollars of up to an aggregate of Euro 298.0 million (approximately $116.2 million on the undrawn amount, based on the exchange rate at December 31, 2004) for the purpose of part-financing the completion of the vessel, the Pride of America. The outstanding balance at December 31, 2004 of $259.1 million consists of $200.9 million denominated in U.S. dollars and $58.2 million denominated in Euro. These loans are repayable in 24 semi-annual installments commencing 6 months after the delivery of the ship and bear interest at a rate that varies according to LIBOR or

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
EURIBOR, depending on the denomination of the underlying draws. At December 31, 2004, the interest rate on the outstanding balance ranged from 2.63% to 3.82% based on the timing of the underlying draws. These loans are also guaranteed by the Federal Republic of Germany through Hermes Kreditversicherungs-AG for up to Euro 245.0 million and interest thereunder.

$334.1 million Norwegian Jewel Loan
      In April 2004, the Company entered into a term loan with a syndicate of banks to finance up to $334.1 million to finance construction of the Norwegian Jewel. The syndicated term loan bears interest that varies according to LIBOR, depending on the denomination of the underlying draws, and will be repayable in 24 semi-annual installments commencing six months from the ship delivery date. At December 31, 2004, the interest rate was 3.10% based on the timing of the underlying draws.

Euro 308.1 million Pride of Hawaii Loan
      In April 2004, the Company entered into a term loan with a syndicate of banks to finance up to Euro 308.1 million (approximately $369.9 million on the undrawn amount based on the exchange rate at December 31, 2004) to finance construction of the Pride of Hawaii. The outstanding balance at December 31, 2004 of $47.2 million is denominated in Euro. The syndicated term loan bears interest at a rate that varies according to LIBOR or EURIBOR, depending on the denomination of the underlying draws. The principal is due in 24 semi-annual installments commencing with the delivery of the ship, which is anticipated in 2006. At December 31, 2004, the interest rate on the syndicated term loan was 2.93%.

Other
      The Company incurred loan arrangement fees of approximately $15.7 million and $47.5 million for the years ended December 31, 2003 and 2004, respectively, of which approximately $4.3 million and $0.1 million were paid by the Parent on behalf of the Company for the years ended December 31, 2003 and 2004, respectively. Such amounts paid by the Parent on behalf of the Company resulted in an increase in amount due to Parent in the respective periods.
      In conjunction with closing of the Senior Secured Credit Facility and the repayment of certain indebtedness discussed above, the Company wrote off approximately $3.6 million in deferred financing costs to interest expense for the year ended December 31, 2004.
      The Company’s long-term debt agreements contain various restrictive covenants that limit the Company’s incurrence of debt, the creation of encumbrances and assets sales, the payment of dividends and capital expenditures, and require the Company to maintain a minimum cash balance of $50.0 million. In addition, these agreements specify that the earnings and insurance policies related to certain of the Company’s ships, the shares of the Company’s subsidiaries and the Company’s ships and its other property are pledged to the Company’s lenders as collateral.
      There are no restrictions in the agreements that limit intercompany borrowings or dividends between the Company’s subsidiaries that would impact the Company’s ability to meet its cash obligations.
      In addition, the Company is required to maintain compliance with certain financial ratios. During the year ended December 31, 2003, the Company projected it would not be in compliance with the financial ratio for consolidated cash flows to consolidated debt service covenant as of December 31, 2003 as a result of the repayments of deferred principal payments made by the Company in 2002 and 2003. The Company is required to be in compliance with the financial ratio for consolidated cash flows to consolidated debt service covenant only at year-end. On September 30, 2003, the lenders approved a waiver of the projected

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
default of the covenant at December 31, 2003 as described above. The Company was in compliance with the applicable debt covenant at December 31, 2004.
      The following is a schedule of principal repayments of the long-term debt as of December 31, 2004:

2005	$86,198
2006	107,322
2007	109,088
2008	108,925
2009	108,867
Thereafter	1,170,129

$1,690,529

9.	Related party disclosures
      At December 31, 2004, the Lim Family directly and indirectly controls approximately 86.0% of Star Cruises, which in turn owns 100% of the equity of the Company. As a result of the ownership, the Lim Family has the ability to determine the Company’s corporate policies, appoint the Company’s directors and officers and control those corporate actions requiring shareholder approval.

Transactions with Star Cruises
      The Company has substantially been funded since its inception by advances from Star Cruises.
      In August 2003, Star Cruises agreed to convert $800.0 million owed to it by the Company as a result of amounts advanced from February 2000 through September 2003 to equity. In addition, in December 2003, Star Cruises contributed $128.2 million in cash to the Company. As a result of the transaction, the Company recorded additional paid-in capital in the amount of $928.2 million for the year ended December 31, 2003.
      The remaining advances due to Star Cruises at December 31, 2003 and 2004 of $741.4 million and $1.3 million, respectively, are non-interest bearing. The amount due to Star Cruises is unsecured and has no fixed repayment terms. In connection with the Reorganization (see Note 3), approximately $366.6 million of the amount due to Parent at December 31, 2003 was capitalized as equity and, therefore, such amount was recorded as additional paid-in capital during the year ended December 31, 2004. Such amount was classified as a long-term liability at December 31, 2003 since such amount was converted to equity subsequent to year-end. The remaining balance of approximately $374.8 million of the amount due to Parent was classified as a current liability at December 31, 2003 as such amount was satisfied in connection with the Reorganization (see Note 14). The amount due to Parent at December 31, 2004 has no fixed repayment terms and, therefore, such amounts are classified as a current liability at December 31, 2004.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
      The current and long-term amount due to Star Cruises consists of the following for the years ended December 31, 2003 and 2004 (in thousands):

Balance at December 31, 2002	$1,296,340
Cash advanced for capital expenditures	105,221
Cash advanced for debt service payments	173,774
Cash advanced for professional fees	7,028
Cash repaid to Star Cruises	(40,961)
Amount transferred to equity	(800,000)

Balance at December 31, 2003	741,402
Cash advanced for capital expenditures	104
Cash advanced for professional fees	1,169
Net book value of six ships transferred, net of associated debt (see Note 3)	(374,846)
Amount transferred to equity	(366,556)

Balance at December 31, 2004	$1,273

      The average balance for amount due to Star Cruises was $1,156.5 million and $174.9 million for the years ended December 31, 2003 and 2004, respectively.

Transaction with affiliated companies
      The Company has a commitment to certain companies affiliated with GHL as a result of the acquisition by Arrasas of these companies’ equity interest in NCLH as discussed in Notes 1 and 5.

10.	Financial instruments
      The fair values of financial instruments including derivatives are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of the balance sheet date or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following are the fair values and methods used to estimate the fair values of the Company’s financial instruments:

Certain short-term financial instruments
      The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these instruments.

Long-term debt
      As of December 31, 2003 and 2004, the fair value of the long-term debt, including the current portion, was approximately $1,509.1 million and $1,707.9 million, respectively, which was approximately $12.7 million more and $17.4 million more, respectively, than the carrying values. The difference between the fair value and carrying value of the long-term debt is due to the Company’s variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of long-term debt is estimated based on rates currently available to the Company for the same or similar terms and remaining maturities.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)

Foreign exchange forward contracts
      At December 31, 2003, the Company had forward contracts maturing every two months up to April 2004 with a total notional amount of $160.7 million to hedge against the Euro denominated currency shipbuilding commitment on the completion of the newbuild, Pride of America. At December 31, 2003, the fair value of these forward contracts was an unrealized gain of approximately $14.3 million. The fair value of the forward contracts at December 31, 2003 was estimated based on prices quoted by financial institutions for such contracts. The Company had no outstanding forward contracts at December 31, 2004.
      The Company had no significant concentrations of credit risk as of December 31, 2003 and 2004 other than deposits of cash with reputable financial institutions.

11.	Commitments and contingencies
      (a) Operating leases
      The Company operated principally in leased premises. Rent payable under non-cancelable operating lease commitments was $5.1 million, $5.9 million and $6.5 million for the years ended December 31, 2002, 2003 and 2004, respectively.
      At December 31, 2004, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands of dollars):

2005	$5,208
2006	4,477
2007	4,314
2008	4,193
2009	936

$19,128

      (b) The Company has entered into charter agreements with Star Cruises for six ships for a period of one to six years in connection with the Reorganization (see Note 3). Charter expense for these six ships was $20.9 million for the year ended December 31, 2004.
      At December 31, 2004, remaining charter payments were as follows (in thousands of dollars):

2005	$28,851
2006	25,251
2007	15,952
2008	7,032
2009	1,383
2010	1,384

$79,853

      In addition to the charter agreements described above, in May 2004, the Company entered into a six-month charter agreement with Star Cruises to charter the Norwegian Spirit. The charter agreement allowed the Company to purchase the ship at its net book value on the date of the transaction during the term of the charter agreement. The Company recorded ship charter costs of approximately $1.1 million related to this ship for the year ended December 31, 2004. The Company purchased the ship in July 2004 (see Note 4).

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
      (c) Contingencies
      As required by the United States Federal Maritime Commission (“FMC”), the Company maintains a $15.0 million performance guarantee with respect to liabilities for non-performance of transportation and other obligations to passengers. The FMC has proposed rules which, if adopted, would eliminate the $15.0 million ceiling on the performance guarantee requirements and replace it with a sliding scale. If the proposed rules were to be implemented, the Company’s performance guarantee would increase to approximately $100.0 million. The Company cannot predict if or when such rules might be adopted or the final form of any such rules.
      (d) Material litigation

(i) On April 27, 1996, a proposed class action was brought in Florida against the Company alleging, among other things, violation of Florida’s Unfair and Deceptive Trade Practices Act by including an element of profit in port charges collected from passengers. The trial court denied plaintiffs’ motion for class certification. Subsequently, the Third District Court of Appeal reversed the Court’s denial of class certification and remanded the case to the trial court with instructions to certify the class. On March 8, 2004, the parties reached a tentative settlement which was preliminarily approved by the Court on August 12, 2004. A group of objectors has filed an appeal. The Company believes that the ultimate outcome of this matter, based on the tentative settlement, will not have a material impact on the Company’s financial position, results of operations or cash flows.

(ii) A proposed class action filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period January 1, 1998 to the present, the Company failed to pay plaintiff crew members overtime wages in accordance with their contracts of employment. The proposed class consists of all unlicensed seafarers who worked on Company vessels during that period of time and seeks recovery of overtime wages plus statutory penalty wages equal to two times the unpaid wages for each day the wages remain unpaid. The Court entered an order certifying the class as a class action. In March 2005, the parties reached a settlement which was preliminarily approved by the Court on April 21, 2005. The Company believes that the ultimate outcome of this matter, based on the settlement, will not have a material impact on the Company’s financial position, results of operations or cash flows.

(iii) On May 25, 2003, an explosion occurred in the boiler room of the Norway. The incident is currently under investigation by regulatory agencies and the United States Attorney’s Office for the Southern District of Florida. The Company has been cooperating fully with the investigations. To date, none of the agencies has rendered opinions or conclusions concerning the incident. All personal injury lawsuits stemming from the incident have been resolved.

(iv) A proposed class action suit was filed on December 20, 2000 in a Florida State Court alleging that the Company discriminated against disabled persons in violation of the ADA and the Florida Trade Act on several of the Company’s vessels. Discovery has commenced. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(v) A proposed class action suit was filed on June 12, 2001 in Vancouver, British Columbia by a number of nurses alleging breach of a collective bargaining agreement and employment contract for non-payment of overtime wages. The Company has filed a motion to dismiss and is awaiting a ruling on the motion. Discovery has commenced. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(vi) A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against the Company, alleging that the Company violated the Americans

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)

with Disabilities Act of 1990 (“ADA”) in the Company’s treatment of physically impaired passengers on board the Norwegian Sea. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that the Company and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act by misrepresenting certain characteristics and services available to the physically impaired on board the Norwegian Sea. In connection with the state court lawsuit, in December 2001, the trial court denied the plaintiffs’ motion for class certification, and the state appellate court upheld that denial. The case is now proceeding with only the original plaintiffs and is set for trial in April 2005. In connection with the federal court lawsuit, on September 9, 2002, the District Court granted in part and denied in part the Company’s motion to dismiss the case. The District Court ruled that it was unnecessary for the Company to make any physical changes to the Company’s vessels. The District Court permitted an immediate appeal of its ruling to the Fifth Circuit Court of Appeals, which subsequently dismissed the suit on other grounds. The U.S. Supreme Court has accepted jurisdiction at the request of all parties and the matter will be heard on February 28, 2005. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(vii) On July 29, 2002, the Company was served with a complaint which alleged that the Company failed to provide maintenance and cure to an injured crewmember. This complaint also included a proposed class action count on behalf of all those crewmembers that have been receiving in-kind maintenance and cure from the Company alleging the accommodations as well as the food are inadequate. Oral argument on the motion to certify the class was recently heard in the Eleventh Judicial Court in and for Miami-Dade County, Florida. The Court recently ruled in favor of the Company and the plaintiff has appealed. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(viii) On August 2, 2004, the Company was served with a complaint in the U.S. District Court for the Southern District of Florida which alleged breach of contract and unjust enrichment stemming from the cancellation of a group sales agreement. Discovery has commenced. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.
      In the normal course of the Company’s business, various other claims and lawsuits have been filed or are pending against the Company. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Company’s liability is typically limited to the Company’s deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. The Company has evaluated its overall exposure with respect to all of its threatened and pending litigation. To the extent required, the Company has accrued amounts for all estimable probable losses associated with its deemed exposure. The Company is currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, the Company intends to vigorously defend its legal position on all claims and, to the extent necessary, seek recovery. At December 31, 2003 and 2004, the Company had aggregate accrued amounts of approximately $17.2 million and $11.6 million, respectively, for all pending legal matters.
      (e) Commitments
      In February 2003, the Company entered into a shipbuilding contract with the Lloyd Werft shipyard in Germany to complete the construction of a hull purchased by the Company, the Pride of America. The contract price of the ship, which is denominated in Euros, is approximately $377.0 million (based on the December 31, 2004 exchange rate for the remaining payments). The Company expects to take delivery of the Pride of America in the second quarter of 2005. At December 31, 2004, the Company has an outstanding commitment of approximately $110.7 million (based on the exchange rate in effect at December 31, 2004) pursuant to the shipbuilding contract.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
      In September 2003, the Company entered into shipbuilding contracts with the Meyer Werft shipyard in Germany to construct two new ships. The Company expects to take delivery of the first ship, the Norwegian Jewel, in the third quarter of 2005 and the second ship, the Pride of Hawaii, in the second quarter of 2006. The contract price of the first ship, which is denominated in U.S. dollars, is $390 million. At December 31, 2004, the Company has an outstanding commitment of $207.5 million at December 31, 2004 for the first ship. The contract price of the second ship, which is denominated in Euros, is approximately $473.3 million (based on the December 31, 2004 exchange rate for the remaining payments). At December 31, 2004, the Company has an outstanding commitment of $351.7 million (based on the December 31, 2004 exchange rate) for the second ship.
      In December 2004, the Company entered into an additional shipbuilding contract with Meyer Werft Shipyard to construct another new ship, Hull No. S.669. The contract price of the ship, which is denominated in Euros, is $525.1 million (based on the December 31, 2004 exchange rate). The ship, is scheduled to be delivered in the first quarter of 2007. The Company intends to finance required payments during construction through its revolving line of credit and has signed a commitment letter, subject to certain requirements, to borrow Euro 311.2 million for the final contract payment required upon delivery. p No amounts were paid under this contract at December 31, 2004.
      In June 2004, the Company entered into a Usage Agreement with the New York City Economic Development Corporation that will allow the Company to use cruise ship terminals in the New York area through 2017.
      The Company has future commitments to pay for usage of certain port facilities, including the commitment described above, as follows at December 31, 2004 (in thousands of dollars):

2005	$10,788
2006	13,109
2007	7,788
2008	7,515
2009	8,009
Thereafter	68,977

$116,186

      (f) Credit Card Processor
      In April 2003, the Company entered into an agreement with a new card processor who will process certain credit card receipts from passengers. Under the terms of the new agreement, the Company provided a $100.0 million letter of credit and restricted cash that fluctuates based on the level of advance ticket sales processed. At December 31, 2004, the restricted cash balance was $25.0 million.
      In September 2003, Star Cruises entered into two letters of credit facilities in the aggregate amount not exceeding $100 million to collateralize the risk in processing the Company’s credit card sales transactions. The letters of credit expire in September 2005.
      (g) Other
      Certain contracts the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and the Company is not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
The Company has not been required to make any payments under such clauses in the past, and does not believe that, under current circumstances, a request for indemnification is probable.

12.	Income taxes
      The Company is incorporated in Bermuda. Its subsidiary, Arrasas, which is incorporated in the Isle of Man, is not subject to income tax in the Isle of Man in respect of activities undertaken outside the Isle of Man.
      Historically, NCLH and its subsidiaries were subject to tax in Norway. However, during 2001, the Company completed a restructuring of NCLH and its subsidiaries. In connection with the restructuring, NCLL, a Bermuda based operating subsidiary, became a directly held subsidiary of Arrasas and accordingly the profits of NCLL are no longer subject to taxation in Norway. NCLH and NCLC remain within the Norwegian tax regime and are currently dormant.
      Deferred tax assets (liabilities) that relate to the Company’s Norwegian taxes comprised the following at December 31, 2003 and 2004 (in thousands of dollars):

	2003	2004

Deferred tax assets:
Loss carryforwards	$68,426	$71,758
Shares in NCL Cruises Ltd.	45,100	62,206
Pension obligation	598	634
Others	894	718

	115,018	135,316
Valuation allowance	(115,018)	(135,316)

Net deferred tax asset	$—	$—

      Taxable losses can be carried forward for a maximum of ten years. Total losses available for carry forward related to NCLH as of December 31, 2004 are $256.3 million. These losses will begin to expire commencing in the year ending December 31, 2008.
      The valuation allowance for deferred tax is in respect of future tax benefits attributable to NCLH and arising prior to its acquisition by the Company. If these assets are realized the benefit will be allocated to reduce goodwill arising on the acquisition of NCLH.
      The activity in the deferred tax asset valuation allowance related to the Company’s Norwegian taxes for the years ended December 31, 2002, 2003 and 2004 is as follows (in thousands of dollars):

	Balance at
	Beginning			Balance at
Year Ended December 31,	of Year	Additions	Deductions	End of Year

2002	$69,512	$42,443	$—	$111,955
2003	111,955	3,063	—	115,018
2004	115,018	20,298	—	135,316
      In addition, the Company has certain subsidiaries that are incorporated in the United States, which commenced operations in 2004. The income from these subsidiaries is subject to U.S. federal income taxation.
      At December 31, 2004, the Company’s operations in the United States had a $25.4 million of unrecognized net deferred tax assets, comprised primarily of net operating loss carryforwards and start-up

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
expenses. A valuation allowance has been provided against this net deferred tax asset since these operations are in the start-up phase and do not have a history of profitable operations. Therefore, realization of the deferred tax asset can not be assured at this time. The Company continues to evaluate the realizability of its deferred tax assets and its estimate is subject to change. The benefit for income taxes which represented the effect of the net operating loss has been offset by the change in the valuation allowance relating to the deferred tax assets.
      The differences between the effective rate and the United States federal income tax statutory rate are as follows for the years ended December 31, 2003 and 2004 (in thousands of dollars):

	2003	2004

Tax benefit at statutory rate	$2,781	$19,936
State income tax benefit, net of federal benefit	331	2,370
Change (increase) in the valuation allowance	(3,112)	(22,306)

Income tax provision	$—	$—

      Deferred tax assets and liabilities that relate to the Company’s U.S. operations comprised the following at December 31, 2003 and 2004 (in thousands of dollars):

	2003	2004

Deferred tax assets:
Loss carryforwards	$—	$23,654
Start-up expenses	3,112	12,768

	3,112	36,422

Deferred tax liabilities:
Accelerated depreciation	—	11,004

	—	11,004

	3,112	25,418
Valuation allowance	(3,112)	(25,418)

Net deferred tax asset	$—	$—

      The Company has net operating loss carryforwards for federal and state tax purposes totaling approximately $60 million at December 31, 2004, expiring at various times commencing in 2024.
      The activity in the deferred tax asset valuation allowance related to the Company’s U.S. taxes for the years ended December 31, 2003 and 2004 is as follows (in thousands of dollars):

	Balance at
	Beginning			Balance at
Year Ended December 31,	of Year	Additions	Deductions	End of Year

2003	$—	$3,112	$—	$3,112
2004	3,112	22,306	—	25,418

13.	Employee benefit and stock options

Employee stock option plans
      In November 2000, Star Cruises adopted a “Post-listing Employee Share Option Scheme” (“Share Option Scheme”) for the employees of Star Cruises and the Company that provides for the granting of

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
stock options in Star Cruises’ common stock. The stock options are exercisable over a ten year period from the date the stock options are awarded. Fifty percent of the total stock options granted vest as follows: 30% two years from the award date, 20% three years from the award date and an additional 10% annually in the subsequent years until the options are fully vested. The other fifty percent of the total stock options granted vest pursuant to the same schedule assuming that the Company achieves certain performance targets, defined in the Share Option Scheme. Pursuant to the terms of the grant award, the employee is required to sign and return documentation of acceptance of the stock option award along with U.S.$1.00 consideration. The grant date is the date in which the employee returns the signed documentation and pays the consideration due.
      In August 2004, Star Cruises authorized the additional grant of approximately 7,974,000 share options to the Company’s management under the Post-Listing Employee Share Option Scheme. The terms and conditions are consistent with the previous options granted under the Post-Listing Employee Share Option Scheme with the exception that the options vest two years from the award date. Fifty percent of the total stock options granted will be exercisable only if the Company achieves certain performance targets in 2005, as defined in the Share Option Scheme.
      Pertinent information covering the options granted pursuant to the Share Option Scheme is as follows:

				Weighted
			Weighted	Average
			Average	Remaining
	Number of	Option	Exercise	Contractual	Expiration
	Shares	Price	Price	Life	Date

Outstanding at January 1, 2002	—	—	—	—	—
Granted	19,744,800	$0.39-0.41	$0.41	9.01	2012
Forfeited	—	—	—	—	—

Outstanding at December 31, 2002	19,744,800	$0.39-0.41	$0.41	9.01	2012

Outstanding at January 1, 2003	19,744,800	$0.39-0.41	$0.41	9.01	2012
Granted	40,333,770	$0.39-0.41	$0.41	9.15	2013
Forfeited	(1,759,770)	$0.39-0.41	$0.41	—	2012

Outstanding at December 31, 2003	58,318,800	$0.39-0.41	$0.41	9.11	2012-13

Outstanding at January 1, 2004	58,318,800	$0.39-0.41	$0.41	9.11	2012-13
Granted	5,643,244	$0.22	$0.22	9.83	2012-13
Forfeited	(13,797,447)	$0.41	$0.41	8.11	2012

Outstanding at December 31, 2004	50,164,597	$0.22-0.41	$0.39	8.30	2012-14

Exercisable at:
December 31, 2002	—	—	—
December 31, 2003	—	—	—
December 31, 2004	8,675,310	$0.39-0.41	$0.41

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
      Significant option groups outstanding at December 31, 2004 and related price and life information is as follows:

	Options Outstanding			Options Exercisable

			Weighted
		Weighted	Average		Weighted
	Outstanding at	Average	Remaining	Exercisable at	Average
	December 31,	Exercise	Contractual	December 31,	Exercise
Range of Exercise Price	2004	Price	Life	2004	Price

$0.39-0.41	44,521,353	$0.41	8.11	8,675,310	$0.41
$0.22	5,643,244	$0.22	9.83	—	—

	50,164,597	$0.39	8.30	8,675,310	$0.41

      The Share Option Scheme provides that a former employee must pay in cash to the Company liquidated damages, as defined in the “Share Option Scheme,” if the employee leaves the Company and engages in any trade, employment, business or activity for six months after leaving the Company that would be consider in competition with the work done at the Company. The liquidated damages is equivalent to a percentage of the capital appreciation of the stock option defined as the difference between the market price of the stock on the date of the exercise of the stock option and the exercise price of the stock option, less the amount of any income taxes paid.
      As a result of certain variable terms in the Share Option Scheme that depend on events after the grant date including, but not limited to, the fact that (i) certain stock options vest pursuant to performance targets and (ii) all stock options are subject to liquidated damages, the stock options granted are subject to variable accounting until the measurement date. The Company has not recorded any compensation expense in connection with the stock options granted and accepted in 2000 because the exercise price of stock options accepted in 2000 exceeded the quoted market price of Star Cruises’ common stock at December 31, 2002, 2003 and 2004. The Company recorded compensation expense in connection with the stock options granted and accepted in 2004 because the exercise price of stock options accepted in 2004 was less than the quoted market price of Star Cruises’ common stock at December 31, 2004. The Company recorded compensation expense of approximately $13,000 for the year ended December 31, 2004 related to stock options granted and accepted in 2004. The remaining $165,000 of unearned compensation as of December 31, 2004 related to the stock options granted and accepted in 2004 will be amortized over the vesting period. The Company will continue to record compensation expense in future periods to the extent that the quoted market price of Star Cruises’ common stock exceeds the exercise price of the stock options granted and accepted.
      During the year ended December 31, 2004, the Company recorded approximately $273,000 in non-cash compensation expense related to employees who left the Company but were allowed to retain certain vested stock options at the time of their separation from the Company. The compensation expense was calculated based on the fair market value of the stock option at the time the employee separated from the Company, calculated based on the Binomial option pricing model.
      In January 2000, Star Cruises granted a stock option to an executive of the Company to purchase 200,000 of Star Cruises’ common stock at $2.275 per share. The option vests over a period through 2009. The stock had a fair market value on the day of grant of $9.95 per share of common stock. The difference between the exercise price and the fair market value amounted to approximately $1,517,000. Subsequent to the grant, the number of shares of common stock subject to the stock option were adjusted for a rights offering and at December 31, 2004, the executive had a stock option to purchase 1,219,800 of Star Cruises’ common stock at a price of $0.42 per share. For the years ended December 31, 2002, 2003 and 2004, the Company recorded approximately $218,000, $115,000 and

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
$154,000 in non-cash compensation expense, respectively. The remaining $614,000 of unearned compensation as of December 31, 2004 will be amortized over the vesting period.

Benefit plans
      The Company has a defined contribution plan (the “Plan”) for its shoreside employees. Effective January 1, 2002, the Plan was amended to cease future employer contributions. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”).
      In addition, the Company maintains a 401(k) Plan (the “401(k) Plan”). The 401(k) Plan covers substantially all its shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. The Company makes matching contributions equal to 100% of the first 3% and 50% of the next 7% of the participant’s contributions and shall not exceed 6.5% of each participant’s compensation. The Company’s matching contributions are vested according to a five-year schedule.
      The Company maintains an unfunded Supplemental Executive Retirement Plan (“SERP Plan”), defined contribution plan, for certain of its key employees whose benefits are limited under the Plan and the 401(k) Plan. The Company records an expense for amounts due to the SERP Plan on behalf of each participant that would have been contributed without regard to any limitations imposed by the U.S. Internal Revenue Code.
      No amounts are required to be or were contributed under the SERP Plan by the Company as at December 31, 2003 and 2004 as the SERP Plan is unfunded. The Company recorded expenses related to the above described defined contribution plans of approximately $4.6 million, $4.4 million and $4.5 million for the years ended December 31, 2002, 2003 and 2004, respectively.
      The Company’s contributions are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Approximately $0.01 million, $0.02 million and $0.11 million of the forfeited contributions were utilized in each of the years ended December 31, 2002, 2003 and 2004, respectively. As at December 31, 2003 and 2004, approximately $0.10 million and $0.07 million, respectively, were available to reduce future contributions.
      In addition, the Company maintains an unfunded Supplemental Senior Executive Retirement Plan (“SSERP Plan”), a defined benefit plan, for selected senior executives. The Company has recorded an accrual at December 31, 2003 and 2004 of approximately $7.0 million and $8.9 million, respectively, with respect to the SSERP Plan in the accompanying balance sheets. The Group records an expense related to the SSERP Plan for such amounts based on the following actuarial assumptions: 5% discount rate and 5% annual increase in compensation. The Company recorded an expense related to the above described defined benefit plan of approximately $2.0 million and $1.9 million for the years ended December 31, 2003 and 2004, respectively. No amounts are required to be or were contributed under the SSERP Plan by the Company at December 31, 2003 and 2004 as the SSERP Plan is unfunded.

14.	Restatement
      The Company has restated its consolidated balance sheet as of December 31, 2003, after determining that a portion of the amount due to Parent, as further described in paragraph 4 of Note 9, and a portion of long-term debt, as further described in paragraph 7 of Note 8, should be classified as current liabilities rather than long-term liabilities. The amount due to Parent and the amount of long-term debt were satisfied in connection with the Reorganization on April 23, 2004 (see Note 3). This restatement is limited solely to revising the classification of approximately $374.8 million due to Parent and $403.2 million in long-term debt from long-term liabilities to current liabilities in the Company’s

NCL Corporation Ltd.
Notes to the Consolidated Financial Statements — (Continued)
consolidated balance sheet as of December 31, 2003. The restatement had no effect on the Company’s statements of operations or cash flows.
      The following table summarizes the impact of the restatement as of December 31, 2003:
      Liabilities and Stockholders’ Equity (in part) at December 31, 2003:

	As Previously
	Reported	As Restated

Current portion of long-term debt	$73,795	$476,995
Amount due to Parent (current portion)	—	374,846
Total current liabilities	415,189	1,193,235
Long-term debt	1,422,592	1,019,392
Amount due to Parent (long-term portion)	741,402	366,556

NCL Corporation Ltd.
Condensed Consolidated Statements of Operations
For the Six Months Ended June 30, 2004 and 2005

	Six Months Ended
	June 30,

	2004	2005

	(Unaudited)
	(Dollars in thousands)
Revenues
Passenger ticket revenues	$417,699	$492,890
Onboard and other revenues	154,867	195,271

Total revenues	572,566	688,161

Operating expenses
Commissions, transportation and other	88,417	104,088
Onboard and other	50,373	61,131
Payroll and related	111,139	144,547
Food	36,960	43,181
Ship charter costs	6,562	14,961
Other operating	122,866	138,229

Total operating expenses	416,317	506,137

Marketing, general and administrative expenses	104,836	112,672
Depreciation and amortization	45,968	45,732

Total expenses	567,121	664,541

Operating income	5,445	23,620

Non-operating income (expense)
Interest income	653	2,170
Interest expense, net of capitalized interest	(17,766)	(34,048)
Foreign currency translation gain	373	19,625

Total non-operating expense	(16,740)	(12,253)

Net (loss) income	$(11,295)	$11,367

The accompanying notes are an integral part of these condensed consolidated financial statements.

NCL Corporation Ltd.
Condensed Consolidated Balance Sheet
As of June 30, 2005

June 30, 2005

(Unaudited)
(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$215,068
Restricted cash	95,044
Accounts receivable, net	13,447
Note from Parent	12,325
Amount due from Parent	3,741
Consumable inventories	40,254
Prepaid expenses and others	29,214
Deferred dry-docking costs	13,872

Total current assets	422,965
Property and equipment, net	2,830,035
Deferred drydocking costs	10,750
Goodwill	400,254
Tradenames	218,538
Other assets	73,688

Total assets	$3,956,230

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Current portion of long-term debt	$113,540
Accounts payable	53,169
Accrued expenses and other liabilities	158,630
Advance ticket sales	339,215

Total current liabilities	664,554
Long-term debt	1,894,389
Other long-term liabilities	5,176

Total liabilities	2,564,119

Commitments and contingencies
Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12
Additional paid-in capital	1,498,739
Unamortized stock option expense	(659)
Accumulated deficit	(105,981)

Total shareholder’s equity	1,392,111

Total liabilities and shareholder’s equity	$3,956,230

The accompanying notes are an integral part of these condensed consolidated financial statements.

NCL Corporation Ltd.
Condensed Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2004 and 2005

	Six Months Ended
	June 30,

	2004	2005

	(Unaudited)
	(Dollars in thousands)
Cash flow from operating activities:
Net (loss) income	$(11,295)	$11,367
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	45,968	45,732
Gain on translation of debt	—	(20,933)
Other	77	103
Changes in operating assets and liabilities:
Accounts receivable	(5,125)	(2,641)
Consumable inventories	(6,360)	(6,891)
Prepaid expenses and other assets	1,978	(5,049)
Deferred drydocking costs	(9,341)	(13,479)
Accounts payable	(18,984)	(16,706)
Accrued expenses and other liabilities	16,083	43,625
Advance ticket sales	84,303	108,614

Net cash provided by operating activities	97,304	143,742

Cash flows from investing activities:
Capital expenditures	(138,187)	(359,322)
Increase in restricted cash	(5,880)	(66,524)

Net cash used in investing activities	(144,067)	(425,846)

Cash flows from financing activities:
Principal repayments on long-term debt	(36,897)	(37,482)
Proceeds from debt	40,192	368,457
Proceeds from (repayment of) advances from Parent	21,322	(5,014)
Contribution from Parent	—	461
Payment of debt issuance costs	(20,791)	(1,674)

Net cash provided by financing activities	3,826	324,748

Net (decrease) increase in cash and cash equivalents	(42,937)	42,644
Cash and cash equivalents
Beginning of period	199,141	172,424

End of period	$156,204	$215,068

Non-cash transaction
      During the six months ended June 30, 2005, the Company recorded $7.7 million in additional goodwill with a corresponding increase of $6.7 million in additional paid-in capital and $1.0 million in accrued expenses and other liabilities.
The accompanying notes are an integral part of these condensed consolidated financial statements.

NCL Corporation Ltd.
Condensed Consolidated Statement of Changes in Shareholder’s Equity
For the Six Months Ended June 30, 2005

	Common Stock		Additional	Unamortized
			Paid-in	Stock Option	Accumulated
	Shares	Amount	Capital	Expense	Deficit	Total

	(Unaudited)
	(Dollars in thousands except common stock data)
Balance, December 31, 2004	12,000	$12	$1,491,623	$(779)	$(117,348)	$1,373,508
Issuance of stock option	—	—	54	(38)	—	16
Accretion stock option expense	—	—	—	87	—	87
Adjustments to variable stock options	—	—	(71)	71	—	—
Net income for the period	—	—	—	—	11,367	11,367
Contribution from Parent	—	—	7,133	—	—	7,133

Balance, June 30, 2005	12,000	$12	$1,498,739	$(659)	$(105,981)	$1,392,111

The accompanying notes are an integral part of these condensed consolidated financial statements.

NCL Corporation Ltd.
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Organization
      On December 15, 2003, NCL Corporation Ltd. (the “Company”) was incorporated in Bermuda as a wholly-owned subsidiary of Star Cruises Limited (“Star Cruises”). The Company through its wholly-owned subsidiaries markets its cruises under two principal brands, Norwegian Cruise Lines, including NCL America, and Orient Lines. As of June 30, 2005, the Company operates twelve ships offering cruises in Antarctica, Caribbean, Bermuda, Alaska, Europe, Hawaii, New England and Central and South America.

2.	Basis of Presentation
      The accompanying condensed consolidated balance sheet as of June 30, 2005, the related condensed consolidated statements of operations and cash flows for the six months ended June 30, 2005 and 2004 and the condensed consolidated statement of changes in shareholder’s equity for the six months ended June 30, 2005 are unaudited and have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America. Certain information and footnote disclosures normally required by accounting principles generally accepted in the United States of America and included in the Company’s annual consolidated financial statements have been omitted. The condensed consolidated financial statements, in the opinion of management of the Company, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the condensed consolidated financial position and condensed consolidated results of operations for the interim periods presented.
      The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire fiscal year. The condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004.

3.	Stock-Based Compensation
      The Company accounts for stock-based compensation using the intrinsic-value method and discloses certain fair market value pro forma information with respect to its stock-based compensation activities.
      The following table illustrates the effect on net (loss) income if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in thousands of dollars):

	Six Months Ended,
	June 30,

	2004	2005

Net (loss) income, as reported	$(11,295)	$11,367
Add: total-stock-based employee compensation expense included in reported net (loss) income	77	103
Deduct: total stock-based employee compensation expense determined under fair value method for all awards	(1,969)	(1,628)

Pro forma net (loss) income	$(13,187)	$9,842

NCL Corporation Ltd.
Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

4.	Property and Equipment
      Property and equipment at June 30, 2005 consists of the following (in thousands of dollars):

Cruise ships	$2,356,989
Vessels under construction	610,487
Other property	53,380

3,020,856
Less: Accumulated depreciation	(190,821)

$2,830,035

      Depreciation expense for the six months ended June 30, 2004 and 2005 was $40.1 million and $36.4 million, respectively.
      At June 30, 2005, the Company has remaining outstanding commitments of $1.2 billion (based on the exchange rate in effect at June 30, 2005) pursuant to four shipbuilding contracts.
      During the six months ended June 30, 2004 and 2005, the Company capitalized $4.4 million and $19.6 million in interest incurred to vessels under construction.
      On May 3, 2005, the Company entered into a contract with Meyer Werft Shipyard to build another new ship, Hull No. S.670. This ship will be similar to the design of two ships currently in the fleet, the Norwegian Star and Norwegian Dawn. The ship, which is anticipated to be delivered in 2007, will have 2,384 berths. The price of the ship is the Euro equivalent of approximately $474.5 million (based on the exchange rate on June 30, 2005). The Company intends to finance required payments during construction through its revolving line of credit and has signed a commitment letter, subject to certain requirements, to borrow Euro 312.8 million ($378.5 million based on the exchange rate at June 30, 2005) for the final contract payment required upon delivery.

5.	Long-Term Debt
      Long-term debt as of June 30, 2005 consists of the following (in thousands of dollars):

10 5/8% Senior Notes due 2014	$250,000
$800.0 million Senior Secured Credit Facility	622,500
$626.9 million Syndicated Term Loan	261,218
$225.0 million Norwegian Sun Loan	198,000
Euro 298 million Pride of America Loans	356,335
$334.1 million Norwegian Jewel Loan	187,798
Euro 308.1 million Pride of Hawaii Loan	122,828
Other long-term debt obligations	9,250

2,007,929
Less: Current portion	(113,540)

$1,894,389

      The Company incurred debt issuance costs, including loan arrangement fees, of approximately $1.7 million for the six months ended June 30, 2005.

NCL Corporation Ltd.
Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

6.	Commitments and Contingencies
      (a) Material litigation.

(i) On April 27, 1996, a proposed class action was brought in Florida against the Company alleging, among other things, violation of Florida’s Unfair and Deceptive Trade Practices Act by including an element of profit in port charges collected from passengers. The trial court denied plaintiffs’ motion for class certification. Subsequently, the Third District Court of Appeal reversed the trial court’s denial of class certification and remanded the case to the trial court with instructions to certify the class. On March 8, 2004, the parties reached a tentative settlement which was preliminarily approved by the court on August 12, 2004. The Company is in the process of mailing consideration in the form of cash and/or future cruise vouchers to those class members participating in the settlement. The Company believes that the ultimate outcome of this matter will not have a material impact on the Company’s financial position, results of operations or cash flows.

(ii) A proposed class action suit was filed on August 1, 2000 in the U.S. District Court for the Southern District of Texas against the Company, alleging that the Company violated the Americans with Disabilities Act of 1990 (“ADA”) in the Company’s treatment of physically impaired passengers onboard the Norwegian Sea. The same plaintiffs also filed on the same date a proposed class action suit in a Texas state court alleging that the Company and a third party violated Texas’ Deceptive Trade Practices and Consumer Protection Act by misrepresenting certain characteristics and services available to the physically impaired onboard the Norwegian Sea. In connection with the state court lawsuit, in December 2001, the trial court denied the plaintiffs’ motion for class certification, and the state appellate court upheld that denial. The case is now proceeding with only the original plaintiffs and it is anticipated that the Company will file a motion for summary judgment in July 2005. In connection with the federal court lawsuit, on September 9, 2002, the District Court granted in part and denied in part the Company’s motion to dismiss the case. The District Court ruled that it was unnecessary for the Company to make any physical changes to our vessels. The District Court permitted an immediate appeal of its ruling to the Fifth Circuit Court of Appeals, which subsequently dismissed the suit on other grounds. The U.S. Supreme Court accepted jurisdiction at the request of all parties and the matter was heard on February 28, 2005. On June 6, 2005, the Court ruled that the ADA is applicable to foreign flagged cruise vessels that operate in U.S. waters to the same extent that it applies to U.S. flagged ships. The Court further ruled that retrofitting existing ships with permanent modifications is not required, pursuant to a provision of the ADA that requires only “readily achievable” modifications. The Court stressed that a ship must comply with international safety regulations and that the ADA should not be construed to conflict with those international standards. The Court remanded the case to the Fifth Circuit to determine which claims in the lawsuit remain under the Court’s ruling.

(iii) A proposed class action suit was filed on December 20, 2000 in a Florida State Court alleging that the Company discriminated against disabled persons in violation of the ADA and the Florida Trade Act on several of the Company’s vessels. Discovery has commenced. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(iv) A proposed class action suit was filed on May 17, 2001 in the U.S. District Court for the Southern District of New York alleging that during the period from January 1, 1998 to the present, the Company failed to pay plaintiff crew members overtime wages in accordance with their contracts of employment. The proposed class consists of all unlicensed seafarers who worked on the Company’s vessels during that period of time and seeks recovery of overtime wages plus statutory penalty wages equal to two times the unpaid wages for each day the wages remain unpaid. The court entered an order certifying the case as a class action. In March 2005, the parties reached a settlement which was

NCL Corporation Ltd.
Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

preliminarily approved by the Court on April 21, 2005. The Company believes that the ultimate outcome of this matter, based on the settlement, will not have a material impact on the Company’s financial position, results of operations or cash flows.

(v) A proposed class action suit was filed on June 12, 2001 in Vancouver, British Columbia by a number of nurses alleging breach of a collective bargaining agreement and employment contract for non-payment of overtime wages. The Company has filed a motion to dismiss and is awaiting a ruling on the motion. Discovery has commenced. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(vi) On July 25, 2002, the Company was served with a complaint in which a former employee alleged that the Company failed to pay him severance pay/employment benefits following his discharge. Discovery is proceeding. The case has been set for trial beginning October 3, 2005. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(vii) On July 29, 2002, the Company was served with a complaint which alleged that the Company failed to provide maintenance and cure to an injured crew member. This complaint also included a proposed class action count on behalf of all those crew members that have been receiving in-kind maintenance and cure from the Company alleging the accommodations and food are inadequate. Oral argument on the motion to certify the class was recently heard in the Eleventh Judicial Court in and for Miami-Dade County, Florida. The Court recently ruled in favor of the Company and the plaintiff has appealed. During the pendency of the appeal the parties settled the case at court sponsored mediation. The settlement of this case did not have a material impact on the Company’s financial position, results of operations or cash flows.

(viii) On May 25, 2003, an explosion in the boiler room onboard the Norway resulted in the death of eight crew members and the injury of approximately 20 other crew members. All personal injury lawsuits stemming from the incident have been resolved. Additionally, the incident is currently under investigation by regulatory authorities and the United States Attorney’s Office for the Southern District of Florida. To date, none of the agencies involved has rendered opinions or conclusions concerning the incident.

(ix) On June 12, 2003, the Company was served with a class action complaint filed in Pinellas County, Florida, alleging that the Company overcharged passengers for port charges, and that this was a deceptive trade practice for which the Company is liable to the asserted class of plaintiffs pursuant to Florida’s Deceptive and Unfair Trade Practices Act. The plaintiff, travel agent, filed this putative class action on behalf of all Florida residents who departed on Orient Lines vessels on or after January 1, 1999 to the present and seeks reimbursement of port charges paid to the Company. The Company has settled this action and the settlement did not have a material impact on the Company’s financial position, results of operations or cash flows.

(x) On August 2, 2004, the Company was served with a complaint in the U.S. District Court for the Southern District of Florida which alleged breach of contract and unjust enrichment stemming from the cancellation of a group sales agreement. The Company has settled this action and the settlement did not have a material impact on the Company’s financial position, results of operations or cash flows.

(xi) On April 14, 2005, a cross complaint was filed against the Company in the Superior Court of California, San Francisco County, alleging breach of contract, fraud, and unfair business practices stemming from two full vessel charters of the Pride of Aloha on August 1, 2005 and August 8, 2005. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

NCL Corporation Ltd.
Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

(xii) On June 13, 2005, the Company was served with a class action complaint alleging a violation of Florida’s Deceptive and Unfair Trade Practices Act and Unjust Enrichment in connection with the sale of shore excursions aboard the Company’s vessels. Discovery has commenced. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.

(xiii) Subsequent to mandatory offers made by Arrasas, Star Cruises Group acquired an aggregate interest of about 84.5% of the outstanding shares in NCLH. Following the completion by Arrasas of the purchase of an additional 10.9% of the shares of NCLH from its affiliates (at Norwegian Kroner (“NOK”) 15 per share) on November 29, 2000, Arrasas owned 95.4% of the shares in NCLH. Under Norwegian law, Arrasas commenced on November 30, 2000 squeeze-out proceedings to acquire the remaining interests in NCLH held by the minority shareholders of NCLH at an offer price of NOK13 per share. As a result of this squeeze out, Arrasas became the sole owner of the entire outstanding shares of NCLH. Persons formerly holding in aggregate 1,833,398 shares rejected the offer and demanded that the offer price be determined by a valuation court. In accordance with Norwegian law, Arrasas therefore submitted a valuation petition on October 26, 2001 to the Oslo City Court to determine the offer price for the shares formerly held by the persons rejecting the offer. The valuation proceedings were heard between September 1, 2003 and September 12, 2003, and on December 5, 2003 the Oslo City Court determined that the fair value of the shares offered was NOK25 per share. The Company appealed the Oslo City Court’s ruling. The appeal court commenced hearing the appeal on April 4, 2005, and has conducted a fresh valuation proceeding. On June 28, 2005, the appeal court ruled that the redemption price for the shares is fixed at NOK 16.50 per share, plus 5.5% annual and compound interest from November 30, 2000 until payment is made. The appeal court also ordered Arrasas to pay NOK 2.47 million as costs to the minority shareholders. Interest will accrue from the due date until payment is made. Based on this decision, should the minority shareholders choose not to appeal, Arrasas would be required to pay the minority shareholders the price as fixed by the appeal court above plus interest accrued since November 30, 2000. In addition, and pursuant to an agreement, Arrasas will have to pay the amount of NOK 1.50 per share to the affiliates of Arrasas who sold 10.9% of the shares in NCLH to Arrasas in November 2000. Star Cruises Limited has agreed to pay certain amounts the Company ultimately is obligated to pay to the shareholders as a result of this dispute. As a result of the ruling of the appeal court, the Company has recorded additional goodwill to reflect the final determination by the appeal court of the fair value of the price of the shares at the time of acquisition in the amount of $7.7 million at June 30, 2005 related to amounts paid to the minority shareholders of NCLH and the amounts paid to the shareholders who are affiliates of Arrasas who sold their shares to the Company in November 2000, as discussed above. Under the applicable accounting literature for purchase business combinations, the total purchase price of NCLH should reflect the fair value of the assets distributed to acquire the shares held by the other shareholders. Because the squeeze-out merger did not result in a negotiation of the fair value of the shares held by the minority shareholders, the amounts paid in 2000 represented an initial estimate of the total purchase consideration to acquire these shares of NCLH. The final determination by the appeal court reflects the ultimate fair value of the shares acquired at the time of purchase, and therefore the Company treated the additional amounts payable to the minority shareholders of NCLH as a result of the final court ruling as additional purchase consideration. In addition, the amounts paid to the shareholders who are affiliates of Arrasas, pursuant to the contractual agreement, are treated as additional contingent consideration in accordance with accounting principles generally accepted in the United States of America.

In addition, pursuant to the terms of the appeal court’s ruling, the Company recorded marketing, general and administrative expense related to the reimbursement of legal fees in the amount of $0.5 million and interest expense in the amount of $1.3 million in the statement of operations for the

NCL Corporation Ltd.
Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

six months ended June 30, 2005. The Company also recorded additional paid-in capital of $7.1 million for the six months ended June 30, 2005 pursuant to the agreement with Star Cruises Limited to reimburse the Company for certain amounts that were ultimately paid to shareholders and the legal fees as a result of this matter.

(xiv) On April 6, 2001, a complaint was filed in the United States District Court for the Southern District of New York against Star Cruises Limited, Arrasas Limited (collectively, “Star”) and the Bank of New York (“BNY”). The plaintiff claimed that Star violated the U.S. securities laws by making false and misleading disclosures in connection with Star’s mandatory offer for the shares of NCLH, and that Star was unjustly enriched in connection with Star’s acquisition of American Depositary Receipts (“ADRs”) of NCLH previously beneficially owned by the plaintiff. Except for its claim for unjust enrichment, the plaintiff’s claims against Star were dismissed. The plaintiff also claims that BNY breached the deposit agreement governing NCLH’s ADR program when BNY accepted Star’s subsequent offer. On May 14, 2001, BNY filed cross-claims against Star as well as third party claims against us, alleging that these entities are liable to BNY for any amount for which BNY may be held liable under the original claims. Following the dismissal, BNY repleaded certain claims. With the exception of BNY’s claim for contractual indemnification for its attorneys’ fees and costs against NCLH, on January 20, 2005, the court granted summary judgment in favor of NCLH against BNY. The court also restored NCLH’s claim for contractual indemnification for its attorneys’ fees and costs against BNY. On September 5, 2001, a purported class action was filed against Star and BNY by other holders of NCLH’s ADRs asserting similar claims as those in the original action. On March 9, 2004, the court dismissed the purported class action against Star. BNY filed the same cross-claims against Star. On January 20, 2005, the court granted summary judgment in favor of Star against BNY. On August 8, 2005, the court granted BNY’s motion for summary judgment on the claim for indemnification of its attorneys’ fees. The Company believes that it has meritorious defenses to these claims and, accordingly, is defending vigorously this action.
      In the normal course of the Company’s business, various other claims and lawsuits have been filed or are pending against the Company. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Company’s liability is typically limited to the Company’s deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. The Company has evaluated its overall exposure with respect to all of its threatened and pending litigation. To the extent required, the Company has accrued amounts for all estimable probable losses associated with its deemed exposure. The Company is currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, the Company intends to vigorously defend its legal position on all claims and, to the extent necessary, seek recovery. At June 30, 2005, the Company had an aggregate accrued amount of approximately $11.4 million for all pending legal matters.
      (b) Contingencies
      As required by the United States Federal Maritime Commission (“FMC”), the Company maintains a $15.0 million performance guarantee with respect to liabilities for non-performance transportation and other obligations to passengers. The FMC has proposed rules which, if adopted, would eliminate the $15.0 million ceiling on the performance guarantee requirements and replace it with a sliding scale. If the proposed rules were to be implemented, the Company’s performance guarantee would increase up to approximately $170.0 million. The Company cannot predict if or when such rules might be adopted or the final form of any such rules.

NCL Corporation Ltd.
Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)
      (c) Other
      Certain contracts the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and the Company is not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. The Company has not been required to make any payments under such clauses in the past, and does not believe that, under current circumstances, a request for indemnification is probable.

      Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and regarding their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of directors and officers.
      The Companies Act 1981 of Bermuda requires every officer, including directors, of a company in exercising powers and discharging duties, to act honestly in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act provides that a Bermuda company may indemnify its directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. The Companies Act further provides that any provision, whether in the bye-laws of a company or in any contract between the company and any officer or any person employed by the company as auditor, exempting such officer or person from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company shall be void.
      Subject to certain provisions of our bye-laws, every director and officer shall be indemnified against all liabilities, loss, damage or expense, including, but not limited to, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable, incurred or suffered by him as director or officer; provided that the indemnity contained in the bye-laws will not extend to any matter which would render it void under the Companies Act as discussed above. In addition, as permitted by our bye-laws, we maintain insurance for the benefit of our directors, officers or employees in respect of any liability that may be incurred by them arising in connection with their duties to the Company.

Item 21.	Exhibits and financial statement schedules.
      (a) A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.
      (b) Financial statement schedules are not submitted because they are not applicable or because the required information is included in the consolidated financial statements or notes thereto.

Item 22.	Undertakings.
      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.

(7) To arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in paragraph (6) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on October 3, 2005.

NCL Corporation Ltd.

By:	/s/ David Colin Sinclair Veitch

David Colin Sinclair Veitch
President and Chief Executive Officer
      KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned directors of NCL Corporation Ltd., a company incorporated under the laws of Bermuda, hereby constitutes and appoints Bonnie Biumi and Mark E. Warren, and each of them (with full power to each of them to act alone), the true and lawful attorneys-in-fact and agents for the undersigned and on behalf of the undersigned and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement or any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned director might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Tan Sri Lim Kok Thay Tan Sri Lim Kok Thay	Chairman of the Board of Directors	October 3, 2005

/s/ David Colin Sinclair Veitch David Colin Sinclair Veitch	Deputy Chairman of the Board of Directors, President and Chief Executive Officer (principal executive officer)	October 3, 2005

/s/ Walter L. Revell Walter L. Revell	Director	October 3, 2005

/s/ Bonnie Biumi Bonnie Biumi	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	October 3, 2005

Authorized representative in the United States:

/s/ Mark E. Warren Mark E. Warren		October 3, 2005

Exhibit index

Exhibit
Number	Description of Exhibit

3(a)	Memorandum of Association of NCL Corporation Ltd.

3(b)	Bye-Laws of NCL Corporation Ltd.

4(a)	Indenture, dated as of July 15, 2004, between NCL Corporation Ltd. and JPMorgan Chase Bank, as Trustee, relating to the 10 5/8 Senior Notes due 2014 of NCL Corporation Ltd.

4(b)	Registration Rights Agreement, dated as of July 15, 2004, among NCL Corporation Ltd., J.P. Morgan Securities Inc. and DnB NOR Markets, Inc.

4(c)	$626.9 million Syndicated Term Loan, dated as of June 26, 1999, among Norwegian Star Limited, Norwegian Dawn Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*

4(d)	$225.0 million Norwegian Sun Loan, dated as of July 9, 2003, among Norwegian Sun Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*

4(e)	Euro 298.0 million Pride of America Loans, dated as of April 4, 2003, among Ship Holding LLC and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*

4(f)	$800.0 million Senior Secured Credit Facility, dated as of July 7, 2004, among NCL Corporation Ltd. and a syndicate of international banks.

4(g)	Letters of Credit for $80.0 million and $20.0 million dated September 26, 2003 and amended April 26, 2004 and April 23, 2004, respectively, issued on behalf of NCL Corporation Ltd. as required by the Merchant Services Bankcard Agreement dated as of March 26, 2004, among NCL Corporation Ltd. and Chase Merchant Services, LLC and JPMorgan Chase Bank.

4(h)	Euro 334.1 million Norwegian Jewel Loan, dated as of April 20, 2004, among Norwegian Jewel Limited and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*

4(i)	Euro 308.1 million Pride of Hawaii Loan, dated as of April 20, 2004, among Pride of Hawaii, Inc. and a syndicate of international banks and related Guarantee by NCL Corporation Ltd.*

5(a)	Opinion of Cox Hallett Wilkinson, special Bermuda counsel to NCL Corporation Ltd.

5(b)	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to NCL Corporation Ltd.

10(a)	Merchant Services Bankcard Agreement, dated as of March 26, 2004, among NCL Corporation Ltd., Chase Merchant Services, LLC and JPMorgan Chase Bank*

10(b)	Bareboat Charter Agreement, dated April 20, 2004, between Crown Odyssey Limited and NCL (Bahamas) Ltd.*

10(c)	Bareboat Charter Agreement, dated April 20, 2004, between Crown Wind Limited and NCL (Bahamas) Ltd.*

10(d)	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Dream Limited and NCL (Bahamas) Ltd.*

10(e)	Bareboat Charter Agreement, dated April 20, 2004, between Ocean Voyager Limited and NCL (Bahamas) Ltd.*

10(f)	Amended and Restated Shipbuilding Contract for Pride of America, dated February 5, 2003, between Ship Holding LLC and Lloyd Werft Bremerhaven GmbH as amended by addendum No. 1 dated March 7, 2003, addendum No. 2 dated March 14, 2003 and addendum No. 3 dated July 1, 2004.*

10(g)	Shipbuilding Contract for Hull 667 dated September 15, 2003 between Arrasas Limited and Jos. L. Meyer GmbH as amended by addendum No. 1 dated March 25, 2004.*

10(h)	Shipbuilding Contract for Hull 668 dated September 15, 2003 between Arrasas Limited, Pride of Hawaii, Inc. and Jos. L. Meyer GmbH as amended by addendum No. 1 dated April 13, 2004.*

10(i)	Shipbuilding Contract for Hull No. S669 dated December 24, 2004 between Hull 669 Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*

10(j)	Shipbuilding Contract for Hull No. S670 dated May 3, 2005 between Newbuild Holding, Ltd., NCL Corporation Ltd. and Jos. L. Meyer GmbH.*

12	Computation of ratio of earnings to fixed charges

Exhibit
Number	Description of Exhibit

21	List of subsidiaries of NCL Corporation Ltd.
23(a)	Consent of PricewaterhouseCoopers LLP
23(b)	Consent of Cox Hallett Wilkinson (included in Exhibit 5(a))
23(c)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5(b))
24	Powers of attorney (included on the signature page of this registration statement)
25	Statement of eligibility under the Trust Indenture Act of 1939, as amended, of JPMorgan Chase Bank, N.A., as trustee under the Indenture.
99(a)	Form of letter of transmittal
99(b)	Form of letter to brokers
99(c)	Form of letter to clients
99(d)	Form of notice of guaranteed delivery

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.